4/14

03007989

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orbis

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 16 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5025 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/14/03

82 - 5025

ORBIS
GRUPA HOTELOWA

03 APR 14 AM 7:21

AR/S
12-31-02

SAR - 2002
annual report

Annual Report SA-R 2002

(In accordance with § 57 section 1 item 2 of the Ordinance of the Council of Ministers dated October 16, 2001
- Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)
(for issuers of securities with the business profile of production, construction, trade or services)

For the current-year, period from	**1.01.2002**	to	**31.12.2002**
and for the prior -year, period from	1.01.2001	to	31.12.2001
Date submitted	28.03.2002r		

ORBIS Spółka Akcyjna.
(full name of company)

ORBIS S.A. (brief name of company)	**12** (sector in accordance with WSE classification)
00 028 (postcode)	**Warszawa** (city)
Bracka (street)	**16** (number)
827 34 25 (phone, facsimile)	sekrde@orbis.pl (e-mail)
526-025-04--69 ; 006239529 (VAT no., REGON)	**orbis.pl** (www)

Deloitte&Touche Audit Services Sp. z o.o.
(chartered auditors

Annual Report SA-R 2002 comprises :

President's Letter to Shareholders

- ☑ Opinion and Report of chartered auditors on the audit of semi-annual financial statements
- ☑ Annual financial statements
  - ☑ Introduction
  - ☑ Balance Sheet
  - ☑ Profit and Loss Account
  - ☑ Statement of Shareholders' Equity
  - ☑ Cash Flow Statement
  - ☑ Additional information and notes
- ☑ Board of Director's Report on the Company's operations

FINANCIAL HIGHLIGHTS	in thousands of PLN		in thousands of EURO	
	12 months ended Dec 31, 2002	12 months ended Dec 31, 2001	**12 months ended Dec 31, 2002**	12 months ended Dec 31, 2001
I. Net sales revenues	608 155	681 496	157 158	186 665
II. Operating profit (loss)	22 933	48 069	5 926	13 166
III. Profit (loss) before taxation	44 436	72 994	11 483	19 993
IV. Net profit (loss)	31 057	51 643	8 026	14 145
V. Net cash flows from operating activities	71 851	106 258	18 568	29 105
VI. Net cash flows from investing activities	- 5 631	- 88 711	- 1 455	- 24 298
VII. Net cash flows from financing activities	- 12 002	3 198	- 3 102	876
VIII. Total net cash flows	54 218	20 745	14 011	5 682
IX.. Total assets	1 377 402	1 385 267	342 620	393 329
X. Liabilities and reserves for liabilities	207 006	210 117	51 491	59 660
XI. Long-term liabilities	48 928	16 507	12 171	4 687
XII. Short-term liabilities	67 056	90 531	16 680	25 705
XIII. Shareholders' equity	1 170 396	1 175 150	291 129	333 669
XIV. Share capital	92 154	92 154	22 923	26 166
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	0,67	1,12	0,17	0,31
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	25,40	25,50	6,32	7,24
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)				

Contents:

Ladies and Gentlemen,

Another busy year for our customers and shareholders has passed by. It was a year full of tasks and tests. The number of hotels opened throughout 2002 and the volume of on-going investments prove that the hotel industry in Poland is not anxious about the growing competition, while hoteliers waste no time in preparing for the anticipated growth of tourist arrivals as Poland's preparations to accede to the European Union gain momentum. The year 2002 brought many competitive challenges. Tightening competition in the sector made good offers hardly sufficient to attract customers, while the on-going struggle with competitors compelled high flexibility of hotel rates. The economic growth of 1.3% recorded in 2002 in Poland failed to sustain sufficient demand for services of a steadily increasing number of hotels. Likewise, foreign guests have fewer reasons to visit our country. Economic downwards trend in the states of the European Union, particularly in Germany, flood in the Czech Republic and Germany, international situation related to combating terrorism and prevailing threat of the war with Iraq brought down the number of foreign visitors in our hotels.

Conscious of such serious challenges, faced with lower sales revenues accompanied by a reduced occupancy rate in hotels, we had continued our cost restructuring program. The underlying objective was to primarily reduce the employment level by over 12% as compared to the year 2001, as well as to implement programs and procedures allowing bringing down the costs in other areas. At the same time, it should be underlined that a strong rate of exchange of Euro to the Polish Zloty, sustaining throughout the tourist season, allowed hotels to generate higher revenues in the segment of foreign incoming traffic and thus moderated the decline of the average daily rate in the Orbis Hotel Group in 2002.

The employment restructuring program has been seconded by new investments, involving modernization of hotels, upgrades and expansion, and investment in IT which would facilitate a better customer service and support hotel management. Our investment efforts have been focused on our objective of achieving leadership in the sector in preparations for opening Poland's borders to the vast European Market. A selective investment program guarantees concentration of funds devoted for modernization to prepare our best hotels, at the same time safeguarding the company against excessive debt. The company consolidates its investment policy concentrating funds on its core business, i.e. hotels. The decision to dispose of shares in the company AWSA Holland II BV and, consequently, Orbis' exit from the motorway construction project was an outcome of implementing such an investment policy.

Orbis competes with hotels belonging to international hotel chains, the number of which has been growing in numerous cities throughout Poland. Therefore, we are supported by our strategic partner, Accor – a European leader of the hotel industry and a third largest hotel and travel group worldwide. In 2002, 19 hotels belonging to Orbis S.A. network operated under the *Sofitel, Novotel* and *Mercure* brand names, and yet next Orbis' hotels are to join in 2003.

With satisfaction we communicate that in 2002 the shares of our company invoked interest of investors, both domestic and foreign, institutional and private. The group of our shareholders includes representatives of all investor groups. I would like to sincerely thank you for the trust you placed in us. For the first time in our corporate history, during a year of weaker financial results, the company paid out dividend to its shareholders so as to ensure investors' satisfaction from having invested in the shares of our company. Furthermore, Orbis S.A. took part in the discussions in the stock exchange circles related to drafting and implementation of corporate governance standards in public companies, considering that this initiative is for the benefit of Polish public companies' image and their proper operation on the stock market. The Management Board undertook actions aimed at ensuring our company's compliance with these standards back in 2002.

I would like to sincerely thank all the Employees for their work and common effort during this difficult year and to emphasize that it is their growing efficiency, recognizable already in 2002, that would be the basis for our company's success in the forthcoming years.

I would like to express my special and earnest gratitude to the Guests of our hotels, whose presence is an honor for us, the greatest appreciation of our work and the best award for our efforts. I would like to assure you that all our efforts are geared towards a single goal – to ensure that Orbis' hotels serve you best during your work and leisure.

ORBIS
GRUPA HOTELOWA

Opinion and report of auditor

ORBIS S.A.
WARSAW, BRACKA 16 STR.

FINANCIAL STATEMENTS
FOR THE 2002 FINANCIAL YEAR
WITH
AUDITOR'S OPINION
AND
AUDIT REPORT

TABLE OF CONTENTS

INDEPENDENT AUDITORS' OPINION

To the Shareholders, Supervisory Board and Management Board of ORBIS S.A.

We have audited the attached financial statements of ORBIS S.A. located in Warsaw, Bracka str. no. 16, including:

- introduction to the financial statements,
- balance sheet as of 31 December 2002, with total assets and liabilities of PLN 1,377,402 thousand [PLN 1,377,401,709.69],
- profit and loss account for the year ended 31 December 2002 disclosing a net profit of PLN 31.057 thousand [PLN 31,056,963.89],
- statement of shareholders equity, showing an opening balance of PLN 1,175,150 thousand [PLN 1,175,150,211.28] and a closing balance of PLN 1,170,396 thousand [PLN 1,170,395,623.94],
- cash flow statement for the year ended 31 December 2002 showing a net cash inflow of PLN 54.218 thousand [PLN 54,217,471.86] during the financial year,
- additional information and explanations.

Preparation of these financial statements is the responsibility of the Management Board of the Company. Our responsibility is to express an opinion on the accuracy and correctness of these financial statements and the accuracy of the underlying accounting records.

Except for the issue described in the following paragraph, our audit was planned and performed in accordance with:

- section 7 of the Accounting Act of 29 September 1994 (Dz.U. from 2002 No. 76, item 694),
- auditing standards issued by the National Board of Certified Auditors,

to obtain reasonable assurance as to whether the financial statements are free of material misstatement. Our audit included examining, on a test basis, the accounting evidence and records supporting the amounts and disclosures in the financial statements, assessing the accounting principles (policy) applied, the estimates made by the Management Board, and evaluating the overall presentation of the financial statements.
We believe that our audit provides a reasonable basis for our opinion.

When restating the opening balance as a result of the amended Accounting Act of 1 January 2002, the Company recognised assets the rights to perpetual usufruct of land, previously recorded off-balance sheet. As perpetual usufruct was recorded at PLN 67,011,791,01, which represent the land value estimated by the authorities determining the fees for perpetual usufruct.
No binding interpretation of the amended Accounting Act with regard to valuation and recognition of rights to perpetual usufruct of land has been issued until the opinion date. We believe that those rights should be measured at fair value as at the recognition date.

In our opinion, except for potential adjustments which could be necessary if ORBIS S.A. determined the fair value of the rights to perpetual usufruct of land, the audited financial statements of ORBIS SA for the 2002 financial year were prepared in all material respects:

- in accordance with the accounting principles determined by the Accounting Act and the Company's accounting policy, applied consistently,
- based on properly kept accounting records,
- in form and contents complying with the requirements of:
  - the Accounting Act of 29 September 1994 and the Company's By-laws,
  - the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities,
  - the Council of Ministers' ordinance of 16 October 2001 on detailed conditions to be fulfilled by the prospectus and the summary of the prospectus,

and present fairly and clearly in all material respects, all the information essential for evaluating the economic and financial position of the Company as of 31 December 2002 and its financial result for the financial year then ended.

The Management Report on the activities of the Company in the 2002 financial year is complete in accordance with the Article 49 clause 2 of the Accounting Act and consistent with the underlying information disclosed in the audited financial statements.

The above audit opinion together with audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

Certified Auditor

Alina Domosławska
No. 679

Entity represented by

Alina Domosławska
Board Member

Wacław Nitka
Board Member

Deloitte & Touche Audit Services Sp. z o.o.
ul Fredry 6, 00-097 Warsaw
Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 12 March 2002

AUDIT REPORT OF THE FINANCIAL STATEMENTS OF ORBIS S.A. FOR THE 2002 FINANCIAL YEAR

1. GENERAL INFORMATION

Basic information about the activities of the Company

The Company operates under the name "ORBIS S.A." and is located in the capital city of Warsaw.

The Company operates as a joint stock company established on 17 December 1990 by virtue of a notarial deed of transformation of the state enterprise "Orbis" in a joint stock company, prepared by the notary public Paweł Błaszczak at the Notarial Office No. 18 in Warsaw (Repertory No. A 1882/1990).

Currently, the Company is registered in the enterprise register kept by the District Court for the capital city of Warsaw, XIX Business Department of the National Court Register, under the number KRS 0000022622.

The Company's tax identification number NIP is 526-025-04-69
The REGON number assigned by the Statistical Office is 006239529

The Company operates based on the provisions of the Commercial Companies Code.

The scope of the Company's business activities in accordance with its By-laws includes:
- hotel and catering operations together with auxiliary services,
- managing external hotel facilities within own management systems,
- organisation and performance of domestic and foreign travel services,
- transport services, including rental of vehicles,
- organising and conducting money games and games of chance,
- running foreign exchange desks,
- providing advertising and publishing services in Poland and abroad,
- service and administration activities related to training, investments and IT.

In the audited period the Company had 55 branches-hotels and a Board Office.

The average annual employment in the Company was 6,689 employees.

As of 31 December 2002, the share capital of the Company equalled PLN 92,154,016 and was comprised of 46,077,008 registered and bearer shares with a par value of PLN 2. As of 31 December 2002, the Company's shareholders were:

- ACCOR S.A. – 27,1702%,
- Deutche Bank AG – 12.42%,
- Commercial Union OFE BPH CU WBK – 5.08%,
- GTC S.A. – 5.00%,
- J.P. Morgan Fleming Asset Management (UK) Limited – 5.00%,
- State Treasury – 4.07% ,
- other stock exchange shareholders – 42,598%.

There were no changes to the Company's share capital during the audited period.

The Company's financial year is the calendar year.

The Company's related parties are as follows:
- ACCOR S.A. – significant investor,
- PBP Orbis Sp. z o.o. – subsidiary (the Company holds 69.88% of equity and 70.41% votes at the General Meeting of Shareholders),
- Orbis Transport Sp. z o.o. – subsidiary (the Company holds 82.38% of equity and 84.44% votes at the General Meeting of Shareholders),
- Wioska Turystyczna Wilkasy Sp. z o.o. – subsidiary, 100% shareholding,
- Orbis Casino Sp. z o.o. – associated entity, 33.30% shareholding,
- PH Majewicz Sp. z o.o. – associated entity, 49.00% shareholding,
- GLOBIS Poznań Sp. z o.o. – associated entity, 25.00% shareholding,
- GLOBIS Wrocław Sp. z o.o. – associated entity, 25.00% shareholding.

As at the opinion date, the Company's Management Board was composed of:
- Maciej Olaf Grelowski - Chairman of the Board,
- Krzysztof Andrzej Gerula – Deputy Chairman,
- Andrzej Bobola Szułdrzyński - Deputy Chairman,
- Ireneusz Andrzej Węgłowski - Deputy Chairman,
- Yannick Yvon Rouvrais – Board Member,
- Laurent Francois Picheral – Board Member.

The following changes in the composition of the Management Board took place in the audited period:
- Lidia Mieleszko – Board Member, Chief Accountant –term of office expired on 26 June 2002,
- Laurent Francois Picheral – Board Member – appointed as of 26 June 2002.

Information on the audited financial statements

The audited financial statements were prepared as of 31 December 2002 and include:

- introduction to the financial statements,
- balance sheet as of 31 December 2002, with total assets and liabilities of PLN 1,377,402 thousand [PLN 1,377,401,709.69],
- profit and loss account for the period from 1 January 2002 to 31 December 2002 disclosing a net profit of PLN 31.057 thousand [PLN 31,056,963.89],
- statement shareholders' equity, showing an opening balance of PLN 1,175,150 thousand [PLN 1,175,150,211.28] and a closing balance of PLN 1,170,396 thousand [PLN 1,170,395,623.94],
- cash flow statement for the year ended 31 December 2002 showing a net cash inflow of PLN 54.218 thousand [PLN 54,217,471.86] during the financial year,
- additional information and explanations.

The financial statements were supplemented with a Management Report on the activities of the Company in the 2002 financial year.

Other information

In 2001, the Company had a net profit of PLN 50,978,020.01. The financial statements for the 2001 financial year were audited by Deloitte & Touche Audit Services Sp. z o.o. authorised to audit the financial statements. The authorised issued an unqualified opinion on 1 March 2002.

The General Meeting of Shareholders which approved the financial statements for the 2001 financial year was held on 27 June 2002. The General Meeting of Shareholders decided to allocate the net profit for 2001 in the following manner:

- transfer to supplementary capital – PLN 32,547,216.81,
- dividends to shareholders – PLN 18,430,803.20.

In accordance with the law, the financial statements for the 2001 financial year were submitted to the National Court Register on 28 June 2002 and published in Monitor Polski B No. 337 on 7 October 2002.

The 2001 closing balance was properly introduced into the accounting records as the 2002 opening balance. Appropriate presentation restatements and adjustments related to valuation of assets and liabilities were made in line with the amended Accounting Act.

2. ANALYSIS OF THE FINANCIAL RESULT AND THE ECONOMIC AND FINANCIAL POSITION OF THE COMPANY

Presented below are the main items from the profit and loss account, as well as financial ratios describing the financial result of the Company, its economic and financial position, compared with the previous years.

The financial statements were prepared using the historical cost method and therefore they disregard the inflationary character of the Polish economy. The general price index between 1 January 2002 and 31 December 2002 equalled 1.9%.

Main items from the profit and loss account (in PLN '000)	2001	2002
Sales revenue	681 496	608 150
Operating expenses	631 274	576 416
Other operating income	28 510	19 867
Other operating expenses	30 663	28 673
Financial income	29 958	26 477
Financial expenses	5 200	5 096
Extraordinary gains	167	122
Income tax	21 351	13 379
Net profit	51 643	31 057

Net revenue from sales of products and goods adjusted by the consumer price index*

Year	Revenue from sales of products and goods	Adjusted sales revenue
2001	681 496	694 444
2002	608 150	608 150

	2001	2002
Profitability ratios		
• gross profit margin	10.7%	7.3%
• net profit margin	7.6%	5.1%
• net return on equity	4.4%	2.7%
Effectiveness ratios		
• turnover to total assets ratio	0.5	0.4
• receivables turnover in days	11	12
• liabilities turnover in days	22	17
• inventory turnover in days	9	8
Liquidity/Net working capital		
• debt ratio	7.7	8.4
• equity to total assets ratio	84.8	85.0
• net working capital (in PLN '000)	53 648	130 558
• quick ratio	1.59	2.95
• acid ratio	1.44	2.78

The analysis of the above figures and ratios identified the following trends occurring in 2002:

- the gross profit margin declined and the net profit margin decreased as a result of a decrease in sales revenue during the audited period.
- there were no significant changes related to collection of receivables, the turnover of liabilities in days decreased.
- the Company's liquidity improved as a result of sale of financial assets and investments in real property.

* Source: 2002/2001 – 1.9% (Central Statistical Office)

3. EVALUATION OF THE ACCOUNTING SYSTEM AND INTERNAL CONTROL

The accounting system

The Company keeps its accounting records based on the Company's Chart of Accounts approved by the Management Board and designed in accordance with the Accounting Act of 29 September 1994. The Company's Chart of Accounts defines, among others, the list of general ledger accounts, principles of keeping sub-ledgers and their relationships with the general ledger, principles of recording business transactions on general ledger accounts and principles of measuring assets and liabilities and determining the financial result. The Chart of Accounts was adjusted to the requirements of the amended Accounting Act and is the same for all Branches.

In defining the method of keeping the accounting records, the Company developed and implemented:

- the Company's Chart of Accounts, defining a list of general ledger accounts, principles of classifying events, principles of keeping sub-ledgers and their relationships with the general ledger accounts,
- the list of accounting records, and for computerised accounting records, lists of data files constituting the accounting records on computer data carriers, indicating their structure, interrelationships and functions,
- description of the data processing system, and for computerised accounting records, description of the IT system.

The Company uses the computerised accounting system Pro Finn and the following auxiliary systems:
Reception desk software – REHOT, FIDELIO, Lenmark.
Catering software – GAH, MICROS, FT Gast.
Sales made by the catering function is cleared in MICROS, GAH and FT Gast on daily and periodic basis. Those systems are connected to VAT cash registers.
FIDELIO, REHOT and Lenmark systems are used for reception activities, i.e. bookings, room service, guest cards, management of additional services (catering, telecommunications, laundry), interfaces to other systems: PAY TV, catering, telephone switchboard, electronic locks, foreign exchange desk, hotel cash desk, invoicing and reporting.

Configuration and connections between the catering, reception and financial & accounting systems differ between branches.

The Pro Finn system is password-protected against unauthorised access. The documentation of the processing system includes, among others, a list of programmes used. The Company presented to the certified auditor a written statement of the Management Board approving the programmes for use. The documentation complies with Article 10 of the Act.

The accounting records kept using the information system meet the requirements of article 13 and article 14 clause 4 of the Accounting Act.

The documentation of business transactions, the accounting records and the relationships between the accounting entries and vouchers and financial statements comply with the requirements determined by section 2 of the Accounting Act.

The accounting records of the Company are stored in compliance with section 8 of the Accounting Act.

Internal control

The Management Board of the Company is responsible for establishing and maintaining an internal control system. In order to fulfil this obligation, the Board must evaluate the potential costs and benefits of establishing and implementing specific internal control methods and procedures.

In planning the audit of the financial statements of ORBIS S.A. for the year ended 31 December 2002, we considered the Company's internal control system in order to determine our audit procedures. However, it was not an objective of the audit to obtain assurance as to the effectiveness of the internal control system.

The Management Board of ORBIS S.A. established functional and institutional control.

During our audit we did not detect anything which could suggest that the internal control system does ensure complete and correct presentation, documenting and control of:

a) receipt and issuance of materials, goods, products and services, as well as corresponding invoices,
b) receipt and issuance of cash, including cheques, bills of exchange, securities;
c) calculation and payment of wages and salaries.

4. DETAILED INFORMATION

The audit of the financial statements was performed based on the contract of 23 May 2002 concluded between ORBIS S.A. and Deloitte & Touche Audit Services Sp. z o.o. located in Warsaw, ul. Fredry 6, registered under the number 73 on the list of entities authorised to provide audit services kept by the National Chamber of Certified Auditors. On behalf of the certified auditor, the audit was conducted under the supervision of the certified auditor Alina Domosławska (No. 697). The entity authorised to perform the audit was selected by the Supervisory Board' resolution of 12 March 2002 based on the empowerment included in paragraph 20 of the Company's By-laws.

During the audit, all necessary documents and data as well as detailed information and explanations were provided to the certified auditor, apart from valuation to fair value of land in perpetual usufruct, mentioned in our opinion, as confirmed in a written representation of the Management Board of the Company of 12 March 2003.

Comments concerning the correctness and fairness of particular items of the balance sheet and profit and loss account

BALANCE SHEET

Presented below are the main groups of items from the audited balance sheet as of 31 December 2002 (in PLN '000):

Intangible assets	5 236
Tangible assets	1 122 543
Long-term receivables	1 008
Long-term investments	35 207
Long-term prepayments	15 794
Inventory	11 317
Short-term receivables	35 613
Short-term investments	145 575
Short-term prepayments	5 109
TOTAL ASSETS	**1 377 402**

Share capital	92 154
Supplementary capital	708 078
Revaluation reserve	269 862
Previous years' profit (loss)	69 245
Net profit (loss) for the current financial year	31 057
Provisions for liabilities	84 664
Long-term liabilities	48 928
Short-term liabilities	67 056
Accruals	6 358
TOTAL EQUITY AND LIABILITIES	**1 377 402**

PROFIT AND LOSS ACCOUNT

Presented below are the main groups of items from the audited profit and loss account for the period of 12 months ended 31 December 2002 (in PLN '000):

Net revenue from sales of products and goods	608 155
Cost of products and goods sold	451 646
Gross profit on sales	**156 509**
Selling costs	40 076
General and administrative costs	84 694
Profit on sales	**31 739**
Other operating income	19 867
Other operating expenses	28 673
Operating profit	**22 933**
Financial income	26 477
Financial expenses	5 096
Profit on business activities	**44 314**
Extraordinary gains	158
Extraordinary losses	36
Gross profit	**44 436**
Income tax	13 379
Net profit	**31 057**

All items having influence on the financial result were completely and correctly presented in all material respects when related to the financial statements as a whole. The structure of operating income and expenses, other operating income and expenses, financial income and expenses and extraordinary gains and losses was presented in the explanatory notes (additional information) to the financial statements.

Physical count

The physical count of intangible assets was performed by comparing the accounting records with documentation as of 31 December 2002.

The timing and frequency of physical count of tangible assets were maintained. The physical count was performed successively by taking count of individual parts of hotel facilities. The physical count was settled correctly and its results were correctly posted in the audited year.

The physical count of investments was performed by comparing the accounting records with project documentation as of 31 December 2002. The settlement was correct.

The physical count of financial assets was performed by confirming the interests (shares) and verifying related documentation. The securities held by the Company were counted of and measured as of 31.12.2002.

The physical count of inventory was performed in a fair way, the identified differences were settled correctly and posted in the audited year. The timing and frequency of physical count were maintained.

Confirmation requests for the balances of receivables were sent to all clients. All received confirmation requests regarding liabilities were collected.

The balance of cash on hand was confirmed through a cash count as of 31 December 2002.
The balance of cash at banks was counted by reconciling the balances of accounts to bank statements and confirmations. Confirmations of banks and creditors sent to the auditor support the balance of cash in bank accounts, credits and loans disclosed in the accounting records and in the balance sheet as of 31 December 2002.

The balances of other assets and liabilities were verified through reconciliation to appropriate documentation.

Valuation

The valuation methods used by the Company were described in the introduction to the financial statements and are incompliance. With the requirements set forth by the Accounting Act of 29 September 1994, with the exception of the issue discussed in our opinion.
The accounting principles adopted by the Company are applied properly and consistently.

Tangible and intangible fixed assets and tangible current assets were carried at actual purchase (manufacturing) costs adjusted by impairment write-offs, with the exception of rights to perpetual usufruct of land, previously recorded off-balance sheet, recognised at the value of land estimated by the authorities determining the fees for perpetual usufruct.
Fixed assets recorded as of 1 January 1995 were subject to obligatory revaluation using the ratios published by the President of Central Statistical Office, based on the price level of September 1994. The revaluation difference was charged to equity and recorded under revaluation reserve.

Long-term financial assets and other long-tem investment were measured at purchase cost or purchase price.
Investments in real property were measured at fair value, with the exception of the rights to perpetual usufruct of land, previously recorded off-balance sheet, recognised at the value of land estimated by the authorities determining current fees for perpetual usufruct.
Short-term investments were marked to market, with the exception of the rights to perpetual usufruct of land recognised at the value of land estimated in administrative decisions underlying the calculation of fees for perpetual usufruct.

Other assets and liabilities were measured at face value or amount due, in accordance with the prudence principle.

Provisions and accruals were carried at reliably estimated or expected amounts.

Presentation

The Company correctly presented individual assets and liabilities, and revenues and expenses in the financial statements. The introduction to the financial statements, the balance sheet and the profit and loss account together with explanatory notes which constitute their integral part include all items required to be disclosed in the financial statements under the Accounting Act of 29 September 1994.

Introduction to the financial statements

Introduction to the financial statements includes all information required by Attachment 1 to the Accounting Act. The Company confirmed the validity of the going concern principle followed in preparing the financial statements. The introduction gives a correct and complete description of valuation principles regarding assets and liabilities, principles of measuring the financial result and preparing the financial statements.

Information on selected items of the financial statements.

Structure of inventory

The structure of inventory was correctly presented in respective explanatory note.

Structure of receivables

The ageing analysis of receivables and material receivables under composition or conciliatory proceedings were correctly presented in respective explanatory note. The audited sample did not include past due or redeemed receivables.

Structure of liabilities

The structure of liabilities by type and the ageing analysis of liabilities were correctly presented in respective explanatory notes. The audited sample did not include past due or redeemed liabilities.

Prepayments, accruals and provisions for liabilities

The structure of these items was correctly presented in respective explanatory notes.
Expenses and revenues recognised over time were correctly classified in respect of the audited financial period.
Provisions for liabilities were carried at reliably estimated amounts.
The items are complete and correct in all material respects when related to the financial statements as a whole.

Statement of changes in equity

The statement of changes in equity shows an increase in equity during the audited period in the amount of PLN 4,754,587.34.

Cash flow statement

The cash flow statement discloses:

- a net cash inflow from operating activities of PLN 71,851 thousand;
- a net cash outflow from investment activities of PLN 5,631 thousand;
- a net cash outflow from financial activities of PLN 12,002 thousand

and its items are correctly related to the balance sheet, profit and loss account and the accounting records.

Additional information and explanations

The Company prepared the additional information and explanations consisting of tabular notes to individual balance sheet and profit and loss account items as well as narrative descriptions.

Explanatory notes describing tangible assets, intangible assets, investments, liabilities and provisions correctly presented increases and decreases and their basis during the financial year. Restrictions on individual assets disclosed in the balance sheet arising from security granted to creditors were described.

The additional information and explanations give a correct and complete description of the reporting items and clearly present other information required under Attachment 1 to the Accounting Act, the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities the Council of Ministers' ordinance of 16 October 2001 on detailed conditions to be fulfilled by the prospectus and the summary of the prospectus.

Management Report on the activities of the Company

The financial statements are supplemented with the Management Report on the activities of the Company in the 2002 financial year. The Management Report contains all information required under Article 49 of the Accounting Act, the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities the Council of Ministers' ordinance of 16 October 2001 on detailed conditions to be fulfilled by the prospectus and the summary of the prospectus. We have audited the Management Report with regard to the disclosed information derived directly from the audited financial statements.

Justification of our opinion.

As discussed below, we have issued an opinion with a qualification.

When restating the opening balance following the coming in force as of 1 January 2002 of the amended Accounting Act, the Company recognised under assets the rights to perpetual usufruct of land, previously recorded off-balance sheet. They were recorded in the amount of PLN 67,011,791.01, corresponding to the value of land estimated by the authorities determining the fees for perpetual usufruct.
No binding interpretation of the amended Accounting Act with regard to valuation and recognition of rights to perpetual usufruct of land has been issued until the opinion date. We believe that those rights should be measured at fair value as at the recognition date.

Compliance with legal regulations

Management Representations

The certified auditor received a representation letter from the Management Board of the Company in which the Board stated that the Company complied with the laws in force.

Certified Auditor's Representation

Deloitte & Touche Audit Services Sp. z o.o. and the certified auditor signed below confirm that they are on the list of persons entitled to carry out audits and meet the requirements of article 66 clauses 2 and 3 of the Accounting Act to express an unbiased and independent opinion on the financial statements of ORBIS S.A.

The audit was carried out in accordance with the laws in force and existing professional standards.

Certified Auditor

Alina Domosławska
No. 679

Entity represented by

Alina Domosławska
Board Member

Wacław Nitka
Board Member

Deloitte & Touche Audit Services Sp. z o.o.
ul Fredry 6, 00-097 Warsaw
Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 12 March 2002

ORBIS
GRUPA HOTELOWA

Introduction

Introduction

1. The attached financial statements contain the financial figures of the company Orbis S.A. having its registered address in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 55.11. On the regulated market, the Company's operations are classified as miscellaneous services.

The scope of the Company's business operations includes, among others:
- provision of hotel lodging and food&beverage services as well as provision of ancillary services,
- management of foreign hotels within the framework of management systems in place,
- organization and servicing of domestic and international tourism,
- provision of transport services, including lease of transport vehicles,
- organization and running of gambling games and lotteries,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- provision of services and conducting business operations in the area of training, investment and information technology .

2. The attached financial statements present financial figures contained in the balance sheet as of December 31, 2002, in comparison with the respective figures as of December 31, 2001, the profit and loss account, changes in the Company's equity, the cash flow statements as well as additional notes to the above mentioned financial statements relating to the year 2002 comparative to the corresponding figures for the year 2001.

2.1 Members of the "Orbis" S.A. Management Board serving its V term of office:

1/ Maciej Grelowski	- President of the Management Board
2/ Ireneusz Węgłowski	- Vice-President of the Management Board
3/ Andrzej Szułdrzyński	- Vice-President of the Management Board
4/ Krzysztof Gerula	- Vice-President of the Management Board
5/ Yannick Rouvrais	- Member of the Management Board
6/ Laurent Picheral	- Member of the Management Board

Members of the Orbis S.A. Supervisory Board serving its V term of office:
Jean-Philippe Savoye – Chairman,
David Netser, Eli Alroy, Wojciech Ciesielski, Sabina Czepielinda, Wanda Dutkowska, Michael Harvey, Janusz Rożdżyński, Andrzej Saja, David Vely

2.2 The current financial statements as well as the comparative financial figures covering the past periods contain cumulative data of all the organizational units of the Company Orbis S.A. which keep separate accounts.
At the end of the reporting period, the organizational structure of the Company comprises 55 units keeping separate accounting books: the Management Board's Office and 54 Hotel Branches.

2.3 Orbis S.A. is a leader of Orbis Group consisting of: three subsidiary companies and four affiliated companies. The consolidated financial statements of the Orbis Group comprises:

- aggregate financial statements of all organizational units forming Company Orbis S.A. that keep separate accounts,
- financial statements of PBP Orbis Sp. z o.o. and financial statements of Orbis Transport Sp. z o.o. which have been fully consolidated,
- an affiliated company Orbis Casino Sp. z o.o. consolidated by equity method.

The consolidated financial statements for 2002 shall be presented on April 30, 2003.

2.4 In the course of the current reporting period and in the comparable period no merger with other companies was made.

3. The financial statements have been prepared on the assumption that the Company further continues its business operations. As of the date of these financial statements no circumstances exist that would indicate a threat for the continuation of Company's activities in the foreseeable future.

3.1 The financial statements for the preceding periods were adjusted to ensure the comparability of data in connection with changes introduced by virtue of the amended Accounting Act of September 29, 1994. The list and explanations of differences resulting from adjustments stemming from changes in accounting principles (policy) have been included in an additional explanatory note.

3.2 In these financial statements and in comparable financial data no adjustments have been made resulting from reservations expressed in opinions of entities authorized to audit financial statements for the years covered by financial statements and comparable financial data. Opinions of an entity authorized to audit the financial statements for the preceding periods did not contain any reservations.

4. ACCOUNTING PRINCIPLES

4.1 Basis for preparation of the financial statements

The financial statements of Orbis S.A. have been prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

4.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less depreciation write-offs calculated according to the rates reflecting their useful life period and less write-offs for a permanent loss in value.

4.3 Tangible fixed assets

Fixed assets are valued at acquisition cost or cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar fixed asset.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is appraised at the acquisition cost or manufacture price, taking into account the cost of servicing liabilities taken for the purposes of financing work in progress and related exchange rate differences minus revenues derived from exchange rate differences. In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the net sale price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported at acquisition price.

Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

4.4 Depreciation

At the date of acquisition of an intangible fixed asset or a fixed asset a rate of depreciation is determined, which reflects the period of its useful life.

The period of economic life of a fixed asset serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its lack was reported.

4.5 Long-term investments

Long-term investments comprise assets kept by the Company for the purposes of generating economic benefit, among others real property, long-term financial assets (participation, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land.

4.6 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

4.7 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land.

4.8 Derivatives

Derivatives are reported when the Company becomes a party to a binding agreement.
As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets while derivatives with negative fair value are treated as financial liabilities.
Profit or loss derived from derivatives is reported in income or financial costs, accordingly and, in the cash flow statement as a flow from operating activities.

4.8.1 Reporting hedging derivatives

Profits and losses derived from a change in the fair value resulting from the valuation of an instrument protecting the fair value are reported, as at the balance sheet date, as costs or financial income in the profit and loss account in the period in which they were incurred. At the same time, profit or loss from a protected item, which could be attributed to protected risk, adjusts the balance sheet value of the protected item and is immediately reported in the profit and loss account as income or financial cost.

Profits and losses derived from a change in the fair value of an instrument protecting cash flows are disclosed under a separate item of equity (revaluation reserve) in such a part as a given instrument represents an efficient protection of related item that is being protected. The inefficient part is accounted for in the profit and loss account under „income" or "financial costs" item. Profits and losses from the protecting instrument are reported in the profit and loss account when the protected item of assets and liabilities affects the profit and loss account.

4.8.2 Incorporated derivative instruments

Incorporated derivatives are conditions following from an executed agreement which cause that a part or the entirety of cash flows derived from the agreement changes in a manner similar to the one caused by independent derivatives. They form part of the so called basic agreements.

4.9 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the

nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.
Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as of the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate quoted on the given day by the Company's bank, i.e. Bank Handlowy, which cannot be higher than the average rate announced by the National Bank of Poland for the given day, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the Company's bank, i.e. Bank Handlowy for a given day, which cannot be higher than the average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.
Also, the Company makes general revaluation write-offs for amounts due from debtors that have been

- overdue for 6 – 9 months – up to 50% of the amount due
- overdue for 9 – 12 months – up to 80% of the amount due
- overdue for over 12 months – up to 100% of the amount due

4.10 Stocks
Tangible current assets are appraised at the acquisition cost at the date of their acquisition.
The acquisition cost is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net selling price, whichever is lower.

If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

4.11 Cash and cash equivalents

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Company's transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

4.12 Deferred costs and prepayments

Deferred costs and prepayments (assets) are reported according to the nominal value of costs (expenses) actually incurred or according to revenues posted to the profit and loss account. Deferred costs are costs of set up provisions for operating and financial activities and are appraised according to the estimated value of these costs.

Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

4.13 Deferred income tax

According to the Polish regulations, Orbis S.A. calculates the income taxes due to be paid in 2002 at 28% of its taxable income.

The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence

The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- setting up a provision for liabilities relating to the basic operating activities (e.g. pays, derivates from provisions for pays, posted but not paid costs of energy)
- accrued but unpaid interest on loans, resulting from executed contracts,
- setting up a provision for liabilities to employees for retirements benefits and jubilee awards,
- accrued unrealized negative foreign exchange differences.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future. The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences.

Deferred tax on revenues and costs posted directly to equity is also posted to equity.

4.14 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The initial capital of Orbis S.A. is reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as its value reaches at least 1/3 of the initial capital.

Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Assembly.
The item "revaluation reserve" includes the following:

- in respect of real property reported as long-term investments – the amount by which the value of investment increased as opposed to its market value is reported. Reduction in the value of investment previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation;
- in respect of the deferred tax – the increase of provisions and decrease of deferred tax assets relating to transactions settled against the equity is reported;
- in respect of fixed assets – the amounts equal to the value of increase in the value of fixed assets as a result of revaluation is reported. Reduction in the value of fixed asset previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation. Sale of fixed asset the value of which was increased as a result of revaluation results in appropriating the respective amount previously posted to the revaluation reserve to supplementary capital;

The value of perpetual usufruct of land disclosed in the balance sheet, which previously was presented as a balance sheet item, was reported as an increase of prior year's profit.

4.15 Provisions

Orbis S.A. sets up provisions for claims and anticipated or contingent losses incurred in the course of on-going business transactions. The provisions are also created for potential future liabilities, the amount of which can be reliably assessed, including costs related with restructuring and liabilities to employees for retirement benefits and jubilee awards, for income tax as well as other liabilities.
The provisions are created in a justified and reasonably assessed amounts as of the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified, appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

4.16 Income and costs, pprinciples of determining financial result

In Orbis S.A. the net financial result is composed of:

a) operating result

- profit (loss) from basic operating activities
- profit (loss) from other operating activities

b) result from financial operations

c) extraordinary items

d) obligatory charges of financial result due to income tax paid by Orbis S.A. and payments equalised with them on the basis of separate regulations, as broken down into:

- current income tax resulting from the taxation base;
- deferred income tax representing a change of the balance of assets and reserves for the deferred income tax.

The result from basic operating activities constitutes a difference between income and costs relating to the basic operating activities of Orbis S.A.. Sales of services are valued according to invoiced and rendered services.

Result on other operating activities constitutes a difference between income and costs directly relating to operating activities of Orbis S.A. In Orbis S.A. other operating income and costs embrace the following:

- income and costs being a result of ongoing events that took place in the course of the reporting period,
- income and costs being a result of changed estimates made at the valuation of assets and liabilities other than financial ones,
- income as a result of benefits generated in the preceding years being cleared in the future periods.

The result on financial operations constitutes a difference between financial income and financial costs comprising the following groups:

- income from interest, dividends and other benefits resulting from financial assets,
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade and other receivables other than those treated as financial assets and costs of interest on trade liabilities and other liabilities not posted to financial liabilities,
- income and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value and to the market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The result of extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations, in particular it applies to catastrophes, fires, floods and other misfortune. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of misfortune, loss incurred in relation to the setting up of a provision for misfortune or the change of its amount, profits from the dissolution of such a provision or the change of its amount.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax declaration for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result of that period.

5. International Accounting Standards

In order to comply with the disclosure obligations imposed upon by the Regulation of the Council of Ministers dated October 10, 2001, concerning detailed conditions to be fulfilled by an issue prospectus and a condensed issue prospectus, the Management Board is obligated to present, in accordance with the guidelines published by the Polish Securities and Exchanges' Commission, the areas in which the principles of accounting adopted by a Company and the data disclosed in its financial statements differ from statements that would have been prepared in accordance with the International Accounting Standards (IAS).

Since Orbis S.A. does not prepare its financial statements in accordance with the IAS, the areas of the most essential divergences from the IAS which affect the value of assets and liabilities in relation to the result achieved during the current period or other items relating to the Company's equity have been described below.

In order to prepare the financial statements in accordance with the International Accounting Standards Orbis S.A. must present comparative figures complying with the IAS. The opening balance may significantly affect the presentation of results pertaining to the reporting period in question and the value of the Company's equity.

It is worthy of note that financial statements are deemed compliant with the IAS only if they meet all the requirements of the IAS with no exceptions to the rule. At the same time, IAS are not intended to be applied to negligible factors.

a) Effects of hyperinflation

Up till the end of 1996, the Polish economy fulfilled the criteria of a hyperinflationary environment. During that period, an official restatement of fixed assets' value was conducted several times, the last revaluation being performed as of January 1, 1995, in accordance with indices announced by the Main Statistical Office [GUS] for individual categories of fixed assets.

According to the International Accounting Standard No 29: "Financial Reporting in Hyper-Inflationary Economies" (IAS 29), the value of assets and liabilities should be presented at the end of the hyperinflationary reporting period in current prices as at the balance date which at the same time should constitute the unit of valuation of assets and liabilities during subsequent reporting periods. According to IAS 29, restatements of amounts should be calculated on the basis of general price growth indices and restatements of the value of fixed assets should be performed during the last hyperinflationary reporting period, i.e. as at December 31, 1996.

In all the other essential aspects, the financial statements are prepared according to the historic cost principle.

b) Perpetual free-hold of land

The Company discloses the title to perpetual free-hold of land at acquisition price, which may not reflect the actual market value of the land. If the right to perpetual free-hold is acquired gratuitously by the Company, the purchase price is established on the basis of a decision issued by territorial administration authorities which serves as the basis for calculating fees for perpetual free-hold of land. According to the IAS, such titles should be recorded at acquisition cost, however, an alternative method allows for their accounting at the actual market value.

c) Costs of joint-stock company expansion

The Company discloses costs of share capital increase under long-term deferred costs and prepayments item.

According to the International Accounting Standards, accrued capitalized costs of share capital increase should be charged to financial results during the year in which they were incurred.

6. In respect of the reporting period covered by the financial statements and the comparative financial data, the following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1/ Balance sheet figures - the average rate of exchange quoted by the NBP:
- on December 31, 2001, i.e. 1 USD = 3.5219 PLN,
- on June 30, 2002, i.e. 1 USD = 4.0202 PLN,

2/ Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e.:
- from January 1, 2001, until December 31, 2001, 1 USD = 3.6509 PLN,
- from January 1, 2002, until December 31, 2002, 1 USD = 3.8696 PLN.

Year 2001	Rate of exchange of the Euro on the last day of the month	**Year 2002**	Rate of exchange of the Euro on the last day of the month
31.01.01	3.8015	31.01.02	3.5929
28.02.01	3.7535	28.02.02	3.6410
30.03.01	3.6170	29.03.02	3.6036
30.04.01	3.5364	30.04.02	3.5910
31.05.01	3.3969	31.05.02	3.7782
29.06.01	3.3783	28.06.02	4.0091
31.07.01	3.7110	31.07.02	4.0810
31.08.01	3.8843	30.08.02	4.0809
28.09.01	3.8810	30.09.02	4.0782
31.10.01	3.7069	30.10.02	3.9793
30.11.01	3.6223	29.11.02	3.9809
31.12.01	3.5219	31.12.02	4.0202
Arithmetic mean	**3.6509**	**Arithmetic mean**	**3.8696**

ORBIS
GRUPA HOTELOWA

Financial statements

ORBIS S.A. SAR 2002 in thousands of PLN

BALANCE SHEET

Balance as at	Note	Dec 31, 2002	Dec. 31, 2001
ASSETS			
I. Fixed assets		**1 179 788**	**1 241 088**
1. Intangible assets, of which:	**1**	5 236	6 241
- goodwill		456	1 003
2. Tangible fixed assets	**2**	1 122 543	1 127 651
3. Long-term receivables	**3,8**	**1 008**	**1 212**
3.1. From affiliated companies		970	1 212
3.2. From other companies		38	0
4. Long-term investments	**4**	**35 207**	**87 657**
4.1. Real estste		3 879	12 601
4.2. Intangible assets		0	0
4.3. Long-term financial assets		**30 933**	**74 661**
a) in affiliated companies		29 345	30 120
- shares in subsidiary and associated companies valued under the equity method		0	0
b) in other companies		1 588	44 541
4.4. Other long-term investments		395	395
5. Long-term deferred assets	**5**	**15 794**	**18 327**
5.1. Deferred income tax		15 794	15 975
5.2. Other deferred assets		0	2 352
II. Current assets		**197 614**	**144 179**
1. Inventories	**6**	11 317	14 008
2. Current receivables	**7,8**	**35 613**	**34 472**
2.1. From affiliated companies		3 822	2 999
2.2. From other companies		31 791	31 473
3. Short-term investments		**145 575**	**89 906**
3.1. Short-term financial assets	**9**	**130 316**	**75 798**
a) in affiliated companies		0	0
b) in other companies		300	0
c) cash and cash equivalents		130 016	75 798
3.2. Other short-term investments*		15 259	14 108
4. Short-term deferred assets	**10**	5 109	5 793
Total Assets		**1 377 402**	**1 385 267**
SHAREHOLDERS' EQUITY AND LIABILITIES			
I. Shareholders' Equity		**1 170 396**	**1 175 150**
1. Share capital	**12**	92 154	92 154
2. Not paid-up share capital (negative value)		0	0
3. Own shares in treasury (negative value)	**13**	0	0
4. Reserve capital	**14**	708 078	674 405
5. Revaluation capital	**15**	269 862	287 640
6. Other reserve capitals	**16**	0	0
7. Prior years' profit (loss)**		69 245	69 308
8. Net profit (loss)		31 057	51 643
9. Net profit write-offs during the financial year (negative value)	**17**	0	0
II. Liabilities and reserves for liabilities		**207 006**	**210 117**
1. Reserves for liabilities	**18**	**84 664**	**96 746**
1.1. Reserve for deferred income tax		15 996	15 241
1.2. Provisions for pensions and similar benefits		**40 058**	**49 701**
a) long-term provisions		35 046	42 957
b) short-term provisions		5 012	6 744
1.3. Other provisions		**28 610**	**31 804**
a) long-term provisions		19 090	18 358
b) short-term provisions		9 520	13 446
2. Long-term liabilities	**19**	**48 928**	**16 507**
2.1. To affiliated companies		0	0
2.2. To other companies		48 928	16 507
3. Current liabilities	**20**	**67 056**	**90 531**
3.1. To subsidiary and associated companies		742	838
3.2. To other companies		58 124	80 423
3.3. Special funds		8 190	9 270
4. Accrued liabilities	**21**	**6 358**	**6 333**
4.1. Negative goodwill		0	0
4.2. Accrued expenses and deferred income		**6 358**	**6 333**
a) long-term accruals		200	8
b) short-term accruals		6 158	6 325
Total Shareholders' Equity and Liabilities		**1 377 402**	**1 385 267**

ORBIS S.A. SAR 2002 in thousands of PLN

Book value		**1 170 396**	**1 175 150**
Number of shares		46 077 008	46 077 008
Book value per share (in PLN) - basic	22	**25,40**	**25,50**
Diluted number of shares		0	0
Book value per share (in PLN) - diluted	22	0	0

* including real estate: 15 224 tys. zł

** including perpetual usufruct of land aquired from the local administrative authorities: 64 676 tys. zł

OFF-BALANCE-SHEET ITEMS

Balance as at	Note	Dec 31, 2002	Dec. 31, 2001
1. Contingent receivables	23	**0**	**0**
1.1. From affiliated companies (due to)		0	0
- guarantees received		0	0
-			
1.2. From other companies (due to)		0	0
- guarantees received		0	0
-			
2. Contingent liabilities	23	**4 993**	**4 993**
2.1. To affiliated companies (due to)		4 993	4 993
- guarantees extended		4 993	4 993
-			
2.2. To other companies (due to)		0	0
- guarantees extended			
-			
3. Other (due to)		0	0
-			
Total off-balance-sheet items		**4 993**	**4 993**

ORBIS S.A. SAR 2002 in thousands of PLN

PROFIT AND LOSS ACCOUNT

	Note	Dec 31, 2002	Dec 31, 2001
I. Net sales revenues		**608 155**	**681 496**
- of which sales to affiliated companies		**51 049**	49 751
1. Net sales of products	**24**	**602 723**	675 434
2. Net sales of merchandise and raw materials	**25**	**5 432**	6 062
II. Cost of products, merchandise and raw materials sold		**451 646**	**501 707**
- of which sold to affiliated companies		**20 973**	12 584
1. Cost of products sold	**26**	**449 940**	499 491
2. Cost of merchandise and raw materials sold		**1 706**	2 216
III. Gross profit (loss) on sales (I-II)		**156 509**	**179 789**
IV. Distrubution expenses	**26**	**40 076**	39 867
V. General administrative expenses	**26**	**84 694**	89 700
VI. Profit (loss) on sales (III-IV-V)		**31 739**	**50 222**
VII. Other operating income		**19 867**	28 510
1. Gain on disposal of non-financial fixed assets		**986**	7 811
2. Subsidies		**23**	37
3. Other operating income*	**27**	**18 858**	20 662
VIII. Other operating expenses		**28 673**	30 663
1. Loss on disposal of non-financial fixed assets		**0**	0
2. Reveluation of non-financial fixed assets		**5 705**	2 099
3. Other operating costs	**28**	**22 968**	28 564
IX. Operating profit (loss) (VI+VII-VIII)		**22 933**	**48 069**
X. Financial income	**29**	**26 477**	29 958
1. Equity income – dividends		**151**	2 436
- of which from affiliated companies		**0**	2 000
2. Interest receivable		**3 991**	6 582
- of which from affiliated companies		**73**	137
3. Gain on disposal of investments	**31**	**20 817**	18 938
4. Reveluation of investments		**0**	0
5. Other financial income		**1 518**	2 002
XI. Financial expenses	**30**	**5 096**	5 200
1. Interest payable		**2 168**	5 118
- of which to subsidiary and associated companies		**0**	0
2. Loss on disposal of investments	**31**	**0**	0
3. Reveluation of investments		**1 228**	1
4. Other financial expenses		**1 700**	80
XII. Profit (loss) on ordinary activities (IX+X-XI)		**44 314**	**72 827**
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)		**122**	167
1. Extraordinary gains	**32**	**158**	301
2. Extraordinary losses	**33**	**36**	134
XIV. Profit (loss) before taxation (XII+/-XIII)		**44 436**	**72 994**
XV. Corporate income tax	**34**	**13 379**	21 351
a) current portion		**11 548**	20 549
b) deferred portion		**1 831**	802
XVI. Other obligatory profit decreases (loss increases)	**35**	**0**	0
XVII. Share in net profits (losses) of subsidiary and associated companies valued under the equity method	**36**	**0**	0
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)**		**31 057**	**51 643**

Net profit (loss) (on annual basis)		**31 057**	**51 643**
Weighted average number of ordinary shares		**46 077 008**	**46 077 008**
Earning (loss) per ordinary share (in PLN) - basic	**38**	**0,67**	**1,12**
Diluted weighted average number of ordinary shares			
Earning (loss) per ordinary share (in PLN) - diluted	**38**		

* including perpetual usufruct of land aquired from the local administrative authorities: 651 tys. zł

** The differences between the net profit figure for the year 2001 and the previously reported and distributed net profit is a a result of conversion necessary to ensure comparability of figures for the years 2001 - 2002 after amendment of the Accounting Law as of January 1,2002

ORBIS S.A. SAR 2002 in thousands of PLN

STATEMENT OF SHAREHOLDERS' EQUITY

	2 002	2 001
I. Shareholders' Equity at the beginning of period (opening balance)	**1 175 150**	**1 048 547**
a) changes in accepted accounting principles (polices)	-977	75 584
b) corrections of material faults	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 174 173**	**1 124 131**
1. Share capital at the beginning of period	**92 154**	**92 154**
1.1. Changes in share capital	0	0
a) additions, of which:	0	0
- issuance of shares	**0**	**0**
-		
b) reductions, of which:	**0**	**0**
- retirement of shares		
-		
1.2. Share capital at the end of period	**92 154**	**92 154**
2. Not paid-up share capital at the beginning of period		
2.1. Changes in not paid-up share capital		
a) additions, of which:		
-		
b) reductions, of which:		
-		
2.2. Not paid-up share capital at the end of period		
3. Own shares in treasury at the beginning of period	**0**	**0**
3.1. Changes in own shares in treasury	**0**	**0**
a) additions, of which:		
-		
b) reductions, of which:	**0**	**0**
-		
3.2. Own shares in treasury at the end of period	**0**	**0**
4. Reserve capital at the beginning of period	***674 405***	***588 341***
4.1. Changes in reserve capital	33 673	86 064
a) additions, of which:	33 936	86 064
- additional paid-in capital from issuance of shares	0	0
- distribution of profit (by law)	0	0
- distribution of profit (in excess of value required by law)	32 547	84 807
- transfer from reserve capital as a result of revaluation	1 389	1 257
b) reductions, of which:	263	0
- coverage of loss	263	0
4.2. Reserve capital at the end of period	**708 078**	**674 405**
5. Revaluation capital at the beginning of period	**287 640**	**289 259**
5.1. Changes in revaluation capital	-17 778	-1 619
a) additions, of which:	894	0
- revaluation of real estate	0	0
-reflected in shareholders equity	894	0
b) reductions, of which:	18 672	1 619
- sale or disposal of tangible fixed assets	1 389	1 257
- transfer of office building within the scope of restructuring	0	362
'-provision for deferred income tax charged to revaluation capital		
' - change of classification from tangible assets into investments	5 262	
-revaluation of liquidated fixed assets	12 021	
5.2. Revaluation capital at the end of period	269 862	287 640
6. Other reserve capital at the beginning of period	0	0
6.1. Changes in other reserve capital	**0**	**0**
a) additions, of which:	**0**	**0**
-		
b) reductions, of which:	0	0
-		

ORBIS S.A. SAR 2002 in thousands of PLN

6.2. Other reserve capital at the end of period	**0**	**0**
7. Prior years' profit (loss) at the beginning of period	**120 951**	**84 807**
7.1. Prior years' profit at the beginning of period	**121 214**	**84 807**
a) changes in accepted accounting principles (polices)	**- 977**	**69 571**
b) corrections of material faults	**0**	**0**
7.2. Prior years' profit at the beginning of period, after restatement to comparative data	**120 237**	**154 378**
a) additions, of which:	**0**	**0**
- distribution of prior years' profit	**0**	**0**
-		
b) reductions, of which:	**50 992**	**84 807**
- distribution of pror years' profit	**50 978**	**84 807**
- other	**14**	
7.3. Prior years' profit at the end of period	**69 245**	**69 571**
7.4. Prior years' loss at the beginning of period	**263**	**0**
a) changes in accepted accounting principles (polices)		
b) corrections of material faults		
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	**263**	**0**
a) additions, of which:	**0**	**263**
- transition of prior years' loss to be covered	**0**	**263**
-		
b) reductions, of which:	**263**	**263**
- coverage of prior years' loss from reserve capital	**263**	**0**
7.6. Prior years' loss at the end of period		**263**
7.7. Prior years' profit (loss) at the end of period	**69 245**	**69 308**
8. Net profit (loss)	**31 057**	**51 643**
a) net profit	**31 057**	**51 643**
b) net loss	**0**	**0**
c) charges on the profit	**0**	**0**
II. Shareholders' Equity at the end of period (closing balance)	**1 170 396**	**1 175 150**
III. Shareholders' Equity adjusted by the proposed distribution of profit. (coverage of loss)	**0**	**0**

ORBIS S.A. SAR 2002 in thousands of PLN

CASH FLOW SATEMENT

Six months ended	Dec 31, 2002	Dec 31, 2001
A. Cash flows from operating activities - direct method	**0**	0
I. Cash provided by operating activities	**0**	0
1. Sales revenues	**0**	0
2. Other income from operating activities	**0**	0
II. Cash used in operating activities	**0**	0
1. Goods and services purchased	**0**	0
2. Net salaries and wages	**0**	0
3. Social and health security, other benefits	**0**	0
4. Taxes and charges	**0**	0
5. Other operating expenses	**0**	0
III. Net cash flows from operating activities (I–II)	**0**	0
A. Cash flows from operating activities - indirect method		
I. Net profit (loss)	**31 057**	51 643
II. Total adjustments	**40 794**	**54 615**
1. Share in net (profits) losses of subsidiary and associated companies valued under the equity method	0	0
2. Depreciation and amortisation	68 469	67 738
3. (Gain) loss on foreign exchange differences	188	-26
4. Interest and dividends	1 532	1 674
5. (Gain) loss on investing activities	-20 564	-23 418
6. Change in provisions	-11 187	-8 471
7. Change in inventories	2 691	3 355
8. Change in receivables	-2 194	10 925
9. Change in current liabilities (excluding loans and bank credits)	-4 817	-8 035
10. Change in deferred and accrued expenses	3 242	11 513
11.Other adjustments	3 434	-640
III. Net cash flows from operating activities (I+/-II)	**71 851**	**106 258**
B. Cash flows from investing activities		
I. Cash provided by investing activities	**68 564**	**65 964**
1. Disposal of intangible assets and tangible fixed assets	2 801	55
2. Disposal of investments in real-estate and intangible assets	4 194	8 792
3. From financial assets, of which:	61 569	57 117
a) in affiliated companies	0	**0**
- disposal of securities	0	0
- dividends and shares in profits	0	0
- long-term loans collected	0	0
- interest received	0	0
- other income from financial assets	0	0
b) in other companies	61 569	57 117
- disposal of securities	61 418	54 681
- dividends and shares in profits	151	2 436
- long-term loans collected	0	0
- interest received	0	0
- other income from financial assets	0	0
4. Other investing income	0	0
II. Cash used in investing activities	**- 74 195**	- 154 675
1. Purchases of intangible assets and tangible fixed assets	-73 650	-1 909
2. Purchases of investments in real-estate and intangible assets	0	-131 913
3. For financial assets, of which:	**-545**	**-11 594**
a) in affiliated companies	**-248**	**-8 689**
- acquisition of securities	-248	-8 689
- long-term loans granted	0	0
b) in other companies	**-297**	**-2 905**

ORBIS S.A. SAR 2002 in thousands of PLN

- acquisition of securities	-297	-1 001
- long-term loans granted	0	-1 904
4. Other investing expenses	0	-9 259
III. Net cash flows from investing activities (I-II)	-5 631	**-88 711**
C. Cash flows from financing activities		
I. Cash provided by financing activities	**19 445**	17 746
1. Issuance of shares and other capital securities and additional paid-in capital	**0**	0
2. Bank credits and loans contracted	**19 445**	17 746
3. Issuance of debt securities	**0**	0
4. Other financial income	**0**	0
II. Cash used in financing activities	**- 31 447**	- 14 548
1. Acquisition of own shares	**0**	0
2. Dividends and other payments to shareholders	**- 18 431**	0
3. Profit distribution expenses other than payments to shareholders	**0**	0
4. Payments of bank credits and loans	**- 10 008**	- 11 371
5. Redemption of debt securities	**0**	0
6. Payments of other financial liabilities	**0**	0
7. Finance lease commitments paid	**0**	0
8. Interest paid	**- 3 008**	- 3 177
9. Other financial expenses	**0**	0
III. Net cash flows from financing activities (I-II)	**- 12 002**	3 198
D. Total net cash flows (A.III+/-B.III+/-C.III)	**54 218**	20 745
E. Change in balance-sheet cash and cash equivalents	**54 218**	20 745
- of which change in cash and cash equivalents due to foreign exchange differences		
F. Cash and cash equivalents - beginning of period	**75 798**	55 053
G. Cash and cash equivalents - end of period (F+/-D)	**130 016**	75 798
- of which those with restricted availability	**0**	0

ORBIS S.A. SAR 2002 in thousands of PLN

ADDITIONAL INFORMATION AND NOTES

A. NOTES TO FINANCIAL STATEMENTS

NOTES TO BALANCE SHEET

NOTE 1A

INTANGIBLE ASSETS	Dec 31, 2002	Dec 31, 2001
a) cost of finished research and development work	0	0
b) goodwill	456	1 003
c) concessions, patents, licenses and similar assets purchased, of which:	4 602	5 093
- computer software	1 230	1 659
d) other intangible assets	122	90
e) prepaid intangible assets	56	55
Total intangible assets	5 236	6 241

NOTE 1C

INTANGIBLE ASSETS - by ownership	Dec 31, 2002	Dec 31, 2001
a) owned	5 236	6 241
b) used under leasing, rent, tenancy or similar contract, of which:		
-		
Total intangible assets	5 236	6 241

ORBIS S.A. SA-R 2002 in thousands of PLN

NOTE 1B

CHANGES IN INTANGIBLE ASSETS - by category

	a) cost of finished research and development work	b) goodwill	c) concessions, patents, licenses and similar assets purchased, of which:	- computer software	d) other intangible assets	e) prepaid intangible assets	**Total intangible assets**
a) gross value of intangible assets at the beginning of period		2 737	12 841	9 175	110	55	**15 743**
b) additions, of which:	0	0	1 551	1 082	115	1	**1 667**
- take-over from investments	0	0	82	82			**82**
- purchase	0	0	1 021	1 000	115		**1 136**
- other	0	0	448			1	**449**
c) reductions, of which:	0	0	867	473	0	0	**867**
- sale	0	0	0	0	0	0	**0**
- liquidation	0	0	867	473	0	0	**867**
- other	0	0	0	0	0		**0**
d) gross value of intangible assets at the end of period	0	2 737	13 525	9 784	225	56	**16 543**
e) accumulated amortization at the beginning of period	0	1 734	7 748	7 516	20		**9 502**
f) amortization for the period, of which:	0	547	1 175	1 038	83	0	**1 805**
- annual write-down	0	547	1 751	1 495	5		**2 303**
- liquidation	0		- 576	- 457	0	0	**- 576**
- other	0				78	0	**78**
g) accumulated amortization at the end of period	0	2 281	8 923	8 554	103	0	**11 307**
h) write-downs due to permanent loss of value at the beginning of period	0	0	0	0	0	0	**0**
- additions	0	0	0	0	0	0	**0**
- reductions	0	0	0	0	0	0	**0**
i) write-downs due to permanent loss of value at the end of period	0	0	0	0	0	0	**0**
j) net value of intangible assets at the end of period	0	456	4 602	1 230	122	56	**5 236**

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 2A

TANGIBLE FIXED ASSETS	Dec 31, 2002	Dec. 31, 2001
a) tangible assets, of which:	**1 090 845**	1 080 687
- land (inclusive of right of perpetual land lease)	**76 373**	75 723
- buildings, premises and land and water engineering structures	**897 314**	875 617
- machinery and technical equipment	**71 789**	74 886
- transportation vehicles	**2 721**	3 916
- other tangible assets	**42 648**	50 545
b) tangible assets in progress	**24 934**	37 268
c) prepaid tangible assets in progress	**6 764**	9 696
Total tangible fixed assets	**1 122 543**	1 127 651

ORBIS S.A. SA-R 2002 in thousands of PLN

NOTE 2B

CHANGES IN TANGIBLE FIXED ASSETS - by category

	- land (inclusive of right of perpetual land lease)	- buildings, premises and land and water engineering structures	- machinery and technical equipment	- transportation vehicles	- other tangible assets	**Total tangible fixed assets**
a) gross value of tangible fixed assets at the beginning of period	75 723	1 251 793	239 611	7 499	120 072	**1 694 698**
b) additions, of which:	651	65 666	15 422	58	9 330	**91 127**
- take-over from investments	0	63 183	5 874	10	7 009	**76 076**
- purchase	0	2 465	9 181	48	2 321	**14 015**
- revaluation	0	0	0	0	0	**0**
- other	651	18	367	0	0	**1 036**
c) reductions, of which:	1	2 501	20 956	460	2 042	**25 960**
- sale	1	1 357	10 957	390	581	**13 286**
- liquidation	0	1 052	9 876	0	874	**11 802**
- other	0	92	123	70	587	**872**
d) gross value of tangible fixed assets at the end of period	76 373	1 314 958	234 077	7 097	127 360	**1 759 865**
e) accumulated depreciation at the beginning of period	0	376 176	164 649	3 583	69 527	**613 935**
f) depreciation for the period, of which:	0	29 731	- 2 784	793	15 185	**42 925**
- annual write-down	0	31 226	16 627	1 180	17 133	**66 166**
- sale	0	- 656	- 10 063	- 357	- 556	**- 11 632**
- liquidation	0	- 812	- 9 348	0	- 845	**- 11 005**
- other	0	- 27	0	- 30	- 547	**- 604**
-						
g) accumulated depreciation at the end of period	0	405 907	161 865	4 376	84 712	**656 860**
h) write-downs due to permanent loss of value at the beginning of period	0	0	76	0	0	**76**
- additions	0	11 737	278	0	0	**12 015**
- reductions	0	0	76	0	0	**76**
i) write-downs due to permanent loss of value at the end of period	0	11 737	278	0	0	**12 015**
j) net value of tangible fixed assets at the end of period	76 373	897 314	71 789	2 721	42 648	**1 090 845**

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 2C

BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership	Dec 31, 2002	Dec. 31, 2001
a) owned	1 015 308	1 006 925
b) used under leasing, rent, tenancy or similar contract, of which:	75 537	73 762
-		
Total balance-sheet tangible fixed assets	1 090 845	1 080 687

NOTE 2D

OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS	Dec 31, 2002	Dec. 31, 2001
used under leasing, rent, tenancy or similar contract, of which:	0	0
- value of land used perpetually	0	0
-		
Total off-balance-sheet tangible fixed assets	0	0

NOTE 3A

LONG-TERM RECEIVABLES	Dec 31, 2002	Dec. 31, 2001
a) long-term accounts receivable from affiliated companies, of which:	970	1 212
- from subsidiary companies:	0	0
-		
- from mutually controlled companies:	0	0
-		
- from associated companies:	970	1 212
- joining a debt	970	1 212
- from a significant investor:		
-		
- from the parent company:	0	0
-		
b) from other companies:	38	0
-sale of short term investment	38	0
Net long-term receivables	1 008	1 212
c) allowances for doubtful accounts	0	0
Gross long-term receivables	1 008	1 212

NOTE 3B

CHANGES IN LONG-TERM RECEIVABLES	Dec 31, 2002	Dec. 31, 2001
a) balance at the beginning of period	1 212	1 454
- joining a debt	1 212	1 454
b) additions, of which:	38	0
- receivables	38	
c) reductions, of which:	242	242
- transfer into short term receivables	242	242
d) balance at the end of period	1 008	1 212
- joining a debt	970	1 212
- sale of short term investment	38	

NOTE 3C

CHANGES IN ALLOWANCES FOR DOUBTFUL LONG-TERM RECEIVABLES	Dec 31, 2002	Dec. 31, 2001
Balance at the beginning of period	0	0
a) additions, of which:	0	0
b) reductions, of which:	0	0
-		
Allowances for doubtful long-term receivables at the end of period	0	0

NOTE 3D

LONG-TERM RECEIVABLES - by currency	Dec 31, 2002	Dec. 31, 2001
a) in Polish currency (PLN)	1 008	1 212
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total long-term receivables	1 008	1 212

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 4A

CHANGES IN REAL ESTATE - by category	Dec 31, 2002	Dec 31, 2001
a) balance at the beginning of period	12 601	12 601
- perpetual usufruct of land	3 048	3 580
- buildings	9 553	9 021
b) additions, of which:	0	0
- perpetual usufruct of land	0	0
- buildings	0	0
c) reductions, of which:	8 722	0
- reclassification to short term investments	8 722	0
- perpetual usufruct of land	869	0
- buildings	7 853	0
d) balance at the end of period	3 879	12 601
- perpetual usufruct of land	2 179	3 580
- buildings	1 700	9 021

NOTE 4B

CHANGES IN INTANGIBLE ASSETS - by category	Dec 31, 2002	Dec 31, 2001
a) balance at the beginning of period	0	0
-		
b) additions, of which:	0	0
-		
c) reductions, of which:	0	0
-		
d) real estate at the end of period		
-	0	0

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 4C

LONG-TERM FINANCIAL ASSETS	Dec 31, 2002	Dec 31, 2001
a) in subsidiary companies	24 009	23 761
- shares	24 009	23 761
- debt securities	0	0
- other securities - by type	0	0
-		
- loans granted	0	0
- other long-term financial assets - by type	0	0
-		
b) in mutually controlled companies	0	0
- shares		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other long-term financial assets - by type		
-		
c) in associated companies	5 336	6 359
- shares	3 448	4 525
- debt securities		
- other securities - by type		
-		
- loans granted	1 888	1 834
- other long-term financial assets - by type		
-		
d) in a significant investor	0	0
- shares		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other long-term financial assets - by type		
-		
e) in the parent company		
- shares		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other long-term financial assets - by type		
-		
f) in other companies	1 588	44 541
- shares	1 857	44 510
- debt securities	0	0
- other securities - by type	31	31
-		
- loans granted		
- other long-term financial assets - by type		
-		
Tptal long-term financial assets	30 933	74 661

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 4D

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES VALUED UNDER THE EQUITY METHOD, of which:	Dec 31, 2002	Dec 31, 2001
a) goodwill of subsidiary and associated companies, of which:	0	0
- subsidiary companies		
- mutually controlled companies		
- associated companies		
b) negative goodwill of subsidiary and associated companies, of which:	0	0
- subsidiary companies		
- mutually controlled companies		
- associated companies		

NOTE 4E

CHNAGES IN GOODWILL OF SUBSIDIARY COMPANIES	Dec 31, 2002	Dec 31, 2001
a) gross company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross company goodwill at the end of period		
e) company goodwill write-downs at the beginning of period		
f) company goodwill write-downs recorded in the period, of which:		
-		
g) company goodwill write-downs at the end of period		
h) net company goodwill at the end of period	0	0

NOTE 4F

CHNAGES IN GOODWILL OF MUTUALLY CONTROLLED COMPANIES	Dec 31, 2002	Dec 31, 2001
a) gross company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross company goodwill at the end of period		
e) company goodwill write-downs at the beginning of period		
f) company goodwill write-downs recorded in the period, of which:		
-		
g) company goodwill write-downs at the end of period		
h) net company goodwill at the end of period	0	0

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 4G

CHNAGES IN GOODWILL OF ASSOCIATED COMPANIES	Dec 31, 2002	Dec. 31, 2001
a) gross company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross company goodwill at the end of period		
e) company goodwill write-downs at the beginning of period		
f) company goodwill write-downs recorded in the period, of which:		
-		
g) company goodwill write-downs at the end of period		
h) net company goodwill at the end of period	0	0

NOTE 4H

CHNAGES IN NEGATIVE GOODWILL OF SUBSIDIARY COMPANIES	Dec 31, 2002	Dec. 31, 2001
a) gross negative company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross negative company goodwill at the end of period		
e) negative company goodwill write-downs at the beginning of period		
f) negative company goodwill write-downs recorded in the period, of which:		
-		
g) negative company goodwill write-downs at the end of period		
h) net negative company goodwill at the end of period	0	0

NOTE 4I

CHNAGES IN NEGATIVE GOODWILL OF MUTUALLY CONTROLLED CO	Dec 31, 2002	Dec. 31, 2001
a) gross negative company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross negative company goodwill at the end of period		
e) negative company goodwill write-downs at the beginning of period		
f) negative company goodwill write-downs recorded in the period, of which:		
-		
g) negative company goodwill write-downs at the end of period		
h) net negative company goodwill at the end of period	0	0

NOTE 4J

CHNAGES IN NEGATIVE GOODWILL OF ASSOCIATED COMPANIES	Dec 31, 2002	Dec. 31, 2001
a) gross negative company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross negative company goodwill at the end of period		
e) negative company goodwill write-downs at the beginning of period		
f) negative company goodwill write-downs recorded in the period, of which:		
-		
g) negative company goodwill write-downs at the end of period		
h) net negative company goodwill at the end of period	0	0

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 4K

CHANGES IN LONG-TERM FINANCIAL ASSETS - by category		Dec 31, 2002	Dec 31, 2001
a) balance at the beginning of period		74 661	71 219
- shares and other securities		72 827	71 219
- long term loans		1 834	0
b) additions, of which:		664	11 025
- purchase		544	9 191
- loans granted		0	1 834
- other		120	0
c) reductions, of which:		44 392	7 583
- payment of loans		0	0
- sale		42 798	7 583
- impairment in value of investment		1 228	0
- other		366	0
d) balance at the end of period		30 933	74 661
- shares and other securities		29 045	72 827
- long term loans		1 888	1 834

3IS S.A. SA-R 2002 in thousands of PLN

\RES IN SUBSIDIARY AND ASSOCIATED COMPANIES

a	b	c	d	e	f	g	h	i	j	k	l
Name of company and egal status	Location	Profile of company	Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and indirect relationships	Applied method of consolidation / equity valuation, or indication that the company is not subject to consolidation / equity valuation	Date of taking-over control / mutual control / substantial influence	Value of shares at purchase price	Total revaluation write-doens	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than specified in items j) and k)
Silnowa Sp. z o.o.	Wilkasy	hotel and rest.	subsidiary	non	1990	2 429	(1 932)	497	100,00	100,00	-
OrbisTransport Sp.zo	Warszawa	transportation	subsidiary	full	1993	11 887		11 887	82,38	84,44	-
PBP"Orbis" Sp. z o.o.	Warszawa	tourism	subsidiary	full	1993	11 624		11 624	69,88	70,41	-
PH Majewicz Sp. z o.	Bydgoszcz	hotel and rest.	affiliate	non	-	2 157	(1 079)	1 078	49,00	49,00	-
Orbis Casino Sp. z o.	Warszawa	lotteries	affiliate	equity method	-	864		864	33,33	33,33	-
Globis Poznań Sp. z	Warszawa	real property devel. & administration	affiliate	non	-	2 000		2 000	25,00	25,00	-
Globis WrocławSp. z	Warszawa	real property devel. & administration	affiliate	non	-	500		500	25,00	25,00	-

Company's name changed from Port Silnowa Sp. z o.o. To Wioska Turystyczna Wilkasy Sp. Z o.o.-resolution of General Assembly of 17.05.2002 register in KRS on 28.10.2002.
Shares in Globis Wroclaw has not yet been paid - 500 000 PLN,.

TE 4M

\RES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued

a	m					n			o			p	r	s	t
Name of company	Shareholders' Equity, of which:					Liabilities and reserves on liabilities of which:			Receivables, of which:			Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
	Share capital	Not paid-up share capital (negative value)	Reserve capital	Other reserve capital, of which: Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities	- current liabilities		- long-term receivables	- current receivables				
Silnowa Sp. z o.o.	1 650		951	(110)	(11)	121		121	192		192	4 520	1 748		0
Orb.Trans.Sp.zo.o.	14 429		11 071	(92)	1 893	32 427	21 559	7 455	13 536	1 751	11 784	59 829	75 355		0
PBP"Orbis"Spzo.o.	16 454		7 869	(4 131)	1 057	28 801	2 741	20 750	16 987	42	16 945	50 192	176 202		0
Majewicz Sp.z o.o.	2 205		426	(582)	16	2 345	970	883	337		337	4 697	7 891		0
Orbis Casino Sp.zo.o.	2 592		4 214	(1)	2 798	9 289		9 286	1 189		1 189	19 385	323 277		0
Globis PoznańSp.zo.o	8 000			139	(1 951)	42 906	24 541	15 649	2 482		2 482	49 094	66		0
Globis WrocławSp.zo.o	2 000			(8)	(8)	20		20	2 004		2 004	2 004	0		0

The share capital was reduced to the amount 2 205 500 PLN without payments for stockholders;the value of each stock was reduced to 500PLN-resolution of General Assembly as of 9.06.2002.
The reduction was registered on 29.01.2003.

RBIS S.A. SA-R 2002 in thousands of PLN

OTE 4N

IARES IN OTHER COMPANIES

a	b	c	d	e		f	g	h	i
Name of company and legal status	Location	Profile of company	Balance-sheet value of shares owned	Shareholders' equity; of which:	- share capital	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Shares not paid up by the Company	Dividends received or receivable for the last year
Bank Współpracy Europejskiej S.A.	Warszawa	banking services	1 275	154 955	117 291	1,09	1,09	0,0	10,9
Polskie Hotele Sp. z o.o. w likwidacji	Warszawa	hotel supplies' services	0		125	0,80	0,80	0,0	0,0
Rena-Kord S.A.	Łódź	production, sale of textiles, industrial articles and agricultural products	0		9 468	0,01	0,01	0,0	0,0
Tarpan Sp. z o.o. w likwidacji	Poznań	motor idustry, furniture, trade	0		45 984	0,08	0,08	0,0	0,0
PPTE Diament S.A.	Warszawa	employee pension fund	282		100	16,00	16,00	0,0	0,0
Walewice Sp. z o.o. w likwidacji	Warszawa	leisure, trade & foodstuff industry	0		10	38,05	14,29	0,0	0,0

NOTE 4O

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	Dec 31, 2002	Dec 31, 2001
a) in Polish currency (PLN)	29 045	30 327
b) in foreign currencies (and as restated in PLN)	0	42 500
b1. unit / currency . / EURO	0	0
in thousands PLN	0	42 500
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total long-term securities, shares and other financial assets	**29 045**	72 827

NOTE 4P

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	Dec 31, 2002	Dec. 31, 2001
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
...		
B. Securities with unrestricted marketability, traded over-the-counter(balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
...		
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	29 045	72 827
a) shares (balance sheet value)	29 014	72 796
- revaluation adjustments (for the period)	- 1 228	- 1
- value at the beginning of period	29 994	72 797
- value at purchase prices	32 216	74 271
b) bonds (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	31	31
c1. ...		
- revaluation adjustments (for the period)		

- value at the beginning of period	31	31
- value at purchase prices	31	31
...		
D. Securities with restricted marketability (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...		
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
...		
Total value at purchase prices	32 247	74 302
Total value at the beginning of period	30 025	72 828
Total revaluation adjustments (for the period)	- 1 228	- 1
Total balance sheet value	29 045	72 827

NOTE 4Q

LONG-TERM LOANS GRANTED - by currency	Dec 31, 2002	Dec. 31, 2001
a) in Polish currency (PLN)	0	0
b) in foreign currencies (and as restated in PLN)	1 888	1 834
b1. unit / currency thousands / USD	492	461
in thousands PLN	1 888	1 834
b2. unit / currency .... /		
in thousands PLN		
b3. in other foreign currencies as restated in thousands PLN	0	0
Total long-term loans granted	1 888	1 834

NOTE 4R

OTHER LONG-TERM INVESTMENTS - by category	Dec 31, 2002	Dec. 31, 2001
-works of art.	395	395
Total other long-term investments	395	395

NOTE 4S

CHANGES IN OTHER LONG-TERM INVESTMENTS - by category	Dec 31, 2002	Dec. 31, 2001
a) balance at the beginning of period	395	395
-works of art.	395	395
b) additions, of which:	0	0
c) reductions, of which:	0	0
d) balance at the end of period	395	395
-works of art.	395	395

NOTE 4T

OTHER LONG-TERM INVESTMENTS - by currency	Dec 31, 2002	Dec 31, 2001
a) in Polish currency (PLN)	395	395
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total other long-term investments	395	395

NOTE 5A

CHANGES IN DEFERRED INCOME TAX	Dec 31, 2002	Dec 31, 2001
1. Balance of deferred income tax at the beginning of period, of which:	**15 975**	17 819
a) reflected in financial results	**15 975**	17 819
- tangible fixed assets	**21**	
- long term investments	**1 054**	1 054
- short term receivables	**829**	822
- short term investments	**142**	199
- long term reserves	**9 021**	10 917
- short term reserves	**4 587**	4 407
- short term liabilities	**321**	420
b) reflected in shareholders' equity	**0**	0
-		
c) reflected in in goodwill or negative goodwill	**0**	0
-		
2. Additions	**6 239**	5 758
a) reflected in financial results for the priod due to negative timing differences:	**6 239**	5 758
- negative timing differences	**4 145**	3 870
- tangible fixed assets	**36**	21
- long term investments	**332**	
- short term receivables	**1 008**	829
- short term investments	**95**	
- long term reserves	**973**	0
- short term reserves	**1 553**	2 699
- short term liabilities	**148**	321
- change of tax ratio	**931**	
- long term investments	**300**	
- long term reserves	631	
- others	**1 163**	1 888
- short term reserves	**1 163**	1 888
b) reflected in financial results for the priod due to taxation loss:	**0**	0
-		
c) reflected in shareholders' equity for the priod due to negative timing differences:	**0**	0
-		
d) reflected in shareholders' equity for the priod due to taxation loss:	**0**	0
-		
e) reflected in in goodwill or negative goodwill due to negative timing differences:	**0**	0
-		
3. Reductions	**- 6 420**	- 7 602
a) reflected in financial results for the priod due to negative timing differences:	**- 6 420**	- 7 602
- reverse of negative timing differences	**- 5 226**	- 5 714
- tangible fixed assets	-21	

ORBIS S.A. SAR 2002 in thousands of PLN

- long term investments	-196	
- short term receivables	-829	-822
- short term investments		-57
- long term reserves		-8
- short term reserves	- 3 892	- 4 407
- short term liabilities	- 288	- 420
- change of tax ratio	- 31	
- short term investments	-5	
- short term reserves	-25	
- short term liabilities	-1	
- others	-1 163	- 1 888
- long term reserves	- 1 163	- 1 888
b) reflected in financial results for the priod due to taxation loss:	0	0
-		
c) reflected in shareholders' equity for the priod due to negative timing differences:	0	0
-		
d) reflected in shareholders' equity for the priod due to taxation loss:	0	0
-		
e) reflected in in goodwill or negative goodwill due to negative timing differences:	0	0
-		
4. Total deferred income tax at the end of period, of which:	15 794	15 975
a) reflected in financial results	15 794	15 975
- tangible fixed assets	36	21
- long term investments	1 490	1 054
- short term receivables	1 008	829
- short term investments	232	142
- long term reserves	9 462	9 021
- short term reserves	3 386	4 587
- short term liabilities	180	321
b) reflected in shareholders' equity	0	0
-		
c) reflected in in goodwill or negative goodwill	0	0

K

Negative timing differences

	short term	long term		
		2004	2005	next
years				
Assets				
tangible fixed assets	132			
long term investments				5 521
short term receivables	3 734			
short term investments	859			
Shareholder's equity and liabilities				
long term reserves		6 440	6 440	22 166
short term reserves	12 540			
short term liabilities	665			
Total short term differences	17 930			40 567

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 5B

OTHER DEFERRED EXPENSES	Dec 31, 2002	Dec. 31, 2001
a) deferred expenses, of which:	0	0
-		
b) other deferred assets, of which:	0	2 352
-cost of shares issue	0	2 352
- other	0	
Total other deferred assets	0	2 352

NOTE 6

INVENTORIES	Dec 31, 2002	Dec. 31, 2001
a) raw materials	**10 385**	13 127
b) work in process	**0**	0
c) finished products	**0**	0
d) merchandise	**770**	626
e) prepaid supplies	**162**	255
Total inventories	**11 317**	14 008

NOTE 7A

CURRENT RECEIVABLES	Dec 31, 2002	Dec. 31, 2001
a) from affiliated companies	**3 822**	2 999
- trade accounts receivable, with maturity of:	**3 580**	2 757
- less than 12 months	**3 580**	2 757
- over 12 months	**0**	0
- other	**242**	242
- receivables in litigation	**0**	0
b) from subsidiary and associated companies	**31 791**	31 473
- trade accounts receivable, with maturity of:	**15 621**	16 671
- less than 12 months	**12 798**	16 671
- over 12 months	**2 823**	0
- taxes recoverable, subsidies, tariffs, social and health security, or other benefits receivable	**8 330**	5 615
- other	**7 839**	9 147
- receivables in litigation	**1**	40
Total net current receivables	**35 613**	34 472
c) allowance for doubtful accounts receivable	**4 669**	3 685
Total gross current receivables	**40 282**	38 157

NOTE 7B

CURRENT RECEIVABLES FROM AFFILIATED COMPANIES	Dec 31, 2002	Dec 31, 2001
a) trade accounts receivable, of which:	3 580	2 757
- from subsidiary companies	3 580	2 757
- from mutually controlled companies	0	0
- from associated companies	0	0
- from a significant investor	0	0
- from the parent company	0	0
b) other receivables, of which:	242	242
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	242	242
- from a significant investor	0	0
- from the parent company	0	0
c) receivables in litigation, of which:	0	0
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	0
- from a significant investor	0	0
- from the parent company	0	0
Total net current receivables from affiliated companies	3 822	2 999
d) allowance for doubtful accounts receivable from affiliated companies	0	0
Total gross current receivables from affiliated companies	3 822	2 999

NOTE 7C

CHANGES IN ALLOWANCES FOR DOUBTFUL CURENT RECEIVABLES	Dec 31, 2002	Dec 31, 2001
Balance at the beginning of period	3 685	3 664
a) additions, of which:	2 271	2 024
- from debtors put into bankrupcy	334	28
- doubtful receivables	1 394	728
- other	543	1 268
b) reductions, of which:	1 287	2 003
- from debtors put into bankrupcy	37	197
- doubtful receivables	751	1 155
- other	499	651
Allowances for doubtful current receivables at the end of period	4 669	3 685

NOTE 7D

GROSS CURRENT RECEIVABLES - by currency	Dec 31, 2002	Dec 31, 2001
a) in Polish currency (PLN)	38 652	36 461
b) in foreign currencies (and as restated in PLN)	1 630	1 696
b1. unit / currency thousand /USD	157	145
in thousands PLN	553	577
b2. unit / currency thousand /DEM	0	259
in thousands PLN	0	467
b3. unit / currency thousand /GBP	0	0
in thousands PLN	0	0
b4. unit / currency thousand /EURO	271	0
in thousands PLN	1 077	0
b5. in other foreign currencies as restated in thousands PLN	0	652
Total current receivables	40 282	38 157

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 7E

TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity	Dec 31, 2002	Dec. 31, 2001
a) to 1 month	11 165	13 717
b) over 1 month to 3 months	297	1 410
c) over 3 months to 6 months	20	63
d) over 6 months to 1 year	12	60
e) over 1 year	7	44
f) past-due trade accounts receivable	11 388	6 531
Total trade accounts receivable (gross)	22 889	21 825
g) allowance for doubtful trade accounts receivable	3 688	2 397
Total trade accounts receivable (net)	19 201	19 428

NOTE 7F

PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period of delay	Dec 31, 2002	Dec. 31, 2001
a) to 1 month	3 531	1 836
b) over 1 month to 3 months	3 310	1 696
c) over 3 months to 6 months	800	650
d) over 6 months to 1 year	930	585
e) over 1 year	2 817	1 764
Total past-due trade accounts receivable (gross)	11 388	6 531
f) allowance for doubtful past-due trade accounts receivable	3 688	2 397
Total past-due trade accounts receivable (net)	7 700	4 134

NOTE 8

K The company makes allowance for all doubtful past due trade accounts receivable and doubtful accounts receivable. Trade accounts receivable should be paid within 1 month.

NOTE 9A

SHORT-TERM FINANCIAL ASSETS	Dec 31, 2002	Dec. 31, 2001
a) in subsidiary companies	0	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
b) in mutually controlled companies	0	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
c) in associated companies	0	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted	0	0
- other short-term financial assets - by type		
-		
d) in a significant investor	0	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		

-		
e) in the parent company	0	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
f) in other companies	300	0
- shares	300	
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
g) cash and cash equivalents	130 016	75 798
- cash at bank and on hand	127 159	73 737
- other cash	2 852	1 993
- cash equivalents	5	68
Total short-term financial assets	130 316	75 798

NOTE 9B

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	Dec 31, 2002	Dec 31, 2001
a) in Polish currency (PLN)	300	0
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total short-term securities, shares and other financial assets	300	0

NOTE 9C

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	Dec 31, 2002	Dec 31, 2001
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0
a) shares (balance sheet value)		
- fair value		
- market value		
- purchase value		
b) bonds (balance sheet value)		
- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
B. Securities with unrestricted marketability, traded over-the-counter(balance sheet value)	0	0
a) shares (balance sheet value)		
- fair value		
- market value		
- purchase value		
b) bonds (balance sheet value)		

- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	300	0
a) shares (balance sheet value)	300	
- fair value	23 882	
- market value		
- purchase value	805	505
b) bonds (balance sheet value)		
- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
D. Securities with restricted marketability (balance sheet value)	0	0
a) shares (balance sheet value)		
- fair value		
- market value		
- purchase value		
b) bonds (balance sheet value)		
- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
Total value at purchase prices	805	505
Total value at the beginning of period		
Total revaluation adjustments (balance)		
Total balance sheet value	300	0

NOTE 9D

SHORT-TERM LOANS GRANTED - by currency	Dec 31, 2002	Dec 31, 2001
a) in Polish currency (PLN)	0	0
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total short-term loans granted	0	0

NOTE 9E

CASH AND CASH EQUIVALENTS - by currency	Dec 31, 2002	Dec 31, 2001
a) in Polish currency (PLN)	110 143	40 402
b) in foreign currencies (and as restated in PLN)	19 873	35 396
b1. unit / currency thousand /DEM	0	43
in thousands PLN	0	77
b2. unit / currency thousand /GBP	845	521
in thousands PLN	5 141	2 989
b3. unit / currency thousand /USD	1 645	5 747
in thousands PLN	6 205	22 911
b4. unit / currency thousand /EURO	2 149	2 676
in thousands PLN	8 498	9 369
b5. in other foreign currencies as restated in thousands PLN	29	50
Total cash and cash equivalents	130 016	75 798

NOTE 9F

OTHER SHORT-TERM INVESTMENTS - by category	Dec 31, 2002	Dec 31, 2001
-land (perpetual usufruct of land)	8 972	8 884
-buildings	6 253	5 190
instruments	34	34
Total other short-term investments	15 259	14 108

NOTE 9G

OTHER SHORT-TERM INVESTMENTS - by currency	Dec 31, 2002	Dec 31, 2001
a) in Polish currency (PLN)	15 259	14 108
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /	0	0
in thousands PLN	0	0
b2. unit / currency .... /		
in thousands PLN	0	0
-		
b3. in other foreign currencies as restated in thousands PLN		
Total other short-term investments	15 259	14 108

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 10

SHORT-TERM DEFERRED EXPENSES	Dec 31, 2002	Dec 31, 2001
a) deferred expenses, of which:	3 448	4 149
- payroll expenses	0	0
-finanacial costs	811	0
- fees and taxes	0	1
- equipment and costs of repair	1 180	2 430
- cost of insurance	651	855
- other	806	863
b) other deferred assets, of which:	1 661	1 644
- unsettled VAT	1 661	1 644
-		
Total short-term deferred assets	**5 109**	**5 793**

NOTE 11

In the present reporting period the following write-downs due to permanenet impairment in value of fixed assets were performed:
1/Tangible fixed assets:
-fixed assets-12 160 PLN thousand including 12 028 PLN thousand,due to permanent impairment in value of liquidated branch;12 022 PLN thousand was reflected in revaluation capital
-fixed assets in progress-3 295 PLN thousand,due to cancelling modernisation of several branchas.
2/Long term financial investments-1 228 PLN thousand ,including 1 078 PLN thousand due to permanent impairment in value of net assets of subsidiary company.
3/Short term receivables -data by titles are presented in note 7

NOTE 12

SHARE CAPITAL				Par value on shares = 2,00 PLN				
Series / issue	Type of shares	Type of shares preference	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration	Date of registration	Dividend rights (since)
A	common bear	-	37 500 000	75 000 000	own funds	09.01.1991	09.01.1991	
B	common bear	-	8 523 625	17 047 250	cash	21.04.1998	01.01.1997	
C	common bear	-	53 383	106 766	cash	21.04.1998	01.01.1997	
Total number of shares			46 077 008					
Total share capital				92 154 016				

There was no changes in share capital during the present reporting period.
As of December 31, 2002 there are following shareholders, who possess over 5% of shares:
Accor S.A. - 24,99%, ReiblHL - 10,37%, Globe Trade Centre S.A. - 5%.Information about company's shareholders on the date of submitting the financial report is shown in Note 23 of Additional notes.

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 13A

OWN SHARES IN TREASURY				
Number of shares	Value at purchase price	Balance-sheet value	Objective of purchase	Appropriation
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-

NOTE 13B

ISSUER'S SHARES OWNED BY ITS AFFILIATED COMPANIES			
Name of company, location	Number of shares	Value at purchase price	Balance-sheet value
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

NOTE 14

RESERVE CAPITAL	Dec 31, 2002	Dec. 31, 2001
a) additional paid-in capital	132 944	132 944
b) capital established due to legal restrictions	55 341	55 341
c) capital established due to statutory/contractual provisions, in excess of the (minimum) value required by law	467 965	435 417
d) additional capital contributed by shareholders/partners	0	0
e) other - by type	51 828	50 703
-		
Total reserve capital	708 078	674 405

NOTE 15

REVALUATION CAPITAL	Dec 31, 2002	Dec. 31, 2001
a) revaluation of tangible assets	268 216	281 627
b) gains / losses on valuation of financial instruments, of which:	0	0
- on valuation of hedging instruments	0	0
c) deferred income tax	- 609	- 1 503
d) foreign exchange differences on foreign divisions	0	0
e) other - by type	2 255	7 516
- valuation of long term investments	2 255	7 516
Total reserve capital	269 862	287 640

NOTE 16

OTHER RESERVE CAPITAL - by appropriation	Dec 31, 2002	Dec. 31, 2001
-		
Total other reserve capital	0	0

NOTE 17

NET PROFIT WRITE-OFFS DURING THE FINANCIAL YEAR - specifically	Dec 31, 2002	Dec. 31, 2001
-		
Total net profit write-offs during the financial year	0	0

NOTE 18A

CHANGES IN RESERVE FOR DEFERRED INCOME TAX	Dec 31, 2002	Dec. 31, 2001
1. Reserve for deferred income tax at the beginning of period, of which:	15 241	16 283
a) reflected in financial results	13 738	14 780
- tangible fixed assets	9 117	10 076
- long term investments	628	587
- short term receivables	79	44
- short term investments	3 914	4 073
- short term liabilities	0	0
b) reflected in shareholders' equity	1 503	1 503
- long term investments	1 503	1 503
- short term investments	0	
- short term receivables		
c) reflected in in goodwill or negative goodwill	0	0
2. Additions	3 210	156
a) reflected in financial results for the priod due to positive timing differences:	3 053	156
- timing difference from the prior reporting period	210	156
- long term investments	0	41

ORBIS S.A. SAR 2002 in thousands of PLN

- short term receivables	108	79
- short term investments	102	36
- short term liabilities	0	
- change of ratio	2 769	
- tangible fixed assets	2 631	
- long term investments	138	
- others	74	
- short term investments	74	
b) reflected in shareholders' equity for the priod due to positive timing differences:	157	0
- change of tax ratio	157	
- long term investments	157	
c) reflected in in goodwill or negative goodwill due to positive timing differences:	0	0
-		
3. Reductions	- 2 455	- 1 198
a) reflected in financial results for the priod due to positive timing differences:	- 1 403	- 1 198
- reverse of timing differences	- 955	- 1 198
- tangible fixed assets	- 826	- 959
- short term receivables	- 79	- 44
- short term investments	- 50	- 195
- change of tax ratio	- 374	
- long term investments	- 233	
- short term investments	- 141	
- short term liabilities	0	
- others	- 74	
- long term investments	- 74	
b) reflected in shareholders' equity for the priod due to positive timing differences:	- 1 052	0
- reverse of timing differences	- 1 052	
- long term investments	- 1 052	
- change of tax ratio	0	
- long term investments		
c) reflected in in goodwill or negative goodwill due to positive timing differences:	0	0
-		
4. Reserve for deferred income tax at the end of period, of which:	15 996	15 241
a) reflected in financial results	15 388	13 738
- tangible fixed assets	10 922	9 117
- long term investments	459	628
- short term receivables	108	79
- short term investments	3 899	3 914
- short term liabilities	0	0
b) reflected in shareholders' equity	608	1 503
- long term investments	608	1 503
- short term receivables	0	
- short term investments		
c) reflected in in goodwill or negative goodwill	0	0

ORBIS S.A. SAR 2002 in thousands of PLN

Positive timing differences - charged to profit and loss account

	short term	2004 year	long term 2005 year	next years
Assets				
tangible fixed assets	3 079	3 079	3 079	31 215
long term investments				1 698
short term receivables	399			
short term investments	14 441			
Total short term differences	17 779			
Total long term differences				39 070

Positive timing differences - charged to reserve capital

Assets

	short term	2004 year	long term 2005 year	next years
Assets				
long term investments				2 254
short term investments				
Total long term differences				2 254

NOTE 18B

CHANGES IN LONG-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	Dec 31, 2002	Dec. 31, 2001
a) balance at the beginning of period	42 957	49 577
- reserve for retirement severance payments	9 098	12 559
- reserve for jubilee awards	33 859	37 018
b) additions, of which:	1 353	3 409
- reserve for retirement severance payments	0	233
- reserve for jubilee awards	986	3 176
- reserve fordisability payment	367	
c) reversals, of which:	0	0
- reserve for retirement severance payments	0	
- reserve for jubilee awards	0	
d) reverse of provision	- 3 466	
- reserve for retirement severance payments	- 3 466	
e) transfer to short term provisions	- 5 798	- 10 029
- reserve for retirement severance payments	0	- 3 694
- reserve for jubilee awards	- 5 798	- 6 335
f) balance at the end of period	35 046	42 957
- reserve for retirement severance payments	5 632	9 098
- reserve for jubilee awards	29 047	33 859
- reserve fordisability payment	367	

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 18C

CHANGES IN SHORT-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	Dec 31, 2002	Dec. 31, 2001
a) balance at the beginning of period	6 744	7 724
- reserve for retirement severance payments	1 918	2 314
- reserve for jubilee awards	4 826	5 410
b) additions, of which:	5 847	10 029
-set up a provision	49	
- reserve for retirement severance payments		
- reserve for jubilee awards		
- reserve fordisability payment	49	
- transfer from long term investments	5 798	10 029
- reserve for retirement severance payments	0	3 694
- reserve for jubilee awards	5 798	6 335
c reversals, of which:	- 7 261	- 11 009
- reserve for retirement severance payments	- 1 222	- 4 090
- reserve for jubilee awards	- 6 039	- 6 919
d reverse a provision	- 318	0
- reserve for retirement severance payments	- 318	0
- reserve for jubilee awards	0	0
e) balance at the end of period	5 012	6 744
- reserve for retirement severance payments	378	1 918
- reserve for jubilee awards	4 585	4 826
- reserve fordisability payment	49	

NOTE 18D

CHANGES IN OTHER LONG-TERM PROVISIONS - specifically	Dec 31, 2002	Dec. 31, 2001
a) balance at the beginning of period	18 358	13 938
- liability towards Varimpex - leases	17 172	13 938
- reserve for franchising payments	1 186	
b) additions, of which:	1 918	4 420
- liability towards Varimpex - leases	1 918	3 234
- reserve for franchising payments	0	1 186
c) applications, of which:	0	0
-		
d) transfer to short term provisions	1 186	0
- reserve for franchising payments	1 186	0
e) balance at the end of period	19 090	18 358
- leases liabilities towards Varimpex	19 090	17 172
- reserve for franchising payments		1 186

NOTE 18E

CHANGES IN OTHER SHORT-TERM PROVISIONS - specifically	Dec 31, 2002	Dec. 31, 2001
a) balance at the beginning of period	13 446	8 139
- reserve for liabilities towards employees	4 479	5 529
- reserves for franchise fees	3 054	643
- reserves for taxes, import tariffs and other	4 124	0
- other	1 789	1 967
b) additions, of which:	7 586	14 068
- reserve for liabilities towards employees	3 071	4 479
- reserves for franchise fees	1 186	3 054
- reserves for taxes, import tariffs and other	436	4 124
-provision for the costs of branch liquidation	1 353	
- other	1 540	2 411
c) reversals, of which:	11 512	8 761
- reserve for liabilities towards employees	4 479	5 529
- reserves for franchise fees	2 997	643
- reserves for taxes, import tariffs and other	2 215	0
- other	1 821	2 589
d) balance at the end of period	9 520	13 446
- reserve for liabilities towards employees	3 071	4 479
- reserves for franchise fees	1 243	3 054
- reserves for taxes, import tariffs and other	2 345	4 124
-provision for the costs of branch liquidation	1 353	
- other	1 508	1 789

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 19A

LONG-TERM LIABILITIES	Dec 31, 2002	Dec 31, 2001
a) to subsidiary companies	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:		
-		
b) to mutually controlled companies	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
c) to associated companies	0	0
- credits and loans	0	0
- long-term notes payable issued		
- other financial liabilities, of which:		
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
d) to a significant investor	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
e) to the parent company	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
e) to other companies	48 928	16 507
- credits and loans	48 928	16 507
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
Total long-term liabilities	48 928	16 507

NOTE 19B

LONG-TERM LIABILITIES - by maturity	Dec 31, 2002	Dec. 31, 2001
a) over 1 to 3 years	**6 632**	11 902
b) over 3 to 5 years	**42 296**	3 960
c) over 5 years	**0**	645
Total long-term liabilities	**48 928**	16 507

NOTE 19C

LONG-TERM LIABILITIES - by currency	Dec 31, 2002	Dec. 31, 2001
a) in Polish currency (PLN)	**7 921**	16 507
b) in foreign currencies (and as restated in PLN)	**41 007**	0
b1. unit / currency .thousands. / .EUR	**10 000**	0
in thousands PLN	**41 007**	0
b2. unit / currency .... /	**0**	0
in thousands PLN	**0**	0
-		
b3. in other foreign currencies as restated in thousands PLN		
Total long-term liabilities	**48 928**	16 507

ORBIS S.A. SA-R 2002 in thousands of PLN

NOTE 19D

LONG-TERM BANK CREDITS AND LOANS									
Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
BWE- 24/ORB*	Warszawa	11 202		3 319		15% per annum	2007.10.07	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Warszawa, Solny,Francuski	-
PART-68/ORB**	Warszawa	21 650		1 669		50% of the refinancing credit	2003.06.10	blank bill of exchange, mortgage to secure future claims established in respect of the following hotelsNov-Gd.,Mrong.,cesja praw z ub.hoteli	-
Ministerstwo Finansów-I/94	Warszawa	18 700		8 197		50% of the refinancing credit	2005.08.01	mortgage to secure future claims established in respect of the Hotel Forum Kraków	-
Ministerstwo Finansów II/95	Warszawa	21 860		3 686		50% of the refinancing credit	2003.08.01	mortgage to secure future claims established in respect of the Hotel Forum Warszawa	-
Konsorcjum Banków	Londyn	205 035	50 000 EURO	41 255	10 066 EURO	Euribor + margin and obligatory costs	2006.01.15	without additional securities	-

NOTE 19E

LONG-TERM NOTES PAYABLE							
Notes payable issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 20A

CURRENT LIABILITIES	Dec 31, 2002	Dec 31, 2001
a) to subsidiary companies	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
- trade liabilities, by maturity:	0	0
- up to 12 months	0	0
- financial leasing commitments		
- other liabilities, by type:		
-		
b) to mutually controlled companies	0	0
- credits and loans	0	
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-	0	0
- financial leasing commitments	0	0
- other liabilities, by type:		
-		
c) to associated companies	742	838
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	500	500
- payment for shares acquired	500	500
- trade accounts payable	242	338
- to 12 months	242	338
- over 12 months	0	0
d) to a significant investor	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
e) to the parent company	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
e) to other companies	58 124	80 423
- credits and loans	9 198	28 834
- long-term notes payable issued	9 198	11 076
- other financial liabilities, of which:	0	0
- trade accounts receivable, with maturity of:	26 358	28 280
- less than 12 months	22 734	28 280
- over 12 months	3 624	0
- trade prepayments received	2 302	2 827
- promissory notes payable	0	0
- taxes, import tariffs and other	11 671	14 261
- salaries and wages payable	3 267	3 666
- other	5 328	2 555
- special funds	8 190	9 270
Total current liabilities	67 056	90 531

NOTE 20B

CURRENT LIABILITIES - by currency	Dec 31, 2002	Dec. 31, 2001
a) in Polish currency (PLN)	**64 978**	71 172
b) in foreign currencies (and as restated in PLN)	**2 078**	19 359
b1. unit / currency thousand /USD	**182**	150
in thousands PLN	**710**	601
b2. unit / currency thousand /DEM	**0**	63
in thousands PLN	**0**	115
b3. unit / currency thousand /EUR	**330**	5 243
in thousands PLN	**1 342**	18 474
b4. unit / currency thousand /FRF	**0**	0
in thousands PLN	**0**	0
b3. in other foreign currencies as restated in thousands PLN	**26**	169
Total current liabilities	**67 056**	90 531

NOTE 20C

SHORT-TERM BANK CREDITS AND LOANS

Name of entity *and legal status*	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-

NOTE 20D

COMMERCIAL PAPERS PAYABLE

Commercial papers issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 21A

CHANGES IN NEGATIVE GOODWILL	Dec 31, 2002	Dec. 31, 2001
Balance at the beginning of period	0	0
a) increases, of which:	0	0
-		
b) decreases, of which:		
-		
Negative goodwill at the end of period	0	0

NOTE 21B

ACCRUED EXPENSES AND DEFERRED INCOME	Dec 31, 2002	Dec. 31, 2001
a) accrued expenses, of which:	0	0
- long-term accruals:	0	0
- short-term accruals:	0	0
-		
b) deferred income, of which:	6 358	6 333
- long-term accruals:	200	8
- financial gains		8
other operating profits	200	
- short-term accruals:	6 158	6 325
- free of charge take over of ownership rights	5 160	5 962
- trade prepayments	802	
- other	196	363
Total accrued expenses and deferred income	6 358	6 333

NOTE 22

K Book value per share is calculated as a quotient of shareholder's equity and number of shares.There was no diluted elements.

ORBIS S.A. SAR 2002 in thousands of PLN

NOTES TO OFF-BALANCE-SHEET ITEMS

NOTE 23A

CONTINGENT RECEIVABLES FROM AFFILIATED COMPANIES - due to	Dec 31, 2002	Dec. 31, 2001
a) guarantees received, of which:	0	0
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	0
- from a significant investor	0	0
- from the parent company	0	0
b) other (due to)	0	0
-		
- of which from subsidiary companies	0	0
- of which from mutually controlled companies	0	0
- of which from associated companies	0	0
- of which from a significant investor	0	0
- of which from the parent company	0	0
-		
- of which from subsidiary companies	0	0
- of which from mutually controlled companies	0	0
- of which from associated companies	0	0
- of which from a significant investor	0	0
- of which from the parent company	0	0
-	0	0
Total contingent receivables from affiliated companies	0	0

NOTE 23B

CONTINGENT LIABILITIES TO AFFILIATED COMPANIES - due to	Dec 31, 2002	Dec. 31, 2001
a) guarantees extended, of which:	4 993	4 993
- to subsidiary companies		
- to mutually controlled companies		
- to associated companies	4 993	4 993
- to a significant investor		
- to the parent company		
b) other (due to)	0	0
-	0	0
- of which to subsidiary companies		
- of which to mutually controlled companies		
- of which to associated companies		
- of which to a significant investor		
- of which to the parent company		
-	0	0
- of which to subsidiary companies		
- of which to mutually controlled companies		
- of which to associated companies		
- of which to a significant investor		
- of which to the parent company		
-		
Total contingent liabilities to affiliated companies	4 993	4 993

ORBIS S.A. SAR 2002 in thousands of PLN

NOTES TO PROFIT AND LOSS ACCOUNT

NOTE 24A

NET SALES OF PRODUCTS - by class of business	Dec 31, 2002	Dec 31, 2001
hotel and ancillary services	**407 562**	460 867
- of which to affiliated companies	**27 539**	33 643
food and beverages	**149 533**	165 605
- of which to affiliated companies	**4 538**	12 089
lease of presmiese	**27 616**	31 694
- of which to affiliated companies	**5 783**	2 314
other	**18 012**	17 268
- of which to affiliated companies	**13 189**	1 262
Total net sales of products	**602 723**	675 434
- of which to affiliated companies	**51 049**	49 308

NOTE 24B

NET SALES OF PRODUCTS - by geographic area	Dec 31, 2002	Dec 31, 2001
a) domestic sales	**602 723**	675 434
- of which to affiliated companies	**51 049**	49 308
-		
- of which to affiliated companies	**0**	0
-		
- of which to affiliated companies	**0**	0
-		
b) export sales	**0**	0
- of which to affiliated companies	**0**	0
-		
- of which to affiliated companies	**0**	0
-		
- of which to affiliated companies	**0**	0
-		
Total net sales of products	**602 723**	675 434
- of which from affiliated companies	**51 049**	49 308

NOTE 25A

NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of business	Dec 31, 2002	Dec 31, 2001
sales of merchandise	**4 999**	5 347
- of which to affiliated companies	**0**	390
sales of raw materials	**433**	715
- of which to affiliated companies	**0**	52
-		
Total net sales of merchandise and raw materials	**5 432**	6 062
- of which to affiliated companies	**0**	443

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 25B

NET SALES OF MERCHANDISE AND RAW MATERIALS - by geographic area	Dec 31, 2002	Dec 31, 2001
a) domestic sales	5 432	6 062
- of which to affiliated companies	0	443
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies		
-		
b) export sales	0	0
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
Total net sales of merchandise and raw materials	5 432	6 062
- of which from affiliated companies	0	443

NOTE 26

EXPENSES - by type	Dec 31, 2002	Dec 31, 2001
a) amortization and depreciation	67 922	66 727
b) raw materials and energy used	106 683	115 307
c) third party work	108 395	111 461
d) taxes and charges	25 400	25 997
e) salaries and wages	196 757	231 119
f) social security and other employee benefits	53 679	62 047
g) other expenses:	15 874	16 400
- VAT	889	3 070
- business travel	1 898	2 659
- insurance premium	1 774	1 901
Total expenses by type	574 710	629 058
Changes in inventories, products and deferred expenses	0	0
Cost of work and services for own needs (negative value)	0	0
Distribution expenses (negative value)	- 40 076	- 39 867
General administrative expenses (negative value)	- 84 694	- 89 700
Cost of products sold	449 940	499 491

NOTE 27

OTHER OPERATING INCOME	Dec 31, 2002	Dec 31, 2001
a) provisions cancelled, of which:	6 303	14 418
- liabilities due to employees	6 303	14 418
- other	0	0
b) other, of which:	12 555	6 244
- profit from non-financial investments	2 473	0
- grants received	206	1 372
- indemnities received	648	246
- trademark licence fees	2 519	2 730
- donations received	31	75
- return of tax payment	4 032	0
- return wages of apprentices	475	0
-perpetual usufruct of land	651	0
- other	1 520	1 821
Total other operating income	18 858	20 662

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 28

OTHER OPERATING EXPENSES	Dec 31, 2002	Dec 31, 2001
a) provisions established, of which:	5 053	11 466
- future claims of lessor	1 918	1 682
- liabilities due to employees	1 401	5 528
- employment restructuring costs	981	462
- taxes		2 243
-other liabilities	753	1 551
b) other, of which:	17 915	17 098
- cost of non-financial long term investments	678	0
- positive goodwill depreciation	547	547
- donations	346	621
- trademark costs	134	132
- costs of assets disposal	2 089	952
- fines, penalties paid	54	134
- employment restructuring costs	12 296	13 747
- costs of aprentices refund	430	0
- other	1341	965
Total other operating expenses	22 968	28 564

NOTE 29A

FINANCIAL INCOME ON DIVIDENDS	Dec 31, 2002	Dec 31, 2001
a) from affiliated companies, of which:	0	2 000
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	2 000
- from a significant investor	0	0
- from the parent company	0	0
b) from other companies	151	436
Total financial income from dividends	151	2 436

NOTE 29B

FINANCIAL INCOME ON INTEREST RECEIVABLE	Dec 31, 2002	Dec 31, 2001
a) interest on loans granted	0	6
- from affiliated companies, of which:	0	0
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	0
- from a significant investor	0	0
- from the parent company	0	0
- from other companies	0	6
b) other interest	413	468
- from affiliated companies, of which:	73	137
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	73	137
- from a significant investor	0	0
- from the parent company	0	0
- from other companies	3 431	5 950
c) interest received	147	158
Total financial income on interest receivable	3 991	6 582

NOTE 29C

OTHER FINANCIAL INCOME	Dec 31, 2002	Dec 31, 2001
a) gain on foreign exchange differences	0	0
- realized	0	0
- unrealized	0	0
b) reserves cancelled, of which:	0	0
-		
c) other, of which:	1 518	2 002
- foreign currency cashier outlets	1 491	1 774
- other	27	228
Total other financial income	1 518	2 002

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 30A

FINANCIAL EXPENSES DUE TO INTEREST PAYABLE	Dec 31, 2002	Dec 31, 2001
a) interest on credits and loans contracted	1 333	2 706
- for affiliated companies, of which:	0	0
- for subsidiary companies	0	0
- for mutually controlled companies	0	0
- for associated companies	0	0
- for a significant investor	0	0
- for the parent company	0	0
- for other companies(unsettled)	1 333	2 706
b) other interest calculated but unsettled	835	2 412
- for affiliated companies, of which:	0	0
- for subsidiary companies	0	0
- for mutually controlled companies	0	0
- for associated companies	0	0
- for a significant investor	0	
- for the parent company	0	0
- for other companies	835	2 412
Total financial expenses due to interest payable	2 168	5 118

NOTE 30B

OTHER FINANCIAL EXPENSES	Dec 31, 2002	Dec 31, 2001
a) loss on foreign exchange differences	154	77
- realized	13	7
- unrealized	141	70
b) reserves cancelled, of which:	0	0
-		
c) other, of which:	1 546	3
- deffered costs of organisation and expansion	1 541	0
- other	5	3
Total other financial expenses	1 700	80

NOTE 31

K ORBIS S.A. Prepares consolidated financial statements.

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 32

EXTRAORDINARY GAINS	Dec 31, 2002	Dec 31, 2001
a) windfall gains	158	301
b) other extraordinary income, of which:	0	0
-		
Total extraordinary gains	158	301

NOTE 33

EXTRAORDINARY LOSSES	Dec 31, 2002	Dec 31, 2001
a) casualty losses	36	134
b) other extraordinary expenses	0	0
-		
Total extraordinary losses	36	134

NOTE 34A

CURRENT CORPORATE INCOME TAX	Dec 31, 2002	Dec 31, 2001
1. Profit (loss) before taxation	44 436	72 994
2. Differences between profit (loss) before taxation and income tax basis, of which:	- 3 202	1 673
- permanent	5 423	- 6 652
- timing	- 8 625	8 325
3. Income tax basis	41 234	73 389
4. Corporate income tax at .... % rate	11 545	20 549
5. Increases, reliefs, exemptions, allowances, and reductions in/of corporate income tax	3	
6. Current corporate income tax as stated in the taxation statement for the period, of which:	11 548	20 549
- disclosed in the profit and loss account	11 548	20 549
- referring to items that decreased or incrased the shareholders' equity	0	0
- referring to items that decreased or incrased the goodwill or negative goodwill	0	0

NOTE 34B

DEFERRED CORPORATE INCOME TAX	Dec 31, 2002	Dec 31, 2001
- decrease (increase) due to occurrence or reversal of timing differences	103	802
- decrease (increase) due to change of taxation rates	1 728	
- decrease (increase) due to formerly not recognized losses, tax reliefs, or timing differences of prior periods	0	0
- decrease (increase) due to writing-off assets by virtue of deferred income tax or lack of possibility of applying a reserve on deferred income tax	0	0
- other components of deferred income tax, of which:	0	0
-		
Total deferred income tax	1 831	802

ORBIS S.A. SAR 2002 in thousands of PLN

NOTE 34C

TOTAL AMOUNT OF DEFERRED INCOME TAX	Dec 31, 2002	Dec 31, 2001
- included in the shareholders' equity	- 895	0
- included in the goodwill or negative goodwill	0	0

NOTE 34D

INCOME TAX AS STATED IN THE PROFIT AND LOSS ACCOUNT referring to	Dec 31, 2002	Dec 31, 2001
- abandoned business activities	0	0
- result of extraordinary items	34	47

NOTE 35

OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES) - specifically	Dec 31, 2002	Dec 31, 2001
-		
Total other obligatory income decreases (loss increases)	0	0

NOTE 36

SHARE IN NET PROFITS (LOSSES) OF SUBSIDIARY AND ASSOCIATED COMPANIES VALUED UNDER THE EQUITY METHOD	Dec 31, 2002	Dec 31, 2001
- write-down from goodwill of subsidiary and associated companies		
- write-down from negative goodwill of subsidiary and associated companies	0	0
- write-down of difference the valuation of net assets		

Nota 37

The decision of General Assembly of Orbis S.A. Shareholders Apportioned the net profit generated during the financial year ended Decemeber 31,2002 to -the dividend in the amount of PLN 18, 430, 803.20 (40 Grosze per share) and the reserve capital .

Nota 38

Profit per ordinary share is calculated as a quotient of profit for the last 12 months and the number of ordinary shares.There were not any diluting factors in the present reporting period.

ORBIS S.A. SAR 2002 in thousands of PLN

NOTES TO CASH FLOW SATEMENT

K Structure of cash and cash equivalents as of 30.06.2002

	31.12.2002	31.12.2001
Cahs, of which :	127 159	73 737
- on hand	1 248	1 657
- in the bank	105 704	36 017
- deposit account	20 207	36 063
Cash equivalents, of which :	2 852	1 993
- cash in transit	502	334
- Social security fund	2 350	1 659
other financial assets	5	68
TOTAL	130 016	75 798

The change in provisions, deferred assets and accrued expenses presented in cash flow statement equals the change in balance sheet.

Change in receivables	
change in balance sheet	(12 082)
change in prepaid tangible assets in progress	895
change in cash flow statement	(11 187)
Change in liabilities	
change in balance sheet	(937)
dividend for 1991	(2 931)
change in prepayments	
for tangible and intangible fixed asstes in progress	
for investment outlays settled internally	(3 946)
others	(242)
change in cash flow statement	(2 194)
change in liabilities	
change in balance sheets	(3 839)
settlement of headging	(978)
change in cash flow statement	(4 817)

Other adjustments of net profit in cash flow statement for operating activities include:

-change due to permanent impairment in value of fixed assets	3 213
- change due to permanent impairment in value of financial investments	1 228
-change due to settled payment for a trade mark	(448)
- others	(559)
TOTAL	3 434

ORBIS
GRUPA HOTELOWA

Additional notes

I. Additional Notes

Note No 1.
Information concerning financial instruments

1.1. Financial instruments according to their groups and balance sheet position

Changes in particular categories of financial assets (save for cash and other cash assets) as well as financial liabilities during a 12-month period ending on December 31, 2002.

FINANCIAL INSTRUMENTS – changes broken down into types, in PLN '000							
		Tradable financial assets	Tradable financial liabilities	Loans granted and receivables	Financial assets held to maturity	Financial assets available for sale
1.	**Opening balance**	-	-	**1 834**	-	**300**
2.	**Additions**	-	-	**120**	-	-
3.	**Reductions**	-	-	**66**	-	-
	- valuation	-	-	66	-	-
	- other	-	-	0	-	-
4.	**Closing balance**	-	-	**1 888**	-	**300**

1.2. Information concerning financial instruments in the company
1.2.1. a) Brief characteristics of financial instruments

A. Derivative instruments incorporated in agreements

The Company analyzed its assets and liabilities in terms of identifying in-built derivative instruments. Financial instruments in-built into contracts, where the payments are denominated or related to a currency other than the currency of the Company or the other party to the contract have been separated. The valuation and reporting of in-built financial instruments complies with the Regulation of the Minister of Finance dated December 12, 2001, concerning detailed terms of accounting, methods of valuation, scope of disclosure and the manner of presenting financial instruments.

Since the value of the in-built financial instruments is insignificant from the point of view of the overall presentation in the financial statements, they have not been included in the books. The valuation of financial instruments in-built into contracts is presented in the table below:

In PLN '000

No	Business partner	Date of the contract	Cash flow ending date	Fair value as of Jan 1, 2002	Fair value as of Dec 31, 2002
1	CAIB - Financial Adverser	02-08-23	31.07.2003	0	281
3	L. Sobkowiak	01-06-27	3 years from execution	10	17
4	I. Czempińska	02-08-07	3 years from execution	0	36
6	Centertel-Sofitel	98-06-18	payable in arrears in Jan 2008	-119	0
7	Zasada Centrum	98-11-18	until Oct 2008	-78	-261
8	Centertel	98-08-19	payable in arrears by 20.11.2007	-33	-57
9	Kopex	02-04-02	5 years until 28.02.2007	0	-22
10	Falck	97-09-25	until the end of 2003	16	11
11	Orbis Casino	01-01-02	until 10.06.2006	-330	496

13	NOMA 2	96-04-17	until the end of 2007	17	25
14	Polkomtel	98-02-15	10 years until 31.01.2002	-154	-194
15	IN2Loop	02-12-01	in 2003 converted into PLN	-29	0
16	Sofitel_Barte	93-12-22	in 2003 converted into PLN	-172	0
3	MC Servis	02-06-01	until 31.12.2003	0	0
9	Orbis Transport	02-09-09	until 01.12.2003	9	3
	TOTAL			**-1 096**	**-1 062**

B. Tradable financial liabilities

The Company holds no tradable financial liabilities.

C. Loans granted and receivables

Under the balance sheet item "long-term investments", the Company reports long-term loan given to Globis Poznań Sp. z o.o. (associated entity). The loan dated August 30, 2001, amounting to US$ 450,000 converted according to the rate of exchange of 4.2317 as of the date of payment (PLN 1,904 thousand). The repayment date is August 30, 2006. As of the balance sheet date it is presented in the amount of PLN 1,888 thousand (the loan: PLN 1,727 thousand + the interest: PLN 161 thousand).

D. Financial assets held to maturity

The Company holds no assets held to maturity.

E. Financial assets available for sale

The Company classifies shares and interest in other companies or organizations intended to be sold as financial assets available for sale. As of the balance sheet date, this item includes the shares in the company PolCard S.A. and shares in the company Polorbis Reiseunternehmen GmbH in Köln. The balance sheet value (value according to the purchase price) of PolCard S.A. totals PLN 300 thousand, while the fair value amounts to PLN 23,882 thousand. Shares in Polorbis in Köln, which purchase price amounts to PLN 505 thousand, are covered by revaluation write-off and the balance sheet value equals zero.

1.2.1 b) Applicable valuation methods

The fair value of financial assets and liabilities as of the balance sheet date has been established in accordance with the description contained in the introduction to the financial statements.

1.2.1 c) Method of reporting the results of revaluation of financial assets belonging to the category of assets available for sale

Financial assets available for sale are valued as of the balance sheet date according to their fair value. The results of revaluation of short-term financial assets are posted to the profit and loss account, and of the long-term assets, to revaluation reserve.

1.2.1. d) Principles of reporting financial instruments purchased at regulated market in accounting books

In its accounting books, Orbis S.A. reports financial instruments purchased on a regulated market as of the date of executing the agreement concerning purchase of a given asset component.

1.2.1.e) Information concerning the interest rate burden

Orbis S.A. is exposed to the risk of fluctuating short-term interest rates on variable-rate debt as well as on changes of the long-term interest rates in case of incurring a new debt or refinancing the existing debt.

The Company is not exposed to interest rate risk related to a premature buy-back date or revaluation date arising out of an agreement.

Detailed information available under point.1.2.10.

1.2.1 f) Credit risk

Orbis S.A. recognizes three areas of credit risk to which is might be exposed:

- customer creditworthiness (trade credit),
- creditworthiness of financial institutions (banks/brokers), parties or agents of collateral agreements,
- creditworthiness of entities, whose stocks the Company acquires or invests in.

Considering the scope of business conducted by Orbis S.A. in 2002, the most fundamental risks are related to the Company's customer creditworthiness. In order to eliminate as far as possible the negative effects, Orbis S.A. monitors their business partners in terms of their creditworthiness and conveys information concerning potential threats to its branches.

Due to absence of any major concentration of the credit risk, as well as a fairly large share of relatively minor transactions in the overall volume, there is no need to apply special collaterals or securities in transactions.

1.2.2 Information concerning financial assets available for sale and tradable, valued at adjusted purchase price

Information about the valuation of financial assets available for sale or trade is available under point 1.2.1.a) E. Orbis S.A. does not hold financial assets available for sale which are valued at adjusted purchase price.

1.2.3 Financial assets and liabilities valued otherwise than at fair value

Orbis S.A. holds no financial assets and financial liabilities which are not valued at the fair value.

1.2.4 Agreements converting financial assets into securities or buy-back contracts

In 2002, Orbis S.A. did not enter into buy-back contracts or agreements which would result in conversion of financial assets into securities. No asset components have been withdrawn from the accounting books.

1.2.5 Change in the valuation of financial assets

Orbis S.A. does not practice conversion of valuation based on financial assets' fair value into valuation at adjusted purchase price.

1.2.6 Information concerning revaluation write-offs in case of a permanent loss in value of financial asset components

In the present reporting period the Company did not make any revaluation write-offs for a permanent loss in value of financial asset components. However, there is a write-off due to the permanent loss in value of the shares of Polorbis in Köln for PLN 505 thousand (value according to the purchase price) made during the past reporting periods.

1.2.7 Information concerning interest income on debt financial instruments, loans given and receivables

Since Orbis S.A. possesses loans in a category "loans given and receivables", during the current reporting period, interest income of PLN 130,447.82 with maturity of over 12 months has been reported under this item.

1.2.8 Revalued unrealized interest on loans granted and on receivables.

Orbis S.A. did not make any revaluation write-offs for a permanent loss in value of unrealized interest on loans granted and on receivables.

1.2.9 Information concerning costs of interest on financial debt in PLN '000

Item description	Interest accrued and realized	Interest accrued and unrealized		
		Up to 3 months	From 3 to 12 months	Over 12 months
Long-term financial debt	3,008	474.6	151.6	-

1.2.10 Managing risk in the controlling (dominant) company

The main risk areas to which Orbis S.A. is exposed are: the risk of foreign currency rates fluctuations and interest risk, resulting from money and capital markets' volatility, reflected in the balance sheet and the income statement.

The Company conducts a uniform policy of managing the financial risk as well as permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility of securing cash flows.

The Company attempts to eliminate unnecessary financial risk (defined as cash flow volatility) and restrain the risk related to money and capital market volatility. This objective is implemented by way of identifying, securing and active risk management as well as evaluation and monitoring the costs of Company's debt.

Exposure to additional risk unrelated with the accepted business activity is deemed improper.

The policy and risk management strategy is determined and monitored by the Management Board.

Current responsibilities in the aspect of risk management are dealt with by the Risk Committee and special units established for this purpose.

Foreign currency risk

The risk of fluctuations of foreign currencies is significant for Orbis S.A. due to:

- entering, within the framework of core operating activities, into contracts relating to the sale of tourist and hotel services, a part of which is denominated in foreign currencies; in addition, also supply-related purchases may be effected in foreign currencies,
- execution, within the framework of investment activities, into contracts implemented or denominated in foreign currencies,
- incurring foreign currency credits or credits denominated in foreign currency.

The base currency of the Company is the Polish Zloty (PLN).

In order to offset the risk of its foreign currency exposure, Orbis S.A. makes an effort to first of all use natural hedging mechanisms. Furthermore, also derivative instruments, such as forwards, swaps and options are availed of for the purpose of limiting the risk.

During the first half of 2002, the foreign currency hedge implemented in the form of a zero-cost "collar" option with respect to a credit facility incurred in EUR (contract dated

2002 amounted to PLN 997 thousand. In 2002 there was no need to apply such instruments. The Company does not use financial instruments for speculative purposes.

Interest rate risk

As a result of a declining interest rates on domestic borrowings, as well as attractive interest rate terms, being at the level of ½ of the refinancing credit rate, Orbis S.A. did not apply any security against interest rate risk in 2002.

In respect to foreign currency debt, considering a minor degree of use of the available credit facility and a minimum scale of risk, the Risk Committee made a decision concerning applying a hedging strategy in the form of a swap transaction only at the time of disbursement of the remaining available amount of credit.

Orbis S.A. does not have any shares in net assets of foreign companies.

1.2.11 Securing the planned transaction or foreseeable future liability.

In 2002, Orbis S.A. did not secure any planned transaction nor foreseeable future liability.

1.2.12 Appropriation of profits or loses from revaluation of instruments to hedge cash flows to revaluation reserve.

In 2002, no profits or losses from valuation of hedging instruments posted to revaluation reserve occurred.

Note No 2.

Contingent liabilities of Orbis S.A. under guarantees and sureties granted to subsidiaries and affiliates.

No	Beneficiary	Amount of liability	Dec 31, 2001 NBP fx rate as of Dec 31, 2001	Dec 31, 2002 NBP fx rate as of Dec 31, 2002	Description
1.	„Orbis" Casino Warszawa	PLN 938 000.00	938 000.00	938 000.00	Surety until March 13, 2009.
2.	„Orbis" Casino Warszawa	PLN 2 055 000.00	2 055 000.00	2 055 000.00	Surety until June 30, 2003.
3.	Globis Poznań Sp. z o.o.	PLN 2 000 000.00		2 000 000.00	Registered pledge on shares of Orbis S.A. – surety for BZ WBK
A	**Liabilities under guarantees and sureties, of which**		**4 993 000.00**	**4 993 000.00**	
	- to controlled subsidiaries		0.00	0.00	
	- to affiliated companies		4 993 000.00	4 993 000.00	

Note No 3.

The Company does not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

Note No 4.

The Company did not cease any of its business operations in 2002.

Note No 5.

No costs related to fixed assets under construction created for the purpose of the Company's

Note No 6.
The planned investment outlays for the year 2002 amounted to PLN 180 320.7 thousand. The amount actually invested totaled PLN 78 622.1 thousand, i.e. 43.6%.

Note No 7.1.
In accordance with a statement of Orbis S.A. Management Board, during the period to which the financial statements relate, Orbis S.A. did not enter into any transactions with affiliated entities, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between Orbis S.A. and:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and affiliated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and affiliated companies.

Note No 7.2.
Information concerning associated companies:

Company Legal status	No of Supervisory Board members		No of Management Board members	
	Total	Orbis S.A. representatives	Total	Orbis S.A. representatives
Subsidiaries:				
PBP Orbis, Sp. z o.o.	5	3	3	0
ORBIS Transport, Sp. z o.o.	3	2	2	0
PORT Silnowa, Sp. z o.o.	3	3	3	2
Affiliates:				
ORBIS CASINO, Sp. z o.o.	6	2	3	1
Globis Poznań, Sp. z o.o.	4	1	3	0
Globis Wrocław Sp. z o.o.	4	1	3	0
PH Majewicz, Sp. z o.o.	4	2	3	1
Minority holdings:				
BWE S.A.	6	0	3	0
PPTE DIAMENT, S.A.	10	1	3	0
PolCard, S.A.	7	1	5	0
Polskie Hotele, Sp. z o.o. in liquidation	5	1	1 liquidator	0
Rena Kord, S.A. in bankruptcy	6	0	receiver in bankruptcy	0
TARPAN, Sp z o.o. in liquidation	3	0	1 liquidator	0
Walewice, Sp. z o.o in liquidation	0	0	1 liquidator	0

Settlements between Orbis S.A. and associated companies in PLN thousands:

	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	Other associated companies	**Affiliates – total**
Trade debtors				
Trade debtors	587	1 612	1 623	**3 822**
Creditors				
Trade creditors	28	0	214	**242**
Other creditors	0	0	500	**500**
Total creditors	**28**	**0**	**714**	**742**

Costs and revenues from internal transactions between Orbis S.A. and associated companies in PLN thousands:

	Subsidiaries	Other associated companies	TOTAL
Sales revenues			
Room department	26 166	1 373	**27 539**
Food & beverage department	4 074	464	**4 538**
Rentals	0	5 783	**5 783**
Other	5 277	7 912	**13 189**
Total income	**35 517**	**15 532**	**51 049**
Costs of products, goods and raw materials sold			
Total costs	1 335	19 638	**20 973**

Note No 8.
No major joint ventures have been undertaken by companies of the Orbis Group in 2002.

Note No 9.
Structure of employment:

Item description	Average employment	
	2001	2002
I. Hotel services /1. to 5./	**5 435**	**4727**
1. Hotel room department	1 905	1 686
2. Food and beverages department	3 099	2 679
3. Other	116	116
4. Ancillary activities	276	209
5. Commercial activities	39	37
II. Administration and management	1 122	1 017
III. Real property operation and maintenance	804	686
IV. Marketing	233	259
TOTAL /I to IV/	**7 594**	**6 689**

Note No 10.

Remuneration of Management Board and Supervisory Board members in PLN '000		
of which:	**The Company**	**The Company's subsidiaries and affiliated companies**
Management Board	2 793	297
Supervisory Board	285	———

Note No 11.
As of December 31, 2002, members of the Company's Management Board and Supervisory Board were not indebted to the Company or its subsidiaries.

Note No 12.
No major events relating to past years occurred during the reporting period.

Note No 13.
No major events which could affect the presented results for the year 2002 occurred after the balance sheet closing date.

Note No 14.
Orbis Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990,

at the District Court for the Capital City of Warsaw under the companies' register number RHB 25134.
Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

Note No 15.
During the last three years of the Company's operations, the annual inflation level remained below 100%. Therefore, the financial figures for the year 2001 have not been adjusted.

Note No 16.
Comparative presentation of differences between the figures disclosed in the financial statements as at the end of 2001 and the comparative financial data and the previously disclosed and published financial statements.

	Balance as of Dec 31, 2001, reported in SAP 2002	2001 post-adjustment balance (in SAR 2002)
FIXED ASSETS	**1 420 824**	**1 241 088**
Intangible assets	**2 814**	**6 241**
- affiliation fee for joining the Accor system		3 427
Fixed assets	**1 277 292**	**1 080 687**
a) Land (including the right to perpetual usufruct)	**267 783**	**75 723**
- withdrawal of the previous valuation of perpetual usufruct title		-247 900
- redemption of the right to usufruct		600
- new valuation of the right to usufruct		55 211
- disclosed land		29
b) Buildings, premises, civil and marine engineering constructions	**880 265**	**875 617**
- reclassification of buildings as investments		-4 648
e) Other fixed assets	**50 443**	**50 545**
- withdrawal of re-classification of works of art as investments		102
Long-term receivables from affiliated entities	**0**	**1 212**
- correction of reporting the takeover of debt		1 212
Long-term investments	**76 027**	**87 657**
a) Real property	**0**	**12 601**
- valuation of real property reclassified as investments		4 834
- gross value of buildings		7 187
- title to perpetual usufruct of land – transferred from off-balance sheet register		581
b) Long-term financial assets in affiliated entities	**75 873**	**74 661**
- correction of reporting the takeover of debt		-1 212
c) Other long-term investments	**154**	**395**
- works of art – withdrawal the reclassification from fixed assets		-106
- reclassification of works of art as short-term investments		-35
- revaluation of works of art		382
Assets on deferred income tax	**15 376**	**15 975**
- correction of deferred tax		599
CURRENT ASSETS	**144 144**	**144 179**
Short-term assets from affiliated entities	**2 757**	**2 999**

Short-term investments	**90 114**	**89 906**
a) Short-term financial assets in other entities	**76 041**	**75 798**
- change in presentation		-242
b) Other short-term investments	**14 074**	**14 108**
- reclassification of works of art from short-term investments		35
TOTAL ASSETS	**1 564 968**	**1 385 267**

EQUITY	1 359 352	1 175 150
Revaluation capital (funds)	**535 924**	**287 640**
- withdrawal of the former valuation of titles to perpetual usufruct		-247 900
- valuation of real property reclassified as investments		7 134
- correction in presentation		-8 884
- revaluation of works of art		382
- correction of deferred tax		984
Profit (loss) brought forward	**5 701**	**69 308**
- correction of deferred tax		-1 340
- redemption of fixed assets posted as investments		2 542
- right to perpetual usufruct of land		64 676
- disclosed land		29
- valuation of investments		-2 301
Net profit (loss)	**51 168**	**51 643**
- redemption of the right to usufruct and other investments		464
- affiliation fee for joining the Accor system		1 056
- correction of deferred tax		-1 175
LIABILITIES AND PROVISIONS FOR LIABILITIES	**205 616**	**210 117**
Provisions for liabilities	**92 244**	**96 746**
a) Provision for deferred income tax	**13 110**	**15 241**
- correction of deferred tax		2 130
b) Other provisions	**29 433**	**31 804**
- short-term provision for Accor		2 371
Long-term provisions	**16 507**	**16 507**
To affiliated entities	4 889	0
- correction in presentation		-4 889
To other entities	11 618	16 507
- correction in presentation		4 889
TOTAL LIABILITIES	1 564 968	1 385 267

Note No 17.
Changes in the accounting principles (policy) applied

The information included in the financial statements and pertaining to the past periods has been presented taking account the changes introduced by the amended Accounting Act of September 29, 1994, in respect of the items that are of major importance for the Company, i.e.:

1 The profit and loss account includes the changes in reporting of positive foreign exchange rate differences and the accrued interest on receivables, unpaid as of the date of preparing the financial statements, which prior to January 1, 2002, were reported as deferred income.

2 In the balance sheet:

- the titles to the perpetual usufruct of land have been disclosed in the asset column under the item "fixed assets" (until December 31, 2001, these titles were reported in the off-balance sheet registers).
- the purchased titles to perpetual use of land have been posted from intangible assets to fixed assets;
- long-term investments include real property and works of art which so far have been reported as fixed assets and the titles to perpetual usufruct posted from an off-balance register;
- the item long-term deferred costs includes the cost of generating capital that took place in 1998 (until December 31, 2001, this cost was reported as intangible assets) as well as the assets held on account of deferred income tax;
- short-term investments include the title to a perpetual use of land on which the Bristol hotel is located and the Bristol hotel building as well as works of art posted from an off-balance register.
- under the "liabilities" item, the value of the reported titles to the perpetual usufruct of land (reported in the off-balance sheet register until December 31, 2001) has been posted to revaluation reserve, while the accrued expenses have been reported as profit/loss brought forward,
- accrued expenses have been posted to remaining provisions for liabilities.

Note No 18.
No substantial errors that would have had to be corrected in the present financial statements occurred during the reporting period and in the past periods.

Note No 19.
The Orbis S.A. financial statements have been prepared on the assumption that the Company will continue its business operations. There is also no doubt that the Company may continue its operations in a foreseeable future.

Note No 20.
No merger of companies occurred in the period covered by the financial statements.

Note No 21.
In the financial statements Orbis S.A. does not apply valuation of interest and shares in subsidiary units by the equity method. Below we present the impact of such valuation upon the Company's result.

No	Item description	Year 2000	Change in the value of shares throughout the year	Year 2001	Change in the value of shares throughout the year	Year 2002
1	Gross book value of shares in subsidiaries	22 030.65	9 183.50	31 214.15	247.85	31 462.00
2	Permanent loss in value	1 932.25	0.00	1 932.25	1 078.50	3 010.75
3	Net value of shares presented in the balance sheet under the item "shares / interest in subsidiaries" (1 - 2)	20 098.40	9 183.50	29 281.90	-830.65	28 451.25
4	**Amount increasing the value of shares accounted for by the equity method**	**19 341.87**	**875.72**	**20 217.59**	**1 547.31**	**21 764.90**

5	**Share value after valuation 3 + 4**	**39 440.27**	**10 059.22**	**49 499.49**	**716.66**	**50 216.14**
6	Amount posted to past year's result	16 009.90	4 190.05	20 199.95	-2 003.95	18 196.00
7	Amount adjusting this year's net profit	3 331.97	-3 314.33	17.64	3 551.26	3 568.90

Note No 22.
Orbis S.A. prepares the consolidated financial statements of the Orbis Group which shall be delivered to the Polish Securities and Exchanges Commission on April 30, 2003.

Note No 23.
As of March 12, 2003, the share capital of the Company amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares encompass:

Shareholder	Share of votes at the General Assembly as of November 15, 2002	Changes from Nov 15, 2002, till Mar 12, 2003.	Share in the initial capital as of Mar 12, 2003, (reflects the overall number of votes).	No of shares as of Mar 12, 2003
Accor S.A.	27.17%	+2.17%	29.34%	13 519 251
Reib International Holdings Limited	10.37%	-	10.37%	4 778 190
State Treasury	4.07%	-	4.07%	1 875 000
Globe Trade Centre S.A	5%	-	5%	2 303 853
JP Morgan Fleming Asset Management Ltd.	5%	-	5%	2 307 600
CU OFE BPH CU WBK	4.34%	-	4.34%	2 000 000
Other shareholders	44.05%	-2.17 %	41.88%	18 293 114

Note No 24.
As of December 31, 2002, members of the Management Board held the following blocks of shares in Orbis S.A.:

1. Maciej Grelowski — President of the Management Board
   holds 4 563 shares of ORBIS S.A.
2. Krzysztof Andrzej Gerula — Vice-President of the Management Board
   holds 2 607 shares of ORBIS S.A.
   holds 182 shares of PBP Orbis Sp. z o.o.
   holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński — Vice-President of the Management Board
   holds 513 shares of ORBIS S.A.
   holds 327 shares of PBP Orbis Sp. z o. o
   holds 200 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski — Vice-President of the Management Board
   holds 3 000 shares of ORBIS S.A.
5. Laurent Picheral — Member of the Management Board
   does not hold any shares in the Company or other companies in the ORBIS Group

does not hold any shares in the Company or other companies in the ORBIS Group

Note No 25.
On January 25, 2002, the Extraordinary General Assembly of Orbis Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2001/.

Note No 26.
According to Resolution no 10/V/2002 dated March 12, 2002, the Supervisory Board of Orbis S.A. decided to prolong the agreement with a licensed auditor Deloitte & Touche Audit Services Sp. z o.o., having its corporate address in Warsaw, at 6, Fredry street, registered on the list of chartered accountants under the number 73, which has been co-operating with Orbis S.A. and has audited its financial statements since the year 2000, and to entrust the said auditor with the task of examining and auditing the financial statements of the company Orbis S.A. and the consolidated financial report of the Orbis Group for the year 2002 as well as financial statements for years 2001 and 2002 prepared according to the International Accounting Standards.

Note No 27.
On May 21, 2002, the Supervisory Board appointed the following persons as members of the Management Board in Orbis S.A. for the 5th tenure:
1/ Maciej Grelowski - President of the Management Board
2/ Ireneusz Węgłowski - Vice-President of the Management Board
3/ Andrzej Szułdrzyński - Vice-President of the Management Board
4/ Krzysztof Gerula - Vice-President of the Management Board
5/ Yannick Rouvrais - Member of the Management Board
The above mentioned persons served as members of the Orbis S.A. Management Board during the 4th tenure of the Board.
/Current report no 12/2001/.

Note No 28.
In relation to the need of repair and reconstruction of the "Sofitel" in Cracov, the said hotel stopped operations on November 10, 2002. Due to a long-term nature of the investment (over 2 years), the Orbis S.A. "Sofitel" Branch in Cracov was wound-up.

Note No 29.
The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 26, 2002. The Assembly approved:
1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2001 and allocation of the reserve capital to cover the past years' loss reported in the balance sheet prepared as at December 31, 2001;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
3. Financial statements of the Company for the financial year 2001 including:
   - balance sheet prepared as of December 31, 2001, showing the total assets and

million seven hundred seventy thousand five hundred and thirty four Polish Zloty and 89 Grosze);
- profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze);
- cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 20,745,211.02 (say: twenty million seven hundred forty five thousand two hundred and eleven Polish Zloty and 02 Grosze);
- additional notes;

4. Apportionment of the net profit generated during the financial year ended December 31, 2001, amounting to PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze) to:
   - reserve capital - amount of PLN 32,547,216.81 (say: thirty two million five hundred forty seven thousand two hundred and sixteen Polish Zloty and 81 Grosze),
   - dividend - amount of PLN 18,430,803.20 (say: eighteen million four hundred thirty thousand eight hundred and three Polish Zloty and 20 Grosze);

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2001.

The Ordinary General Assembly of Shareholders also granted its consent for the allocation of the Company's reserve capital to cover the past years' loss in the amount of PLN 263,496.96 (say: two hundred sixty three thousand four hundred and ninety six Polish Zloty and 96 Grosze) reported in the balance sheet prepared as at December 31, 2001.

Note No 30.

The Ordinary General Assembly of Shareholders also approved the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2001, including:

- consolidated balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,382,315,000 (say: one billion three hundred eighty two million three hundred and fifteen thousand Polish Zloty);
- consolidated profit and loss account for the period from January 1, 2001 up till December 31, 2001 showing a net profit of PLN 51,201,000 (say: fifty one million two hundred and one thousand Polish Zloty);
- consolidated cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 18,985,000 (say: eighteen million nine hundred and eighty five thousand Polish Zloty);
- additional notes;
- report on the activity of the Group during the year 2001.

Note No 31.

The Ordinary General Assembly of Shareholders also granted its consent for.

1) transfer, by way of an open unlimited tender, of the ownership title to the real property located in London, at Cumbrian Gardens 67 NW2 and 1ED, along with furnishings (sold);
2) transfer of the title to land with buildings located in Zielona Góra at 9a, Staszica street;
3) transfer, without recourse to the tender procedure, to the Municipal Office in Zielona Góra, of the title to perpetual usufruct of land located in Zielona Góra, at Stanisława

Wyspiańskiego street, registered in the land and mortgage register KW 39818 kept by the District Court in Zielona Góra (sold);

4) transfer, by way of an unlimited public written tender, of the title to real property located in Poznań, at 12, Św. Wincentego street, composed of:
- right of perpetual usufruct of a plot of land no 5/11 (central map section, sheet 6-7) having an area of 7310 m2,
- ownership title to laundry building having an area of 2,360 m2,
- ownership title to storehouse having an area of 720 m2,
- ownership title to local electric energy & trafo station having an area of 28.5 m2,

registered in the land and mortgage register no KW 120879 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division (sold);

5) acquisition of the right of perpetual usufruct of:
- a plot of land no 3/2 having an area of 122 m2,
- and plot no 7/1 having an area of 930 m2,

registered in the land and mortgage register no KW 139916 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.

6) sale of the right of perpetual usufruct of real property located in Sosnowiec, at 5, Kresowa street, composed of a part of the plot no 1/43 having an area of 708 m2 registered in the land and mortgage register no KW 24172 kept by the District Court, VI Land and Mortgage Registry Division in Sosnowiec without recourse to the tender procedure.

Note No 32.
The Ordinary General Assembly of Shareholders further approved for implementation Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand, that has been approved for implementation by virtue of resolution no 6 of the Extraordinary General Assembly of "Orbis" S.A. dated October 3, 2000.
/Current report no 17/2001/.

Note No 33.
The annual Ordinary General Assembly of Shareholders of Orbis S.A. decided to allocate the amount of PLN 18,430,803.20 for payment of the dividend for shareholders, whereby the amount of dividend per share was fixed at 40 grosze. The dividend date (date of entitlement to dividend) was fixed at August 1, 2002, and the date of payment of the dividend at August 22, 2002.

Note No 34.
On June 26, 2002, the "Orbis" S.A. Supervisory Board appointed Mr. Laurent Picheral as member of the "Orbis" S.A. Management Board for its 5th tenure.
/Current report no 18/2001/.

Note No 35.
On July 1, 2002, Orbis S.A. and Accor Poland executed an Amending Annex to the Conditional General Franchising Agreement executed on July 26, 2000, relating to the Novotel Warszawa Centrum Hotel in Warsaw, by virtue of which the said hotel, owned by "Orbis" S.A. and so far operating as the Forum hotel in Warsaw, as from July 1, 2002 began its operations

under the Novotel mark. At present, the hotel is undergoing refurbishment works which are planned to be finalized in mid-2004.
/Current report no 21/2002/

Note No 36.
The rating agency Fitch Ratings awarded a domestic long-term rating to Orbis S.A. The Company was rated "A-(pol)" with a stable perspective. Thus, the process of changing the rating awarded by CERA S.A. for a domestic rating by Fitch Ratings has been finalized.

The said rating reflects the leading position of Orbis S.A. at the Polish hotel market, a good credit profile, participation of Accor as a strategic investor in the Company as well as susceptibility of the hotel industry to fluctuations of business trends.

Domestic rating at "A(pol)" level stands for "high credibility as compared to other business operators evaluated in the same country. However, changes in the environment or business conditions might affect the capability to timely perform financial obligations to a greater extent than in the case of financial obligations classified into a higher category."
/Current report no 24/2002/

Note No 37.
On August 23, 2002, "Orbis" S.A. signed an agreement with CA-IB Financial Advisers Ltd., which leads an advisory consortium composed of SGandR Valuation Services Company acting as a branch in London, Great Britain, of HVS International – an American company, BDO Polska Ltd. and Allen and Overy, A. Siemiątkowski LLP. The consortium will advise in carrying out the share purchase transaction in companies Hekon Hotele Ekonomiczne S.A. and Societe d'Exploitation Hotel Ltd. that manage the hotel assets of Accor Poland.
/Current report no 26/2002/

Note No 38.
On September 20, 2002, Orbis S.A. and the Polish oil corporation, Polski Koncern Naftowy ORLEN S.A signed a letter of intent and an agreement concerning purchase by PKN ORLEN S.A. of shares in the company AWSA Holland II BV established under the Dutch law.

The projected transaction involved 165,924 of the Company's shares (i.e. all the shares held by Orbis S.A.), being the sole shareholder of the company operating under the business name AWSA Holland I BV, established under the Dutch law, holding 98.85% of shares in the company operating under the business name Autostrada Wielkopolska S.A. established under the Polish law.

The agreement provided for a prepayment towards the Company's share sale price to Orbis S.A. in the amount of PLN 20,000,000. The purchase price and the remaining terms of the above-mentioned transaction shall be determined by Orbis S.A. and PKN ORLEN S.A. in the course of further negotiations.

On October 24, 2002, the Company signed an Annex to the Agreement executed with PKN Orlen S.A. on September 20, 2002. By virtue of the said Annex, the parties have prolonged, until November 15, 2002, the deadline for conclusion of negations by way of signing the share sale agreement.

In consequence of signing the Annex with PKN Orlen S.A., the validity of the option to demand the repurchase of shares by Kulczyk Holding S.A., exercisable by Orbis S.A., has been prolonged until December 31, 2002.

On November 15, 2002 Orbis S.A. and PKN Orlen S.A. executed a Share Purchase Agreement concerning the sale of shares in a Dutch company operating under the business name AWSA Holland II B.V. to PKN Orlen S.A. and defining the terms of sale of 165,924 shares for a price of PLN 61,400,000. The Share Purchase Agreement the terms and conditions for the execution of the Share Transfer Agreement.

Within the framework of implementing the conditional AWSA II Share Purchase Agreement executed with PKN Orlen S.A. on November 15, 2002 Orbis S.A. executed, on December 10, 2002, a Share Disposal Agreement to PKN Orlen S.A. pertaining to the shares in AWSA Holland II B.V.

As a result of finalizing the transaction, "Orbis" S.A. sold to PKN Orlen S.A. 165,924 shares in AWSA II (9.218% of the initial capital of the company) for a total price of PLN 61,400,000.

Note No 39.
On October 25, 2002,Orbis Transport Sp. z o.o. – a subsidiary of ORBIS S.A. acquired 600 new shares with a nominal value of PLN 500,00 each in the increased initial capital of a limited liability company Capital Parking with a seat in Warsaw at 27 Nowogrodzka street.
The total value of acquired shares amounted to PLN 300,000.00 and was financed by means of a due and not overdue liability towards the company amounting to PLN 300,000.00 for the rent for the leased property located in Warsaw at 27 Nowogrodzka street. The initial capital of capital Parking running its core operations consisting in the management of non-residential real properties and other operations supporting land transport, amounts to – following the increase – PLN 500,000.00 while the share held by Orbis Transport Sp. z o.o. in the initial capital and the total amount of votes at the ordinary general meeting went up to reach 68% following that transaction.

II. Post-balance sheet events

On February 28, 2003, the Management Board of Orbis S.A. acting jointly with six other shareholders of the company PolCard S.A. with its registered address in Warsaw (the Company), the said companies and the Seller in aggregate holding 99.67% of the Company's initial capital, signed an agreement for the sale of their share holdings in the Company. Orbis sold the entire block of shares comprising of 3,000 registered shares having a total nominal value of PLN 300,000 and constituting 9.9% initial capital of PolCard for a price constituting in Polish zlotys an equivalent of US$ 5,940,600.

The buyer is G.I.C. Usługi Finansowe Sp. z o.o. with its registered address in Warsaw, a subsidiary of GTECH Corporation with its registered address in West Greenwich, Delaware, USA. Indirect shareholders of the buyer are also the Innova/98 L.P. and Innova/3 L.P. funds.

The share sale agreement is conditional by nature and shall become binding upon obtaining a consent of the President of the Office for the Protection of Consumers and Competition and upon waiver by the Polish Banks' Association of its pre-emptive rights to purchase the Company's shares.

III. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 117 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of December 31, 2002 were initiated against or by the Company.

1. Amongst the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, plot no 51/1, 51/2 and 51/3, having a total area of 330 m^2, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.

b) Proceedings were carried out before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings. By virtue of the decision of November 15, 2002 the Supreme Administrative Court discontinued the proceedings stating that the complaint filed by ORBIS S.A. became groundless and substantive issues concerning the correctness of the establishment of the perpetual usufruct of land for the benefit of HESA should be considered by the Supreme Administrative Court during the case which is to be examined as result of the annulment, by the Supreme Court, of a ruling given by the SAC rejecting the complaint filed by ORBIS S.A., referred to hereinabove.

c) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected. Having examined on November 7, 2002 the extraordinary appeal against a ruling, the Supreme Court annulled the challenged ruling of the Supreme Administrative Court. The date of the hearing has not been fixed.

d) In a letter dated July 4, 2002, Orbis S.A. applied to the head of the Warsaw-Centrum Commune, Mr. Jan Wieteska, with a request to apply (consider the purposefulness of applying) to the Minister of Internal Affairs and Administration to declare as invalid, on the grounds of Article 156 § 1 point 2, that the decision of the National Property Committee dated February 1, 1994, which upheld in force the decision of he Warsaw Voivod dated August 16, 1993, concerning refusal to declare acquisition, by operation of the law, by the Warsaw-Śródmieście District Commune, of real property with buildings, located in Warsaw, at 13, Krakowskie Przedmieście street, along with declaring the invalidity of the latter decision. So far, no response has been received. Owing to the change in the administrative system of the capital city of Warsaw, on November 19, 2002 a letter was addressed to President of Warsaw, Mr. Lech Kaczyński. So far no response has been received.

e) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on may 11, 2002 and concerning the disclosure of a building representing an object of ownership independent of the plot of land, with a (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the Circuit Court through the intermediation of the District Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the District Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926.

2. Kasprowy Hotel in Zakopane.

The case was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. At present, the case will again be adjudicated by administrative authorities of the first instance. The case filed have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The date of the hearing has not yet been fixed.

3. Kasprowy Hotel in Zakopane.

The case concerning termination of the title to the perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to the perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings.

4. Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m^2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Municipal Office and the Municipal Council applied for its rejection.

5. Grand Hotel in Warsaw.
On March 20, 2000, the successor to the former co-owner of the land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of 23m2), located at 19, Wspólna street, Mrs. Joanna Ostrowska-Bazgier, applied to the Housing and Municipal Development Office to declare invalidity of the administrative decision issued by the President of the City of Warsaw on April 11, 1950, that refused to grant to the former owners the right to temporary ownership of the real property. The application was not reviewed and in a decision dated August 21, 2000, and December 11, 2000, the Housing and Municipal Development Office refused to declare the said decision as invalid. Therefore, on January 16, 2001, Joanna Ostrowska-Bazgier filed a complaint before the Supreme Administrative Court against the decision dated December 11, 2000, passed by the President of the Housing and Municipal Development Office that refused to declare the said decision invalid.

6. Grand Hotel in Warsaw.
The case was initiated by Mr. Romuald Wrzecian to declare invalidity of the decision no PB/3318/50/U/4804/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of 478m2), located at 16, Hoża street. After review of the case, on August 30, 2001, the Housing and Municipal Development Office issued a decision whereby it refused to declare invalidity of the appealed-against decision of June 12, 1950. Therefore, successors of Mr. Romuald Wrzecian filed separate applications for a review of this case by the Office. The President of the Housing and Municipal Development Office issued a decision dated February 14, 2002, whereby it upheld in force the appealed decision of August 30, 2001.

7. Mercure-Unia Hotel in Lublin.
Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m^2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m^2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. The case is

8. Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m^2.

9. Polonez Hotel in Poznań.

Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m^2 and no 7/1 with an area of 930 m^2.

10. Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. Upon request of the Housing and Municipal Development Office, Orbis S.A. has delivered a copy of a decision of the Voivodship Office in Warsaw dated September 30, 1996, concerning acquisition, by operation of law, as from December 5, 1990, by the state-owned company Orbis, of the title to the perpetual usufruct of developed land, owned by the State Treasury, located at Królewska street, having a total area of 6 595 m^2. The president of the Housing and Municipal Development Office, by virtue of a notification dated October 11, 2002 informed that evidence had been collected and prior to the ruling being given the parties may – until October 30, 2002 – get acquainted with the files of the case, supplement the evidence as well as present their opinion in writing on gathered evidence and claims. The case is pending.

11. Hotel Novotel Centrum in Warsaw.

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m^2, mortgage no 5021.

By a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National

Development Office applied for the rejection of the complaint. The date of the hearing has not yet been fixed.

13. Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:
- in Poznań - Novotel Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Warsaw - Management Board's Office, at 16, Bracka street.

14. Action brought against Orbis S.A. by the Association of Polish Film Makers for the payment of remuneration

Since the year 2001 a case has been pending before the District Economic Court in Warsaw against Orbis S.A. initiated by the Association of Polish Film Makers for the payment of remuneration for the use by Orbis S.A. between July 1, 2000, and October 1, 2001, of audiovisual works of art on the exploitation field "public reproducing" in the amount of PLN 2 per one room per month, assuming that the number of rooms equals 10,000. It is a modification of the initial action formulated as a request for payment of remuneration for the period between May 23, 1994 until January 01, 1995 for the use by Orbis S.A. of audiovisual works of art on the exploitation field "simultaneous and integral broadcasting of a program by a radio and television organization" in the amount of PLN 4 per room per month, assuming that the number of rooms equals 10,000.

In the course of a hearing on January 30, 2003 the Court obligated Orbis to present the statement of subscription fees for television sets in the Orbis network and the Company's issuing prospectus. The date of the next hearing has been fixed for March 17, 2003.

15. Lawsuit against Orbis S.A. brought by Prenad International AB and Prenad Sp. z o.o.

Prenad International AB, a company operating under the Dutch law and Prenad Sp. z o.o., a company operating under the Polish law, filed a lawsuit against Orbis S.A. before the Arbitration Center in Vienna. The company Prenad executed works related to modernization of the air-conditioning in the Forum Hotel. Claims relate to works which have been carried out but not have been invoiced, default interest for a prepayment and other delays in payments as well as a demand to remedy the damages allegedly incurred by Prenad due to delays in execution of works arising out of the agreement. The total value of the claims demanded by the plaintiffs amounts to:

- SEK 12,936,045 (equivalent to PLN 5,785 thousand converted at the rate of exchange of Bank Handlowy applied to value the receivables as of the balance sheet date) plus VAT tax and interest at a rate of 1.45% p.a.,
- PLN 2,621,266 plus VAT and interest according to the statutory interest rate,
- PLN 816,645.

ORBIS
GRUPA HOTELOWA

Commentary of Management Board

Table of contents:

Introduction

This report relates to the activities of Orbis S.A. during the period from January until December 2002. The report was prepared taking into account the guidelines of the Supervisory Board concerning quarterly reports and requirements concerning annual reports.

The individual chapters of this report relate to the major areas of the Company's operations. The main subject areas outlined in this report include: the characteristics of the Company, description of the overall macroeconomic situation affecting the Company's performance, description of competition, outline of marketing actions and promotions as well as efforts aimed at improving the quality of service, detailed presentation of economic results as well as sources of financing the Company's activities, information concerning investment outlays along with the description of the main tasks, characteristics of Orbis participation in other corporate organizations, as well as a commentary concerning individual hotels joining the Accor brands pursuant to the franchise agreement. The remaining subjects briefly outlined in the report concern insurance and transactions in real property.

1. Description of the Company Orbis S.A.

1.1 Organizational Structure

As of December 31, 2002, Orbis S.A. had 55 hotel branches located all over the territory of Poland.

The list of the Company's branches:

1. Orbis S.A. Magura Hotel Branch in Bielsko-Biała,
2. Orbis S.A. Halny Hotel Branch in Cieszyn,
3. Orbis S.A. Tranzyt Branch in Częstochowa,
4. Orbis S.A. Mercure-Patria Hotel Branch in Częstochowa,
5. Orbis S.A. Mercure-Hevelius Hotel Branch in Gdańsk,
6. Orbis S.A. Novotel Marina Branch in Gdańsk,
7. Orbis S.A. Novotel Centrum Branch in Gdańsk,
8. Orbis S.A. Posejdon Hotel Branch in Gdańsk,
9. Orbis S.A. Gdynia Hotel Branch in Gdynia,
10. Orbis S.A. Mercure Hotel Branch in Jelenia Góra,
11. Orbis S.A. Prosna Hotel Branch in Kalisz,
12. Orbis S.A. Skalny Hotel Branch in Karpacz,
13. Orbis S.A. Silesia Hotel Branch in Katowice,
14. Orbis S.A. Novotel Rondo Branch in Katowice,
15. Orbis S.A. Solny Hotel Branch in Kołobrzeg,
16. Orbis S.A. Novotel Bronowice Branch in Kraków,
17. Orbis S.A. Cracovia Hotel Branch in Kraków,

18. Orbis S.A. Sofitel Hotel Branch in Kraków,
19. Orbis S.A. Francuski Hotel Branch in Kraków,
20. Orbis S.A. Wanda Hotel Branch in Kraków,
21. Orbis S.A. Unia-Mercure Hotel Branch in Lublin,
22. Orbis S.A. Grand Hotel Branch in Łódź,
23. Orbis S.A. Mrongovia Hotel Branch in Mrągowo,
24. Orbis S.A. Beskid Hotel Branch in Nowy Sącz,
25. Orbis S.A. Novotel Branch in Olsztyn,
26. Orbis S.A. Mercure Hotel Branch in Opole,
27. Orbis S.A. Petropol Hotel Branch in Płock,
28. Orbis S.A. Merkure Hotel Branch in Poznań,
29. Orbis S.A. Novotel Malta Branch in Poznań,
30. Orbis S.A. Polonez Hotel Branch in Poznań,
31. Orbis S.A. Novotel Centrum Branch in Poznań,
32. Orbis S.A. Grand Hotel Branch in Sopot,
33. Orbis S.A. Aria Hotel Branch in Sosnowiec,
34. Orbis S.A. Arkona Hotel Branch in Szczecin,
35. Orbis S.A. Neptun Hotel Branch in Szczecin,
36. Orbis S.A. Reda Hotel Branch in Szczecin,
37. Orbis S.A. Helios Hotel Branch in Toruń,
38. Orbis S.A. Kosmos Hotel Branch in Toruń,
39. Orbis S.A. Novotel Centrum Branch in Warsaw,
40. Orbis S.A. Grand Hotel Branch in Warsaw,
41. Orbis S.A. Holiday Inn Hotel Branch in Warsaw,
42. Orbis S.A. Novotel Airport-Okęcie Branch in Warsaw,
43. Orbis S.A. Solec Hotel Branch in Warsaw,
44. Orbis S.A. Vera Hotel Branch in Warsaw,
45. Orbis S.A. Victoria Hotel Branch in Warsaw
46. Orbis S.A. Europejski Hotel Branch in Warsaw,
47. Orbis S.A. Novotel Branch in Wrocław,
48. Orbis S.A Motel Branch in Wrocław,
49. Orbis S.A. Mercure-Panorama Hotel Branch in Wrocław,
50. Orbis S.A. Wrocław Hotel Branch in Wrocław
51. Orbis S.A. Monopol Hotel Branch in Wrocław,
52. Orbis S.A. Kasprowy Hotel Branch in Zakopane,
53. Orbis S.A. Giewont Hotel Branch in Zakopane,
54. Orbis S.A. Polan Hotel Branch in Zielona Góra,
55. Orbis S.A. Zamojski Hotel Branch in Zamość.

1.2. Changes in the Organizational Structure

By virtue of Resolution No. 18 of June 11, 2002, the Management Board put Orbis S.A. Sofitel Branch in Cracow into liquidation. Due the need to refurbish and rebuild Sofitel in Cracow, the hotel was closed down on November 19, 2002, (Current report No.16). On August 1, 2002, an Agreement was executed with trade unions concerning the rules of procedure in matters involving employees that are intended to be laid off. The liquidation of the Branch was effected in accordance with the adopted Schedule and the above-mentioned Agreement dated August 1, 2002. On December 17, 2002, the Management Board passed a Resolution on liquidation of Orbis S.A. Sofitel Branch in Cracow on December 31, 2002.

1.3. Core Business of Orbis S.A.

The scope of the Company's business operations includes:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing congresses, conventions, symposia, conferences, exhibitions and other special events along with accompanying events,
- provision of hotel lodging and food&beverage services as well as provision of ancillary services,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport,
- provision of transport services, including lease of transport vehicles, organization of transportation by own means of transport,
- provision of transport vehicle repair services,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- foreign trade operations, in particular in the areas related to the Company's core business,
- sale of domestic and foreign products and goods,
- provision of services and conducting business operations in the area of training, investment and information technology,
- provision of banking services within the limits of a license,
- organization and running of gambling games and lotteries,
- provision of insurance services within the limits of licenses and authorizations,
- provision of customs agency services within the limits of a license,
- lease of non-residential premises,
- management of foreign hotels within the framework of Orbis' management systems.

1.4. Membership in Social Organizations, Foundations and Associations

In the year 2002, Orbis S.A. was a member or supporting member of the following organizations:

- Polish Academic and Business Forum,
- Association of Polish Accountants,
- 500 Club Foundation,
- Association of Managers,
- Management Accounting Institute,
- Foundation for the Development of Capital Market Standards,
- International Hotels and Restaurants Association /IHRA/,
- Foundation Poland's Promotion – Institute of Polish Brand,
- Foundation for the Accounting Development in Poland,
- The Conference Board Europe,
- Business Centre Club – Employers Association.

1.5. The Company's Shareholding Structure

The share capital of the Company amounts to PLN 92,154,016 and is divided into 46 077 008 common bearer shares of "A, "B and "C series having a nominal value of PLN 2.00 each. All the shares in Orbis S.A. are listed at the Warsaw Stock Exchange.

According to information passed to the Company on the basis of Article 147 section 1 of the Act of August 21, 1997, on Public Trading in Securities, the list of Orbis S.A. shareholders as of December 31, 2002, was as follows:

Table 1 Orbis shareholders structure

Shareholders	% of shares
Accor S.A.	27.1702%
Deutsche Bank AG	12.42%
Commercial Union OFE BPH CU WBK	5.08%
GTC S.A.	5.00%
J.P. Morgan Fleming Asset Management (UK) Limited	5.00%
State Treasury	4.07%
Other shareholders at the stock exchange	42.598%

1.6 General Assemblies of Orbis S.A. Shareholders

In 2002, two General Assemblies of Orbis S.A. Shareholders were held:

1. On January 25, 2002, the Extraordinary General Assembly of Shareholders convened for the purposes of filling-in the vacancy in the Supervisory Board in connection with resignation submitted by one of the Supervisory Board members.

2. On June 26, 2002, the Ordinary General Assembly of Shareholders with the following items on the agenda:

   - examination and approval of the Supervisory Board report on the results of its review of financial statements for the financial year ended December 31, 2001, and the Management Board's report as well as the Management Board's motion concerning the division of profits for the year 2001 and allocation of the reserve capital to finance past year's losses reported in the balance sheet prepared as of December 31, 2001,
   - examination and approval of the report of the Management Board on the activities of Orbis S.A. for the period from January 1, 2001, and December 31, 2001,
   - examination and approval of financial statements of Orbis S.A. for the period from January 1, 2001 to December 31, 2001,
   - division of net profit generated in the financial year ended December 31, 2001,
   - financing the loss from previous years from the Company's reserve capital,
   - granting a vote of discharge to members of the Management Board is respect of performance of their duties as members of the Management Board in the financial year ended December 31, 2001,
   - granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Supervisory Board in the financial year ended December 31, 2001,
   - approval of the annual consolidated financial statements of the Orbis Group prepared as of December 31, 2001,
   - granting consent for the transfer of the ownership title to a real property located in London, Cumbrian Gardens 67 NW2 1 ED, along with furnishings,
   - granting consent for the transfer of the title to perpetual usufruct of a plot of land with buildings, owned by Orbis S.A., situated in Zielona Góra at 9a Staszica street,
   - granting consent for the transfer of the title to perpetual usufruct of a plot of land, owned by Orbis S.A., situated in Zielona Góra at Stanisława Wyspiańskiego street,
   - granting consent for the transfer of the title to perpetual usufruct of land and the ownership title to buildings located in Poznań at 12 Św. Wincentego street,
   - granting consent for the acquisition of the title to perpetual usufruct of a plots of land, situated in Poznań at 36 Niepodległości Avenue,
   - granting consent for the transfer to the company "ZASADA" S.A. of the title to perpetual usufruct of land constituting part of a plot located in Sosnowiec at 5, Kresowa street, without recourse to tender procedure,

- entrusting the Supervisory Board of Orbis S.A. with the power to determine the value of separate remuneration for members of the Supervisory Board delegated to perform permanent individual supervisory functions,
- approval for implementation of Annex No. 1 to the Social Pact of July 11, 2000 executed by between: Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand and national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of Orbis Employees with its seat in Gdańsk and the Board of Federation of Trade Union of Orbis Employees with its seat in Poznań, on the other hand.

1.7. The Company's Supervisory Board

During the V term of office of the Supervisory Board, the composition of the Board was as follows:

- Eli Alroy,
- Wojciech Ciesielski,
- Sabina Czepielinda,
- Wanda Dutkowska,
- Michael Harvey,
- David Netser (Vice-Chairman),
- Janusz Rożdżyński,
- Andrzej Saja,
- Jean Philippe Savoye (Chairman),
- David Vely.

Mr. David Netser was appointed as member of the Supervisory Board on January 25, 2002. Between December 12, 2001, and January 25, 2002, the composition of the Supervisory Board was incomplete in connection with Mr. Stephane Michelangeli's resignation from the function of a member of the Supervisory Board of Orbis S.A.

1.8. Information on the Activities of the Management Board

The Management Board acts in accordance with the procedures defined in § 13 section 3 of the Orbis S.A. Statutes and in the Management Board's Rules approved by the Supervisory Board.

As at the date of the General Assembly of Orbis S.A. convened to approve the financial statements for the last full year in which members of the Management Board served their functions, i.e. on June 26, 2001, members of the Management Board whose terms of office expired included:

Maciej Olaf Grelowski	- President of the Management Board,
Krzysztof Andrzej Gerula	- Vice-President of the Management Board,
Andrzej Bobola Szułdrzyński	- Vice-President of the Management Board,

Ireneusz Andrzej Węgłowski - Vice-President of the Management Board,

Lidia Mieleszko - Member of the Management Board,

Yannik Rouvrais - Member of the Management Board.

By virtue of Resolutions No. 25/V/2002, 26/V/2002 and 29/V/2002 the Supervisory Board appointed, on June 26, 2002, the following persons to serve as members of the Management Board of the subsequent V term of office:

Maciej Olaf Grelowski - as President of the Orbis S.A. Management Board for its V term of office,

Krzysztof Andrzej Gerula - as Vice-President of the Management Board,

Andrzej Bobola Szułdrzyński - as Vice-President of the Management Board,

Ireneusz Andrzej Węgłowski - as Vice-President of the Management Board,

Yannik Rouvrais - as Member of the Management Board,

Laurent Picheral - as Member of the Management Board.

Maciej Grelowski - President and Chief Executive Officer

Coordinates actions related management over Orbis S.A., manages the activities of the Management Board, chairs the meetings of the Management Board, stimulates and harmonizes the processes occurring in the course of the Company's operations and in contacts with the trade unions as well as matters related to the training and upgrading the qualifications of the personnel. As of December 31, 2002, the President held 4,563 shares in Orbis S.A.

Krzysztof Gerula - Vice-President of the Management Board, Director of Marketing and Investor Relations

Manages matters related to the formation and implementation of the Company's marketing policy related to product creation, price policy, sales system and promotional activities as well as to implementation of the policy of relations between the Company and key investors, owner's supervision over shares or equity participation in share capital held by Orbis S.A., and supervision over the implementation of commercial policy defined by the Management Board by Orbis S.A. representative offices abroad. As of December 31, 2002, the Vice-President held 2,607 shares in Orbis S.A., 182 shares in PBP Orbis and 73 shares in Orbis Transport.

Andrzej Szułdrzyński - Vice-President of the Management Board, Financial Director

Manages matters related to the shaping of the financial system of the company and the terms of the remuneration policy, financial internal controls, planning and economic research system, implementation of the economic and financial policy of the Company as well as the reorganization of both the structure and property of Orbis S.A. As of December 31, 2002, the Vice-President held 513 shares in Orbis S.A., 327 shares in PBP Orbis and 200 shares in Orbis Transport.

Ireneusz Węgłowski - Vice-President of the Management Board, Development Director

Manages matters related to the formation of the Company's development strategy through search for attractive investment opportunities, connected to the development of the hotel network, development of IT in the Company and supervision over the functioning of the IT network, forming of the hotel repair and modernization policy as well as supervision over its implementation, research of trends and developments in the hotel industry. As of December 31, 2002, the Vice-President held 3,000 shares in Orbis S.A.

Yannick Rouvrais - Member of the Management Board responsible for the Company's Operating Affairs

Manages matters related to the standards and quality of services rendered by the Company as well as operating analyses concerning efficiency of hotel operations. Mr. Rouvrais does not hold any shares in Orbis S.A. or in other companies of the Orbis Group.

Laurent Picheral – Member of the Management Board

deals with matters related to internal audit and the implementation of „Focus" control and supervision procedures in Orbis S.A.; does not hold shares of the Company or companies forming the Group.

1.9. Activities of the Management Board in 2002

Between January 1, 2002 and December 31, 2002 the Management Board held 30 meetings and passed 33 resolutions. The most significant decisions taken by the Management Board affecting the Company's operations as well as economic and financial standing that should be enumerated relate to:

1. elaboration and implementation of the „Focus" control and audit procedures forming part of the system of hotel's internal control and constituting a management tool;
2. implementation of a new system of periodic assessment of Directors of Hotel Branches particularly stressing the aspects of efficiency and competence;
3. further unification of standards and procedures in Orbis S.A. hotels (new standards have been adopted for the common areas and living areas in Orbis 3-star and 2-star brands; VIP guests service);
4. introduction of principles of risk management policy with respect to foreign exchange and interest rates;
5. changes in the economic and financial system leading, first and foremost, to the strengthening of labor cost control and determining the level of remuneration in correlation with operating results generated by hotel branches;
6. continuation of implementation of employment restructuring and optimization processes;
7. standardization of remuneration systems and of the scope of employee's benefits in the Company;

8. implementation of hotel modernization program of hotels included in the Company's investment plan;
9. development of the Orbis corporate teleinformation network – WAN (the network was rendered operational on September 30, 2002);
10. commercial policy taking into the account the requirements imposed by Accor for Novotel, Mercure and Sofitel brands and unification of principles of fixing prices and determining sales conditions by remaining Orbis S.A. hotels;
11. continuation of the renegotiation process of the Social Pact related to guarantees for Orbis S.A. employees for the purposes of improving and accelerating the restructuring process;
12. elaboration, examination and approval of draft economic and financial as well as investment plans for the year 2002.

1.10 Investor Relations

In 2002, which was difficult for Polish enterprises and stock exchange investments, the shares of Orbis S.A. attracted substantial interest on the part of individual and institutional investors – investment funds, brokerage firms, pension funds, insurance companies from Poland and abroad. For the first time since it was listed, the Company paid out a dividend of PLN 0.4 per share to its shareholders, thus allocating approx. PLN 18.4 million for that purpose. Such an unprecedented division of profit was welcomed with satisfaction by shareholders and analysts, especially in the conditions of deteriorated financial results.

In 2002, information policy towards shareholders was based on the schedule of announcing non-consolidated and consolidated periodic reports as well as current reports and an active dialogue with investors and analysts. Company representatives took part in investors' conferences held in Poland and abroad, road shows organized by the Stock Exchange in Warsaw and by investment banks. Current information activities, in compliance with the needs of the interested parties, were conducted through meetings with individual investors or telephone calls. Reports published by the Company and sent to the Securities and Exchanges' Commission in Warsaw are available on the Company's WWW sites and all interested in receive them by electronic mail.

Company shares are listed on the Warsaw stock-exchange with its quotations being incorporated in the WIG 20 index. Also, a sponsored GDR program is run on the London Stock Exchange.

2. Market Trends and Conditions

2.1. Macroeconomic Environment

The performance of Orbis hotels during the period January-December 2002 has been the upshot of the **weaker GDP growth** in Poland. According to the initial estimates of the Main Statistical Office (GUS), GDP (expressed in the fixed prices from the previous year) grew by 1.3%, as compared with 2001.

The consumer goods and services price increase index in 2002 grew by 1.9% as compared to the past year (in 2001 it grew respectively by 5.5%). According to the National Bank of Poland, in December 2002 the rate of Euro was by 11.3% higher than in December 2001. During the same period, the rate of USD dropped by 2.6%.

The gradual improvement in the economy's dynamics, after its considerable weakening in the last year was observed during 2002. After a slight decline in the first 6 months of the past year, the sold output was in the next 6 months higher than a year ago and in the fourth quarter the rate of its growth sped up as compared to the fourth quarter. As a result, in 2002 the volume of industrial output grew by 1.5% as compared to the past year, while a decline in the construction and assembly industry throughout the year was close to that noted respectively in 2001 (i.e., approx. 10%).

During the three quarters of 2002 the analysed companies achieved slightly better financial results than the very low figures they reached last year. A decline in corporate outlays for investment purposes continued, particularly with respect to buildings and constructions. A decline in the average employment level in the enterprises sector was in 2002 bigger than last year; however, it tended to slightly decrease with each subsequent quarter.

As regards the factors hampering the current operations of companies, the severity of insufficient domestic and foreign demand has decreased throughout the year; however, the drawbacks of competitive import, unclear and mutually inconsistent provisions of law, and – to a slightly less extent – high budget charges have become more onerous.

The above-mentioned estimates of the Main Statistical Office (GUS), providing for the growth of GDP in the fourth quarter of 2002 and throughout 2002 by, respectively, 2.0% and 1.3%, were to some extent reflected by the performance results of Orbis S.A. After the fourth quarter of 2002 Orbis S.A. hotels noted lower dynamics of the decline in the occupancy rate and the Average Daily Rate and, consequently, in the revenue per available room, as compared to the three quarters of 2002.

During the year, the Average Daily Rate applied by Orbis S.A. hotels was positively influenced by the temporarily high Euro/PLN exchange rate, which, particularly in the fourth quarter and partially in the second and the fourth quarter of 2002 allowed Orbis S.A. hotels to generate higher revenues on sales in the segment of the foreign incoming traffic.

2.2. Orbis S.A. Share Listings

During the period of January-December of 2002, the Orbis share price ranged from PLN 16.60 to PLN 24.90. The spread between the highest and the lowest price equalled PLN 8.30, that is 50.0% of the lowest quotation. At the beginning of the first quarter (until the end of January), the share prices were clearly following an upward trend. During that time, the share price grew from the level of PLN 17.95 to PLN 24.50. Next, a downward adjustment to the level of PLN 21.50 (on February 7, 2002) was followed by a slight upward jump (to PLN 22.70, on February 13, 2002), and again a downward price move which sustained till the end of February.

Graph 1 Orbis S.A. and WIG-20 index quotations during the period January–December 2002


Orbis S.A.
WIG-20
25,0
24,0
23,0
22,0
21,0
20,0
19,0
18,0
17,0
16,0
1 600
1 550
1 500
1 450
1 400
1 350
1 300
1 250
1 200
1 150
1 100
1 050
1 000

During the period of March – April, the share price began to rise again to reach the level of PLN 24.70 on April 29, 2002. Subsequent sessions brought about a rapid decline of the share prices (with local corrections) which prevailed until the beginning of July. Two price rises have been reported in the fourth quarter, the first up to the level of PLN 18.90 (on July 29, 2002) and the second up to the level of PLN 19.10 (on August 21, 2002). Between these ups, the share price went down (to a local low of PLN 17.20 on August 6, 2002). The second share price rise has been followed by a downward trend with minor corrections occurring until the end of September. In the beginning of the fourth quarter, the share price rose to the level of PLN 18.30 (September 23, 2002). After that, a downward trend appeared and sustained by mid October. Local ups of PLN 18.60 on October 28, 2002, and of PLN 18.30 on November 11, 2002, were reported. A downward price move sustained till November 20, 2002 (with a correction on November 14, 2002) and was followed by share price rises. From December 12, 2002, the share price sustained a downward trend by the end of the period under analysis, resulting in the price of PLN 16.90 on December 31, 2002, which amounted to 67.9% of the highest quotation reached during the period under analysis. In 2002, the average turnover of Orbis stocks equalled 43 234 shares.

The chart depicting the performance of the WIG-20 index and of the Orbis S.A. share price clearly shows that throughout the four quarters of 2002, these two have been positively co-related. A rise in the WIG-20 index was accompanied by a rise of the Company's share quotations, while the decline of the index brought about a decline in the Company's price listings. A negative co-relation became visible only during the period from February 28, 2002, to March 8, 2002, when a negative correlation was recorded, i.e. the index was on the rise while the share price was falling. The local "ups" of both the WIG-20 index and the Orbis share listings occurred on January 17, 2002 (when the WIG-20 index reached the level of 1 431.12 points and the Company's share price matched its performance and rose to a price (local maximum) of PLN 24.00), on January 31, 2002 (share price of PLN 24.50 and WIG-20 at the level of 1 445.23 points), February 13, 2002 (share price of PLN 22.70 and WIG-20 at 1 385.44 points), May 17, 2002 (share price of PLN 23.10 and WIG-20 at the level of 1 385.85 points), June 3, 2002 (share price of PLN 22.70 and WIG-20 at the level of 1 393.12 points), July 9, 2002 (share price of PLN 18.05 and WIG-20 at the level of 1 217,45 points), September 25, 2002 (share price of PLN 18.05 and WIG-20 at 1 074.25 points), and October 31, 2002 (share price of PLN 18.45 and WIG-20 at 1 173.39 points).

Downfalls of both these categories occurring simultaneously became evident, for instance, on January 21, 2002, when the Orbis share price of PLN 22.60 corresponded to the low level of the WIG-20 index at 1,401.13 points; on January 30, 2002, (respectively, index down to the level of 1,413.96 points and the price at PLN 23.60); on March 19, 2002 (share price at PLN 20.80 and WIG-20 index at the level of 1 324.46 points); on May 6, 2002 (share price at PLN 22.30 and WIG-20 index at the level of 1 305.05 points); on June 20, 2002 (respectively, PLN 20.40 and the index at 1 290,13 points); on July 25, 2002 (the price of PLN 17.70 and WIG-20 index of 1 042.02 points); on September 13, 2002 (the price of PLN 17.85 and WIG-20 index of 1 068.34 points); on November 15, 2002 (the price of PLN 17.50 and WIG-20 index of 1 142,02 points); and on December 20, 2002 (respectively, PLN 17.10 and 1 153,13 points).

Table 2 Orbis S.A. and comparable hotel chains' share price quotations

Company	Share price as of Dec 19, 2002	52 – weeks (price)	
		highest	highest
Jarvis Hotels (£)	106.00	124.50	85.50
De Vere Hotels plc (£)	268.00	385.00	257.00
Queens Moat Houses plc (£)	15.50	17.30	7.30
Thistle Hotels plc (£)	110.00	151.00	109.50
Orbis S.A. (pln)	17.25	24.90	16.60

Company	Ratio of the price on Dec 19, 2002 to the highest price	Ratio of the price on Dec 19, 2002 to the lowest price
Jarvis Hotels (£)	85.1%	124.0%
De Vere Hotels plc (£)	69.6%	104.3%
Queens Moat Houses plc (£)	89.6%	212.3%
Thistle Hotels plc (£)	72.8%	100.5%
Orbis S.A. (pln)	69.3%	103.9%

The figures presented in the above table indicate that, taking the date of December 19, 2002, and the preceding 52-week period as reference points, the prices of hotel companies Queens Moat Houses plc and Jarvis Hotels fluctuated closest to the highest price levels reached during the period in question – at respectively 89.6% and 85.1%

of the highest price. Hotel chains quoted close to their lowest price level included Thistle Hotels plc (100.5% of the lowest price) and Orbis (103.9% of the lowest price).

The exchange stock quotations of hotel companies world-wide reflect the state of the economy in particular regions. The fourth quarter of 2002 witnessed continued weak situation in the hotel sector on the domestic market as well as on foreign markets. The weakening of tourist traffic, resulting to a considerable extent from the fear of terrorist attacks, coupled with the appearance of new competitors and the lack of distinct signs of overcoming the global recession, brought about the stagnation or worsening of the performance of hotel chains. According to market analysts, the year 2003 (its last six months in particular) may bring better business results in the hotel services' sector.

2.3. Competition: Demand for and Supply of Hotel Services

The performance of the hotel market in Poland in 2002 continues the downward trend which began as early as in the second half of 2000. During the period January-November 2002, the number of outgoing trips fell by 13.7%. The market noted an increase in the outgoing traffic on the eastern border and a considerable decrease on the Slovenian and German borders. During the period January-November 2002, the number of incoming foreigner trips was 46.9 million, which meant a decline by 18.2% as compared with the corresponding period of 2001. It should be noted that the declines in the number of incoming trips were lower in the second half of 2002 than in the first half. According to the estimates of the Institute of Tourism, the number of incoming tourist trips fell by a few per cent, i.e. it declined less that the total number of incoming foreigner trips.

Despite the sustaining tendency of declining number of foreign tourist incoming trips to Poland in 2002, an increase was noted in the supply of hotel rooms on the main business and tourist markets, such as Warsaw (876 new rooms[1]), Cracov (642 new rooms), Wrocław (334 new rooms), Trójmiasto (i.e., Gdańsk, Gdynia & Sopot) (226 new rooms), Szczecin (220 new rooms).

As of the end of 2002 in **Warsaw**, which represents the most important local market of Orbis S.A., the share of the hotel base of Orbis S.A. was 41%, in terms of rooms available in comparable hotels, i.e. it declined by 4 percentage points as compared to 2001. In 2002, Orbis S.A. had in Warsaw the average annual number of 2 426 rooms (excluding rooms under refurbishment process), whereas its competitors had 3 535 rooms. At the same time, this market is exposed to the most aggressive competition. Like in the previous years, major competitors include such world-wide hotel chains as Marriott (523 rooms), Bristol (205 rooms) and Sheraton (350 rooms), as well as other 14 hotels, including Hotel Jan III Sobieski (413 rooms), the Gromada hotels (in aggregate 514 rooms) and the former Warsaw Hotels Syrena, which presently belong to the Austrian company, Bau Holding AG. The year 2002 saw another two facilities, i.e., Hyatt Regency Warsaw (250 rooms) and Radisson SAS (311 rooms) join the group of main competitors.

[1] Included primary Orbis competition.

By the end of 2004 competitive hotels shall add to the Warsaw market approx. 3 577 new rooms (1 707 in 2003 and 1 870 in 2004) which will have serious influence on future hotel results.

In 2002, many new hotels appeared in **Cracov**, ensuing in a further decline of the share of Orbis S.A. hotels in this market. As compared with 2001, said share decreased by 10% to 38%. In 2002, the following hotels competitive to Orbis began operation:

- direct competition: Novotel Centrum (198 rooms) and Ibis Centrum (176 rooms);
- secondary competition: (System -166 rooms, Kontrast - 32 rooms, Astoria - 33 rooms, Senacki - 20 rooms, Jan – 17 rooms).

In addition, further nine hotels of the total number of rooms equalling 1 020, are to be rendered operational this year.

As regards the **Wrocław market**, in 2002 the number of modern hotels offering high quality services increased by three hotels: a Campanile hotel (112 rooms), Radisson SAS hotel (162 rooms), and the Dom Jana Pawła II Hotel (60 rooms). As a consequence, in 2002 the market share of Orbis S.A. hotels, in terms of the number of rooms, was 38 %, i.e., dropped by 8% as compared to 2001.

At present, our major competitors include: Park Plaza (178 rooms), Maria Magdalena - Qubus (83 rooms), Prima Hotel – Best Western (79 rooms), and two four-star hotels released for use in 2001: a Holiday Inn hotel (168 rooms) and Dorint Hotel (206 rooms).

In 2002, the share of Orbis S.A. hotels in the **Trójmiasto** market in terms of the number of rooms was 64%, i.e., it was lower than in 2001 by 7 percentage points. At present, the major local competitors of Orbis S.A. are the following five hotels: a Holiday Inn hotel in Gdańsk (143 rooms), Nadmorski in Gdynia (101 rooms), Hanza in Gdańsk (60 rooms), Rezydent (65 rooms) with an interesting architectural design and stylish fit-out, located near the Sopot Railway Station, and Zhong Hua in Sopot (46 rooms). In 2002, a new smart four-star hotel was opened, namely the Haffner Hotel, with 106 rooms, located at Haffner Street in Sopot. In addition, in 2002 three smaller luxury hotels which may become significant competitors in the future were opened. They include: Lival Hotel (35 rooms) located at Młodzieży Polskiej Street in Gdańsk, Neptun Hotel (21 rooms) located in Gdynia 800 metres from the Gdynia Hotel, and Sopot hotel in Sopot (64 rooms) located 100 metres from the sea.

In 2002, the share of Orbis S.A. hotels in the **Poznań** market was 60%, i.e., it improved by 3 percentage points as compared to 2001. This increase of Orbis S.A. fair share was due to the modernisation of rooms in the Novotel Centrum and the Mercure Hotel. The major local competitors of Orbis S.A. are the hotels in operation for a few years, such as: Park (100 rooms), Vivaldi (52 rooms), Ikar (105 rooms), Best Western (58 rooms; former Trawiński Hotel), Rzymski (87 rooms) and an Ibis hotel, opened in 2000 (146 rooms). In 2002 the direct competitors were joined by the 500 Hotel (170 rooms) located in Tarnowo Podgórne, 20 km from Poznań by the Berlin route, which was opened in 2001. In the next few years 720 new rooms are supposed to be add.

In 2002, the share of Orbis S.A. hotels in the **Katowice** market was 71%, i.e., it was lower than in 2001 by 5 percentage points. At present, the major local competitors of

Orbis S.A. are the following three hotels: a Diament Hotel (43 rooms), Campanile (77 rooms) and an Ibis Hotel (116 rooms), which was opened in Zabrze in 2001. The Katowice Hotel, which in 2001 fared as the primary competition, in 2002 was classified as the secondary competitor due to lower standard of its services. In 2002 no significant changes were noted in the hotel rooms supply on the Katowice market. In June 2003, a Holiday Inn hotel (150 rooms) is scheduled to be rendered operational.

In 2002, the share of Orbis S.A. hotels in the **Szczecin** market was 36%, i.e., it was lower than in 2001 by 1 percentage point. At present, the major local competitors of Orbis S.A. include: a Radisson SAS Hotel (369 rooms), Panorama (135 rooms) and a Campanile Hotel (85 rooms), which was opened in July 2001. In March 2002, an Ibis hotel (103 rooms) and Novotel hotel (117 rooms) were opened. In the incoming years, another hotel is to be constructed, at Chrobrego Street.

3. Marketing and Promotion of the Company

Economic growth achieved in Poland 2002 insufficient for Orbis S.A. hotels to be able to observe a growth in the number of rooms sold. In terms of hotel base expansion, the hotel industry in Poland belongs to one of the most developing branches of the Polish economy. Faced with finalized Poland's accession negotiations with the European Union, the investment process in the hotel industry is being continued. Every few months new hotels open up in various towns and – in order to attract clients under conditions of substantial lack of balance between supply and demand for hotel services, these hotels pursue an increasingly aggressive price policy. This is the reason for the decline in the average daily rate in Orbis S.A. hotel network in 2002 although a periodically high exchange rate of EUR/PLN constituted a factor exerting an advantageous impact on the average rate realized by Orbis S.A. hotels.

In the conditions of highly competitive environment, majority of Orbis hotels decided to bring down the rack rates charged in the year 2002 with a view to a better adaptation to local conditions and to increase the number of rooms sold. This tendency will be also prevailed in 2003.

3.1. Commercial Policy

Guidelines of Orbis S.A. commercial policy specified in Resolution No 24 of September 26, 2001, were brought in line with the common requirements of Accor brands. Rate system based on uniform principles and an expanded net rate table was in effect in all Orbis S.A. hotels, irrespective of whether they belonged to Accor brands or not:

- by way of adopting the Accor model, a separate rate system was introduced for the tourist and business markets – in both cases the system is based on differentiated rate levels correlated with the volume of partner's turnover;
- for tourist traffic the commercial year, which in case of business traffic corresponds to the calendar year, runs from April 1, 2002 to March 31, 2003;
- a uniform Corporate rate system was introduced in the Accor booking system, and thus in the Global Distribution System (GDS);

- EURO remained the main currency in which hotel rates are published, save for hotels of Sofitel and Holiday Inn brands - USD;
- room rate includes overnight accommodation, breakfast and VAT, for Sofitel and Holiday Inn the breakfast rate is published separately;
- commission fees for travel agencies in retail sales was brought down and ranges from 8% to 10%.

The fixing of hotel rates for 2002 by individual hotels was for the first time subjected to market coordination which translated into a practical implementation of the common „market place policy". Coordinators appointed for the five main markets of Warsaw, Cracow, Wrocław, Poznań and Gdańsk-Gdynia-Sopot exercise supervision over the cooperation between Orbis S.A. hotels. Coordination related to applied rates and the servicing of tourist and business traffic extends also to cover hotels of Accor Polska. These activities have as their objective to avoid mutual competition and therefore to prevent the decline in average rates in Orbis S.A. and Accor Polska hotels.

Further restructuring of hotel rate system, taking account of conclusions from the review of results generated in 2002, was incorporated into rate policy assumptions for the year 2003. Introduced changes related to the fixing of 2003 rates included:

- rate currency: majority of Orbis S.A. hotels adopted PLN as the main currency in which rack rates and other rate categories for business segment are fixed. This is connected with the fact that the business traffic consists predominantly in companies operating on the Polish market. As regards the tourist segment, in which foreign incoming tourism is of decisive importance, rates expressed in EURO have been maintained.

  Only 8 hotels decided to continue to fix Rack Rates and other business rates in EURO. These hotels include: Novotel Bronowice and Francuski in Cracow, Mercure in Poznań and Europejski, Novotel Airport, Novotel Centrum, Sofitel Victoria and Holiday Inn in Warsaw.
- limiting the diversification of rate table for individual hotels by way of reducing basic Rack Rates and simultaneous withdrawal from the establishment of an excessive number of levels of group, individual and corporate rates, in extreme cases leaving only one rate per category and slight decrease in relation to Rack Rates.

In 2002, out of 55 hotel units belonging to Orbis S.A. with a total number of rooms offered for sale amounting 10,070, 19 hotels (33%) with 43% of all rooms functioned under the Accor brand, of which:

- Novotel brand: 10 hotels with 25.4% of the total number of hotel rooms,
- Mercure brand: 7 hotels with 11.5% hotel rooms,
- Sofitel brand: 2 hotels with 6.1% hotel rooms.

The biggest of Novotels – Warszawa Centrum (formerly Forum) was incorporated into Accor network as of July 1, 2002, while Sofitel in Cracow was in November 2002 rendered non-operational.

These changes, as well as modernization works in remaining hotels resulted in the number of hotel rooms ranging, in the course of 2002, from 9,891 in January – up to the maximum of 10,173 rooms offered for sale in July. The average annual number of rooms stood at 10,070 and was by 1.2% higher than in 2001.

3.2. Occupancy Rate, Average Daily Rate and Yield (RevPAR)

The growth in the accommodation base was accompanied by a drop in the number of rooms sold. In the year 2002, 1,623,724 rooms were sold to guests, i.e. by 154,074 rooms (8.7%) less than in 2001. The poorest results were recorded in the 1st quarter, with a drop by 11.3% and in the 2nd quarter – a drop by 9.8%. The smallest decline in the number of rooms sold (by 6.3%) was reported in the 4th quarter.

In annual terms, **occupancy rate** stood at 44.3% as at the end of 2002 and was by 4.9 percentage points lower as compared to the year 2001. Only two markets: Gdańsk-Gdynia-Sopot - with occupancy rate of 55% and Cracow - with occupancy rate of 52% succeeded in maintaining the average annual occupancy rate above 50%, despite a considerable drop: by 5.8% in Gdańsk and 8.7% in Cracow. The lowest occupancy rate was recorded by hotels on the Katowice market – 30.9%, Szczecin market – 33.6% and Poznań market – 34.2%. It was Poznań that faced the most dramatic decline in the occupancy rate against the corresponding figure for 2001– by as much as 11.7 percentage points.

Throughout 2002, the **Average Daily Rate** equaled PLN 211.2 (net rate for a room without breakfast, net of VAT). This translates into a further 4.2% drop as compared to the result generated in 2001 (PLN 220.5). It is worthy of noting that the drop in the Average Daily Rate concerns neither hotels of Mercure brand – PLN 202.6 nor Novotel brand – PLN 237.5, which managed to even slightly raise these rates as compared to 2001. Simultaneously, in Sofitel brand the Average Daily Rate totaled PLN 348.6 (decrease by 10%). The lowest Average Daily Rate was generated by Orbis hotels – PLN 185.1 (decrease by 6.8%) which, taking into account the usually less convenient location of these hotels and lower standard, seems comprehensible, particularly considering that this group of hotels defended their position with the lowest, as compared to other brands, decline in the occupancy rate of 3.4 percentage points.

From the point of view of main hotel markets the highest Average Daily Rate is reported by hotels located in Warsaw, i.e. PLN 305.6 PLN (PLN 323.7 last year), Poznań, i.e. PLN 238.2 (in the preceding year PLN 223.2 – increase by 6.7%) and Katowice, i.e. PLN 236.1 (PLN 251.8 in the preceding year). The lowest Average Daily Rates were generated by hotels in Szczecin, i.e. PLN 135.9 (decrease by 4.3%) and hotels operating on the Gdańsk market, i.e. PLN 150 on average, although an improvement was noted in comparison to the year 2001 – growth by 7.5% (formerly PLN 139.6). A visible improvement, by 6.5%, was recorded by hotels situated in resorts, including Kasprowy in Zakopane, i.e. PLN 208.3 (increase by 3.5%), Mrongovia, i.e. PLN 141.2 (increase by 16.8%). Throughout the entire year 2002, relatively the best results in terms of Average Daily Rate were generated by hotels in the 3rd quarter where the drop equaled only 1.2% and in the 4th quarter, i.e. 1.7% accordingly. This is connected with a marked improvement in the quotations of

EURO/PLN exchange rate. From July 2002 until virtually present day the average EURO/PLN exchange rate has remained at the level of approx. PLN 4 or more.

In the conditions of a simultaneous drop in the occupancy rate and the ADR, also the RevPAR i.e revenue per one available room is by 13.7% lower than in the year 2001 and amounts to the average of PLN 93.7 for the whole hotel group.

Mercure brand hotels incurred relatively the least significant losses with RevPAR at the level by 4.5% lower than in the preceding year. On the other hand, the largest drop was observed in Novotel brand hotels for which the corresponding figure went down from PLN 126.1 in 2001 to PLN 104.2 in 2002, i.e. by 17.4%. Owing to a 25% share that the Novotel brand contributes to the hotel base – this is of significant importance for the results of the entire Orbis S.A. hotel group.

Graph 2 **REVPAR 2001 and 2002 (PLN)**


0
50
100
150
200
250
MERCURE
96.
100.
NOVOTELS
104.
126.0
SOFITELS
175.
212.
ORBIS brand hotels
80.1
91.7
ORBIS S.A.
93.6
108.6
January-December 2002
January-December 2001

3.3. Market Segmentation (Business Mix)

It should be highlighted that the decline in the number of rooms sold concerns exclusively the business segment: in 2002 nearly 18% less rooms were sold in that segment than in 2001. At the same time, the number of rooms sold in the tourist segment grew by 3%.

In consequence of these changes as at the end of the year 2002 the share of business guests in the structure of rooms sold amounted to 50.6% as compared to 56.2% in 2001.

Graph 3 ORBIS S.A. – Rate Segmentation in 2001 and 2002


0%
10%
20%
30
40
50
60
70%
Tourist groups
30.6
30.1
Indiv. touris
18.8
13.6
TOURIS
49.4
43.8
Indiv. business
29.5
29.4
Corporat (Volume)
15.4
21.9
Conferences and Incentive
5.7
4.9
BUSINESS
50.6
56.2
Jan. - Dec. 200
Jan. – Dec. 200

When assessing the results generated in 2002 in the tourist segment, account must be taken of an adjustment stemming from a change in the system of registering guests' stays: until 2001 the segment of guests paying rack rate was in its entirety classified as business traffic. Beginning from 2002 onwards, additional account is taken of the guest's motive for staying at a hotel. For that reason approximately 3% of rooms sold, that in the past year would have fallen under the business category, was included in the „tourist" segment. At the same time this was one of the factors behind a growth in the average rate generated in the tourist segment.

In the business segment rooms were sold at an average rate equaling PLN 258.5, representing a decline by 6.3% as compared to 2001. The main reason for the decline is a reduction in rack rates in the „individual business" segment. The average rate in the "corporate" segment" recorded a slight increase from PLN 253.5 in the year 2001 to PLN 255.1 in 2002. As regards MICE events comprising conferences, seminars, etc. the average rate reached PLN 226.9 PLN against PLN 211.9 in 2001.

In the tourist segment, the average rate achieved in the year 2002 amounted to PLN 163.3 and was by 9.2% higher as compared to 2001 when it equaled PLN 149.7. The increase was attributable to the growth in average rate in the group traffic amounting to nearly 12% from PLN 131.1 – to PLN 146.6 in 2002. The increase in the average rate in the individual tours traffic follows partially from a change in the stay segmentation referred to above.

Graph 4 ORBIS S.A. – Average Daily Rate per segment in 2002 (PLN)


0
50
100
150
200
250
300
350
Tourist groups
146.6
Indiv. tourism
190.
TOURISM
163.3
Indiv. business
266.
Corporate (Volume)
255.
Conferences and Incentive
226.
BUSINESS
258.5
TOTAL
211.

The structure of room sales according to the country of guest's origin indicates a slight growth in the share of Poles - from 34.8% in 2001 to 35.2% in 2002. Germans continue to be the most numerous group of foreign guests of Orbis hotels, although the share they contribute to the number of rooms sold follows a slightly downward trend falling from 23.6% in 2001 to 22.6% in 2002.

Insignificant fluctuations have been observed in stays of guests from USA and Canada: following last year's increase up to 6.4% of total rooms sold in Orbis hotels, their share dropped to 5.7%. Another numerous guest group comprises visitors from Scandinavia (Denmark, Sweden, Norway and Finland accounted for jointly). In 2002, they bought in aggregate 6.1% of rooms against 6.5% recorded in the preceding year. European Union states are placed further on the list: Great Britain and Italy with a share of 4.0% each and France 3%. Among non-European countries, the largest share belongs to guests from Israel - 3.3%.

Graph 5 ORBIS S.A. – Market segmentation in 2001 and 2002


0%
5%
10%
15%
20%
25%
30%
35%
40%
Austria
1.5%
1.3%
Belgium
1.0%
1.0%
Czech Rep. and Slovakia
0.8%
0.8%
France
3.0%
2.9%
Spain
1.8%
1.4%
Holland
1.7%
1.7%
Israel
3.3%
3.1%
Japan
1.1%
0.9%
Germany
22.6%
23.6%
Russia/CIS
1.3%
1.0%
Switzerland
0.9%
1.2%
Hungary
0.4%
0.4%
Great Britain
4.0%
4.2%
Italy
4.0%
3.6%
USA and Canada
5.7%
6.4%
Scandinavia
6.1%
6.5%
Other countries
5.5%
5.2%
POLAND
35.2%
34.8%
Jan. – Dec. 2002
Jan. – Dec. 2001

As at the end of 2002, sales of food & beverages department closed with an amount of PLN 211.1 million, accounting for 91.4% of the corresponding figure from 2001, the most substantial decrease being reported in hotels in Cracow – by 25%, followed by Katowice – by 18%, Poznań and Szczecin – by approximately 12%.

A drop in the sales of the food&beverages department reflected changes in the number of rooms sold: sales of breakfasts went down by 6.7% and the value of meals for tourist groups by 2.5%. A significant fall was also recorded in sales for individual consumers – by 18.5% as well as banquets and catering – by 17.4%. However, sales of conference services rose substantailly – by 15.3%.

Graph 6 Segmentation of food&beverages sales in 2001 and 2002


0%
10%
20%
30%
40%
50%
breakfast
27.7%
26.8%
groups
11.7%
10.8%
conferences
14.9%
11.7%
banquets and catering
11.7%
12.9%
individual clients
28.9%
32.0%
other
5.1%
5.8%
Jan.-Dec. 2002
Jan.-Dec 2001

In the structure of sales of food & beverages services breakfasts preserved their large share of 27.7%, the share contributed by tourist groups went up to 11.7% while the share of conferences and MICE events to 14.9%. Truly, the share of individual consumers went down by 3 percentage points, yet it is still dominant and amounts to 28.9%. The above term stands for the total sales of restaurants, coffee shops and bars for individual guests who most frequently include local inhabitants who do not purchase an overnight accommodation.

3.4. Sales System

The Central Sales Office operated throughout the year 2002. Over that period 2,425 contracts were executed relating to the cooperation in MICE and Corporate segments. Clients purchased a total of 166,310 rooms sold by Orbis hotels in the corporate segment and the value of MICE events equaled PLN 9.8 million. In 2002, a special offer was prepared for the employees of Government and Self-Government Administration, which was distributed among Government and Self-Government Administration Authorities in Poland by the Central Sales Office (CSO).

The main activities of CSO in the year 2002 included soliciting potential clients from competitive hotels as well as reducing internal competition between hotels by way of bringing negotiations to the central level. Special products have been created, such as weekend packages for companies' employees and special weekend promotions to address clients' needs.

Since April 2002, the Tourism and Leisure Department has taken over negotiations with Poland's largest travel agencies. These negotiations concerned the group market and IT and will produce effects in the season 2003/2004. The Tourism and Leisure Department has contracted groups for a total of 4,195 rooms for the season 2003/2004.

CSO plans for the year 2003 include:

- Bringing re-negotiations on the Corporate market to an end;
- Distribution of GOV offers;
- Negotiations and reservations for group series for the season (tourist market);
- MICE market – creation of packages, penetration of training companies;
- Intensification of cooperation with business travel agencies and GDS;
- Market related to Poland's accession to the European Union;
- Renegotiations of rates with travel agencies for the season 2004/2005 and with corporate companies for the year 2004;
- Distribution of offers and packages for travel agencies and Bulletin for Corporate Companies;
- Completion of development of central sales tools: Call Centre, new Website: www.orbis.pl

Owing to the general franchising agreement executed with Accor in 2000, in the year 2002 a total of 19 hotels were covered by the operations of Accor Sales Offices worldwide. The Central Sales Office of Orbis S.A. cooperated with the Sales Department of Accor for the coordination of rates of global contracts executed by Accor representatives all around the world.

The initiation of cooperation with Accor Sales Offices in Germany and Great Britain, which operate on markets that are significant for Orbis' business, was of particular importance.

Hotels that were affiliated with the Accor brand in the year 2001 recorded a growth in the number of reservations made by Accor Reservation Services. Hotels covered by the Smart system in 2002 will join a new VIP Company, which purchased the Smart system. The VIP system offers better tools for rate management through the Internet SynxSis system. HRS (Hotel Reservation System) functioning predominantly on the German market was yet another reservation system supporting Orbis S.A. hotels. Since efficient GDS management constitutes an important sales tool in the Business segment, in 2003 trainings for hotel service personnel are planned to be run by VIP, Utell and AccorRes which will allow for an efficient management of that important reservation channel.

In 2002 sales operations were also carried out within the framework of:

- cooperation of Orbis S.A. hotels with BTZ PBP Orbis and other domestic and foreign travel agencies,

- franchising agreements executed with Accor S.A. for the use of Sofitel brand name for 1 hotel, Novotel brand name for nine hotels, Mercure for seven hotels and with BASS Hotels & Resorts for the use of Holiday Inn brand name (1 hotel),
- participation in the global reservation networks AccorRes - 19 hotels, CRS/GDS (Global Distribution System) such as: UTELL/Pegasus - 5 hotels, SMART Traveler/Hotel World - 31 hotels and 1 hotel in the Holidex system. The global distribution networks are mainly used by travel agencies and international consortia.

These activities were supported at the central level by way of:

- promotions of the Polish offer of Orbis S.A. hotels organized by the CSO with weekend programs being taken special account of,
- functioning of WWW sites www.orbis.pl, www.orbishotels.pl, where current information on promotions in hotels and room rates are available and reservations can be made. Reservations via WWW site are not made in real time. In 2003 works on a new corporate and reservation Orbis S.A. WWW sites are planned to be completed. New more attractive sites are planned to be created and the presence of Orbis S.A. hotels on the Internet made more visible through the preparation of a new four-language service,
- functioning of the Info-line 0-801-606-606, serving as the information centre with a booking option. Guests wait for the confirmation of a booking made via the Info-line for up to 2 hours. The plans for the year 2003 include the creation of a call centre where it will be possible to book rooms on-line (in real time).

Graph 7

ORBIS S.A. – sources of reservations in 2002


Direct contact 22.4%
Travel agencies 39.6%
Airlines 0.8%
Hotels 0.9%
Companies 36.3%

ORBIS S.A. – reservation channels in 2002


GDS 2.8%
Internet 2.1%
telephone/fax/other 95.1%

3.5. Loyalty Programs

The offer of loyalty programs available in Orbis S.A. hotels has been expanded to include programs run in the Accor-branded chains. In 2002, the following loyalty programs functioned in Orbis S.A. hotels:

(a) Orbis Gold Club grouping, as at the end of 2002, a total of 14.586 individual members of whom 57% renew their membership for a subsequent year in a row. Substantial changes were introduced in August 2002 enriching the program with a view to making it more attractive for participants. The most important changes included:

- holders of Orbis Gold card were granted the right to a 25% discount in restaurants for dinning alone.
- new „Platinum" card was introduced with expanded benefits on offer: 20% discount for rooms, a voucher for a free bottle of wine at the time of a meal, the right to a 25% discount for dinning alone.

Sales result indicates that changes in the programme were welcomed by clients with vivid interest.

(b) Qualiflyer program, in which ORBIS S.A. participated as a partner of the Polish Airlines PLL LOT within the framework of the Qualiflyer group. In connection with the termination of the Qualiflyer agreement, the program terminated at the end of 2002. Simultaneously, negotiations are under way with the participation of Lufthansa and Polish Airlines LOT on Orbis Hotel Group's joining a new program called Miles and More, with Lufthansa and carriers grouped by Star Alliance agreement serving the function of main coordinators.

(c) Accor's loyalty programs

With proceeding integration of individual Orbis hotels into the Accor chain, additional Accor loyalty programs were introduced in these hotels applicable in hotels of a given brand. These comprise, among others, the following cards:

- Accor Hotel Favorite Guest and loyalty card of particular brands: Novotel Worldwide, Mercure Club, Sofitel Exclusive and Sofitel Exclusive Business cards that are still in circulation

as well as Accor's partnership programs:

- Carte Compliment: payment card, a joint undertaking of American Express and Accor, valid in all hotels bearing the Accor brand name,
- Frequence Plus/Air France: joint programme of Accor and the French air line Air France, functioning on analogous principles as the Qualiflyer programme.

The constant and ever-applicable principle prevails – privileges and discounts for the participation in several loyalty programmes cannot be combined. The client has the right to choose the offer that is most suitable for him.

3.6. Special Offers

In 2002, Orbis S.A. offered special weekend rates to individual clients in the following campaigns:

- Orbis Hotels Special Weekends Offer – (01.02.2002-21.04.2002) – a total of 10 855 rooms were sold,
- Orbis Hotels May Weekende Offer (26.04.2001-05.05.2002 and 29.05.2002-02.06.2002) – 10 722 rooms were sold,
- Orbis Hotels Holiday Weekends Offer (21.06.2002-16.09.2002) – 12 855 rooms were sold,
- Orbis Hotels Autumn Weekends Offer (4.10.2002-30.12.2002) – 11 455 rooms were sold.

In Orbis S.A. hotels guests could also avail themselves of a Weekend Voucher being the subject matter of a cooperation agreement with PKN Orlen as a reward in its loyalty programme Vitay.

In the year 2003, the guests of the Orbis S.A. hotels will be able to avail themselves of special weekend offers throughout the year.

Orbis promotional campaigns are supplemented with Accor promotional programs with voluntary participation of Accor brand hotels. These include programs of the Accor group common to all the Mercure, Novotel and Sofitel brands:

- seasonal promotions: Accor Winter Sale and Accor Summer Sale,
- program for individual tourists bearing the name "Go As You Please",
- and weekend programs: Novotel Weekend Breaks or Mercure Weekend.

Mercure Advantage, based on discount rates available for the largest global partners of Accor, serves as an example of a special program run by exclusively one brand.

3.7. Promotion and Advertising

The main objective of promotional and advertising activities, closely correlated with the Company's commercial policy, undertaken in 2002 at the central level for and on behalf of Orbis S.A. hotels was to create the demand for hotel services (rooms, food and beverages, conferences and banquets) rendered by Orbis S.A. hotels.

To attain the above objective the following promotional forms and techniques were applied:

1. own published materials (printed information materials, brochures, leaflets, folders),
2. advertising through the media (general and industry press, television, radio),
3. sponsoring,
4. participation in fairs and exhibitions (both domestic and foreign fairs and exhibitions),
5. direct mail (mailing of special offers).

In these activities special emphasis was laid on:

- building up the image of ORBIS S.A. as a hotel group possessing and managing 55 hotels in Poland and offering services of a standard defined by a given brand,
- building up the image of individual hotel brands: Sofitel, Novotel, Mercure and Orbis Hotels on the Polish market.

The adoption of the above mentioned strategy called for the introduction of changes in the presentation and contents of advertisements.

In **advertising promoting the image** of ORBIS Hotel Group, a new version of logotype was used highlighting the position of the Company as the owner and manager.

The slogan: „European Quality – Polish Tradition" indicated, the Polish origin of the company and high standard of services on offer. The contents were supplemented with the presentation of trademarks of four hotel brands: Sofitel, Novotel, Mercure, Orbis Hotels.

Separate visualisation in line with the communications standard adopted by the system was developed for each individual brand. The contents of advertisements stressed product features characteristic of a given brand and contained information on the number and location in Poland of establishments functioning under a given brand.

Orbis S.A. publishing materials represent an important tool of promotion. Distributed in hotels, at fairs, during commercial presentations, sponsored events and through direct mailings, these materials reach Orbis business partners and potential clients. Not only do they serve as a source of information on Group hotels but are a unique "visiting card" of the Company shaping up its perception among the public.

Advertising in the media:

The press

In 2002 a series of advertisements was run in high-circulation dailies (Rzeczpospolita, Gazeta Wyborcza, Puls Biznesu), in prestigious and opinion-forming social, cultural and business weeklies (Wprost, Polityka, Forum, Newsweek, Nowe Życie Gospodarcze, The Warsaw Voice, Couriere de Varsovie) and magazines (CNN Traveller, LOT Kaleidoscope, Puls Golfa, Gazeta Antykwaryczna, Zarządzanie i Rozwój, Polish Culture) or in the hotel industry press (Świat Kongresów i Targów, TTG, Aktualności Turystyczne, Rynki Zagraniczne, Warsaw, Gdańsk, Poznań, Wrocław In Your Pocket). Beside traditional full-page advertisements such forms as interviews, sponsored texts and presentations were used.

In compliance with the adopted strategy, the campaign promoting the image of ORBIS Hotel Group and the information and image-enhancing campaigns of individual brands had been pursued simultaneously. Properly constructed media plans ensured high frequency of ads broadcasts and, therefore, a continuous availability of information about the offer of Group's hotels.

The information and image-enhancing campaign of Novotel and Mercure brands was conducted together with Accor Polska Sp. z o.o.

In periods proceeding the so-called "extended weekends", advertisements promoting special offers for weekend stays were published (Rzeczpospolita, Polityka, Newsweek, Wprost).

Television

In 2002, a series of programs 'Polish flavours" promoting the food & beverages offer of particular hotels continued to be broadcast on TV Polonia. Each of broadcast episodes was preceded and followed with a sponsoring billboard of the presented hotel.

Thanks to the entry into cooperation with the information channel TVN 24 the Group's Hotels were advertised in 30-sec long advertising spots broadcast in the TV station's self-promoting spots (480 broadcasts).

Information booklets and hotel industry guides

Information on the offer of Group's hotels was published in well-known and sought-after catalogues and hotel industry information booklets (The Hotel Guide, Hotele w Polsce/Pascal, Konferencje w Polsce).

Sponsoring

The sponsoring activities of ORBIS Hotel Group allow for a direct promotion of the trademark and knowledge about the company as the patron of important social and cultural events, both amongst the target group and in the wide public. In 2002 sponsoring cooperation with the Polish Olympic Fund was continued, moreover, ORBIS S.A. sponsored numerous prestigious events, among others, VIII World Economic Conference of Polish Emigrants, Forum – Polish Enterprise in Europe of the 21st century, Apostolic Visit of the Pope Jan Paweł II, V International Festival of Organ Music.

Also, Orbis S.A. was the founder of a plate commemorating Antonio Corazzi, the constructor of the Grand Theatre-National Opera, placed in the foyer of the theatre.

Participation in fairs and exhibitions

In the year 2002, ORBIS S.A. took part is most important fairs of the tourist industry in Poland, abroad and organized exhibition booths at: TT Warsaw Tour & Travel 2002 in Warsaw, Tour Salon 2002 in Poznań, ITB 2002 in Berlin, WTM 2002 in London, MITT 2002 in Moscow.

During the aforementioned events, full offer as well as particular products of Orbis Hotels were presented. Representatives of the Central Sales Office - Tourism and Leisure Market established contact with travel agencies, tour operators – present and potential business partners, explored the offer of the competitive environment.

Direct Mailing

In 2002, together with the company HMC Polska Sp. z o.o. (distributor of ORBIS GOLD CLUB discount cards) mailing campaigns were orchestrated promoting special weekend offers in Group's hotels and stays at Mrongovia Resort&Spa amongst program participants.

The promotion of Hotel Group's trademark and offer outside the territory of Poland was conducted, within the framework of approved budget estimates and fiduciary contracts, foreign representative offices of ORBIS S.A. by such forms of promotion: advertisements, participation in domestic and foreign fair events, mailings of offers and publications, organization of study tours to Poland for tour operators and journalists.

In 2003, promotional and advertising as well as PR activities include:

- continuation of the simultaneously conducted ORBIS Hotel Group image promoting campaign and information and image-promoting campaign of Novotel, Mercure, Orbis Hotels brands,
- promotion of weekend stays at ORBIS Group Hotels,
- promotion of a new WWW site www.orbis.pl and new product „Orbis-on-line",
- preparation, printing and promotion of the following publications: new edition of the Conference and Banquet Rooms catalogue, Guide to ORBIS Group Hotels, brochure Leisure Time at ORBIS Group Hotels.

3.8. Orbis S.A. Representative Offices Abroad

The representative activities of the Company originated from a strategic decision taken in 1998 providing for the reconstruction of the foreign trade and promotional network by way of gradual withdrawal of companies with capital involvement of Orbis S.A. accompanied by continuation and/or commencement of promotional operations on priority markets from the point of view of their capacity to generate outgoing traffic to Poland with a view of ensuring uninterrupted presence of the Company on these markets. The requirement of outlays streamlining justified and still justifies indirect form of representation as it eliminates administrative costs.

In 2002, the Company pursued representation activities on the following foreign markets:

- Germany (22.6% share in the structure of rooms sold per country of origin) – by force of an agreement executed with Polorbis Reiseunternehmen GmbH with its seat in Köln,
- US and Canadian market (5.7% share in the structure of rooms sold per country of origin) – by force of an agreement executed with Orbis Polish Travel Bureau Inc. with its seat in New York,
- Italian market (4.0% share in the structure of rooms sold per country of origin) in Company's organizational unit under the business name of Representative Office of Orbis S.A. in Italy, with its seat in Rome.

In the year 2002 representative activities had as their objectives to:

- promote the image of Orbis S.A. Hotel Group and its brands Sofitel, Mercure, Novotel and Hotele Orbis brands functioning,
- promote the Group's product addressed to corporate clients (conference and banquet rooms, business service centres), individual clients (spa, weekend stays) and institutionalized tourism (weekend stays, sightseeing routes),

- inform companies and travel organizers about the range of services offered by the group and the availability via local travel agencies, Accor Reservation Centres, GDSs and through Orbis S.A. CSO and Foreign Tourist Offices of PBP Orbis Sp. z o.o.

Access to Accor promotional and sales structures of global range along with foreign solicitation activities of BTZ PBP Orbis Sp. z o.o. and the development of information and reservation electronic systems prejudge about the diminishing role of the Company's own network abroad. Similarly, the potential of particular markets for mailings undergoes changes. All those reasons combined prejudge about the gradual winding-up of the foreign representative network of Orbis S.A.:

- in February 2002, the agreements with ABS Partnership Ltd in London was terminated,
- the winding-up of the Representative Office in Italy is contemplated to take place at the end of the 3rd quarter 2003, agreement with Polorbis Reiseunternehmen GmbH in Köln expires on 31.12.2003,
- agreement with Orbis Polish Travel Bureau Inc. in New York expires on 31.01.2004.

4. Objectives for Improvement of Quality and Standards of Services

4.1. Hotels

Basic objectives pursued throughout the year 2002 in respect of hotel lodging services focused on the following issues:

- improvement of work of operating units (reception and floor service), by way of changes in work organization and equipment with a view to the achievement of better operating results and more efficient use of employees,
- employment rationalization in receptions and floor services within the framework of employment restructuring in hotel branches,
- cooperation with hotels affiliating with Accor's brands (Novotel, Sofitel and Mercure) as regards the standard equipment in hotel units, advertising and promotion, exterior and interior signage, functioning of marketing programs, themes, etc.,
- examination and analysis of costs of hotel lodging services with respect to gross income generated by hotels on that type of activities,
- changes in the furnishing of common space and living areas in 2-star and 3-star Orbis hotels.

As regards the aforementioned issues, the following projects were implemented in the year 2002:

- elaboration and implementation of new Standards for furnishing in common space and living areas of Orbis 2-star and 3-star hotels that will advantageously affect hotel's image and will introduce clear differences between the 2-star and 3-star hotels,

- elaboration and implementation of new Standards for rendering services to VIP guests, introducing uniform definitions and division into categories of guests who have been granted the VIP status in all ORBIS hotels as well as streamlining and unification of procedures related to rendering services to VIP guests; these changes will produce measurable results in the quality of services rendered,
- cooperation with Novotel Centrum Warszawa (formerly Forum Warszawa) in the course of integration with the Novotel brand and continuation of the integration process in respect of other Accor brand hotels (Mercure, Novotel, Sofitel),
- co-participation in adaptation works of the FOCUS manual containing control and supervision procedures as well as in implementation of these procedures in hotels.

In 2002, the fulfillment of tasks related to hotel services comprised also:

- cooperation in issuing opinions on modernization projects of common space and residential areas of hotels (Novotel Centrum Warszawa, Helios Toruń, Kasprowy Zakopane),
- acting jointly as regards coordination of the introduction of promotional programs and cooperation between the Central Sales Office and units in charge of sales and reservations in hotels,
- cooperation with respect to the recommendation of suppliers of products and services for hotels (towels, cosmetics, laundry services, security personnel).

All these activities served to raise the standard and quality of lodging services rendered in Company's hotels and to attain best performance results and will be continued also throughout the year 2003 by way of fulfillment of subsequent tasks:

- implementation of a new draft Standard for equipment and service of mini bars in Orbis S.A. hotels,
- continuation of implementation of processes taken over from Accor within the framework of the so-called "know-how" in hotels integrated with Sofitel, Novotel and Mercure brands,
- cooperation with the Purchasing Department with respect to the selection of suppliers of good quality products, defined at an earlier stage as standard products for our hotels; focusing on a selected group of suppliers and on an opportunity to avail oneself of a better price offer will bring about tangible effects in the cost optimization process and decrease in gross percentage ratio of costs to revenues achieved in hotel lodging activities,
- cooperation with Orbis Academy consisting in consultations on training needs, organization of training sessions and monitoring of their efficiency,
- integration of the subsequent hotel (Helios Toruń) with Mercure brand (from April 1, 2003),
- cooperation with Mercure Poznań as regards the preparation and promotion of new product, i.e. conference rooms, restaurant, bar, reception and fitness centre.

4.2. Food & Beverage

As far as food & beverage activity is concerned, several actions aimed at further unification of food & beverage standards as regards the offer, work organization and equipment in food & beverage units as well as the improvement of the raw material coefficient for food and beverages, were undertaken.

1. The standard of breakfast buffet of Mercure trademark was adapted to Polish conditions.
2. In Novotels, together with hotels belonging to Accor Polska, Dolfi Menu – a special offer for children was introduced and subsequent editions of menu cards were prepared for the season spring - summer 2002 and autumn - winter 2002.
3. Models and patters of chinaware, cutlery and glassware for hotels managed by Orbis S.A. were selected and a list of referenced suppliers of raw materials and food products.
4. Price policy and the relation between the cost and the selling price of the most strategic items on the menu were controlled by means of trainings and sales monitoring activities. This allowed for the lowering of food cost ratio to sales from 20.65% to 19.88% and in case of beverages respectively – from 21.46% to 19.61%.
5. FOCUS, the manual on control and supervision procedures in food & beverage department was elaborated and so were instructions to the Operating Manual.
6. The Company prepared for the alignment with EU requirements by way of participating in a course on HACCP system.
7. Within the framework of professional upgrading, employees of Food & Beverage Department completed a course for internal auditors in the company and a training course entitled "Internal Audit of the Group".

In 2003, the Department staff will take part in the audit of hotels managed by Orbis S.A.

Activities aimed at the improvement of raw material coefficient will be continued by way, among others, of training all hotels' chefs in the field of current controlling of the raw material coefficient through the application of Menu Engineering.

Standards of conference and banquet services and as regards Mercure hotels – Le Grands Vins Mercure wine menu cards are planned to be developed and implemented.

4.3. Quality Control and Auditing Solutions Applied by the Company

In accordance with assumptions adopted for the year 2002, 108 thorough anonymous inspections were planned and carried out. The target of such inspections is to obtain information concerning the standard and quality of hotel room and food & beverage services provided, conformity of those services with the Orbis S.A. and Accor standards as well as assessment of the functionality of facilities in the living area and the common spaces in Orbis S.A. hotel branches on the basis of the applicable standards. The results of the inspection activities form the basis for formulating conclusions as to the general quality of services in the inspected hotels. Data collected, along with scoring given to particular types of activities and an analysis of compliance with standards, allows hotel management a proper assessment of operating activities and undertake right steps in order to eliminate weak points. Undertaken steps included:

- verification of the work performed by management staff and subordinated personnel,
- cyclical in-company trainings,
- organizational changes.

Inspection results are analysed and discussed by the Operating Department and also in the course of meetings devoted to food & beverage issues, meetings of reception, floor service managers and meetings of directors.

The disciplinary effect of such inspections has a substantial impact upon restraining certain unfavourable phenomena (e.g. failure to register orders at food & beverage outlets) and as well as upon maintaining the standard and quality of service provided to hotel guests. In 2002, 11 persons were punished with termination of employment contracts for failure to register sales.

Comparing general results, the average rate of compliance with the standards amounted to 88% in 2001, in 2002 it was 90%, which translates into the improvement of quality in inspected branches.

Also, anonymous inspections are carried out in order to check the grounds for complaints that guest submit to the Management's Board Office and that are subsequently transferred for consideration to the Quality Control Department. In 2002, 21 complaints were received (of which: 9 were well justified, 5 partially justified and 7 unjustified). Received complaints concerned the standard and quality of hotel services both in room as well as in food & beverage departments. In comparison to the preceding year, a substantial improvement can be observed: in 2001, 21 justified complaints were received while in 2002 – 9. Significant reduction in the number of complaints indicates the efficiency of anonymous inspections and the influence they exert on the provision of services of the highest standard in compliance with guests' expectations.

In 2002, the Internal Audit Department conducted 11 inspections in Orbis S.A. branches, including:

- three inspections focused on clearing food & beverage costs (resolution no 35 of the Company's Management Board dated November 28, 2000), in cooperation with the Operating Division of the Management Board's Office,
- four inspections focused on the functioning of the internal audit system in branches,
- four ad-hoc inspections recommended by the Management Board, including inspections related to the implementation of the contents of resolutions no. 25, 26 and 27 on Orbis S.A. Management Board of October 17, 2001, on the establishment of new Orbis S.A. branches and implementation of resolution no. 18 of the Management Board of June 11, 2002, on putting the Orbis S.A. Sofitel

Branch in Cracow into liquidation (as amended by resolution no. 19 of June 25 2002). Findings from the inspections were conveyed to the Management Board of Orbis S.A.

Pursuant to the instruction of the Management Board of Orbis S.A. the following issues were incorporated into the inspection schedule for the year 2002:

1. observance by hotel branches of the Act on Copyright and Related Rights (in respect of the possession and application of illegal software by hotels),
2. observance of the Act on Personal Data Protection along with the regulation of Minister of Internal Affairs and resolution no. 19 of the Management Board of Orbis S.A. dated July 26, 2000, on protection of personal data,
3. undertaking activities serving the purpose of reducing branch's costs,
4. implementation of point 8a of accounting standards in effect as of January 1, 2002, – annex to resolution no. 14 of the Management Board of May 28, 2002, part I section 9 in respect of valuation write-offs for the value of receivables and claims,
5. inspection of clearing of the reception with regard to the dates of issuing invoices for hotel services rendered, disclosed in the balance of the list of hotel turnover for unsettled services and received prepayments, with a special account being taken of the clearing of minibars,
6. employment restructuring and rationalization program,
7. use of anonymous inspections results,
8. persistent control of uniform principles of assigning codes in stock-taking implementation in accordance with Chapter 2 points 2.6 and 2.7 of the Corporate Ledger Plan issued by virtue of resolution of the Management Board dated May 25, 1999,
9. subsequent functioning inspection of the clearing food & beverage costs system in branches in accordance with resolution no. 35 of the Management Board of Orbis S.A. dated November 28, 2000, on the introduction of clearing food & beverage department on the basis of food & beverage costs in hotels belonging to and managed by Orbis S.A., with special emphasis being laid on the use of 2001 inspection effects,
10. use of effects of inspection carried out in 2001 related to the functioning of principles defined in resolution no. 14 of the Management Board dated June 16, 1998, concerning the terms of control and inventory-taking as well as laying down the standards of equipping the Orbis S.A. branches in low-price tangible fixed assets.

These inspections were entrusted to the internal audit units in branches that were provided with the issues to be inspected and guidelines for their conduct. In the course of inspection, individual instructions were also issued.

In consequence of inspections carried out in the year 2002 by branches' audit units, the Internal Audit Department prepared four communications and post-control letters addressed do directors of the branches.

On the basis of reports on internal audit of branches nine informative notes on results were prepared and transferred to the Management Board of the Company. These informative notes constituted the basis for taking appropriate actions by the interested services of the Management's Board Office.

Summing up the results of inspections in 2002 the Department pointed to defaults and irregularities symptoms which occur regardless of the issue undergoing inspection and which have not been corrected since past years. In some of inspected branches it was found necessary to adapt outdated provisions of internal audit regulations to the current situation. Numerous branches defaulted on the implementation of contents of some resolutions of the Management Board of Orbis S.A., i.e. they failed to completely implement the rules contained therein or to comply with rules contained in instructions annexed to these resolutions.

Results of inspections indicate an improved efficiency of the functional control system. In order to attain even better results in the functioning of individual branches and internal structures, it is necessary to continue auditing activities with expanded scope. The monitoring of new systemic solutions introduced by the Management Board will be one of the most important issues dealt with by internal audit in branches.

4.4. Professional Training Programs

Trainings organized in 2002 by the Staff Training Centre have been planned and targeted at specific professional groups and work posts, such as: high-level executives, medium-level management, internal instructors, staff having the first contact with guests (reception staff, ushers, porters, floor service staff, waiters and bar tenders), food & beverage staff, marketing teams, IT staff, economic and financial staff, employee services, technical services, fire-prevention services as well as work safety and hygiene services.

Professional training sessions focused on the following issues:

- functioning principles of operating units (food & beverage, floor service, ground floor service),
- integration trainings,
- marketing trainings,
- management and work organization,
- train-the-trainers sessions and sessions for organizers of internal trainings,
- economic and financial training,
- labour law training,
- IT training,
- voluntary work inspection, fire-prevention and work safety & hygiene,
- work quality trainings, techniques and standards of services provided to guests,
- language courses and examinations,

- professional training.

In 2002, the Centre organized the following trainings in thematic groups reflecting the division applied at the Accor Academy:

- operating trainings (professional techniques) – (31 trainings for 471 participants), of which: trainings for chefs, cooks; trainings on the technique and culture of work for waiters and reception staff; additional trainings for floor service staff, trainings of reception and food & beverage staff preparing them to clear in EURO,
- training related to the adaptive program (21 trainings for 340 participants), and in particular: motivating as a key to acceptance of changes, efficient management in the process of changes, introduction of transfer price clearing system, changes in the Labour Law, re-branding, training for internal trainers of the Orbis Academy in accordance with the standards of the Accor Academy in order to obtain Accor certificates, implementation of procedures and the FOCUS internal audit manual,
- management trainings (83 for 2 485 participants) divided into the following thematic blocks: management of a team of employees, implementation of employee assessment system, techniques of taking decisions, project management, application of Labour Code, work safety, internal inspection, management of hotel's technical security, trainings for internal trainers, quality management, legal issues,
- active sales, marketing, promotion of services (27 trainings for 349 participants), including: efficient selling of hotel services, business negotiations, rendering services to the corporate client, marketing function of reception staff, training in communication, shaping market behaviour, servicing clients by phone, price policy, stages of trade talks, psychology of selling,
- IT and new technologies trainings (18 trainings for 355 participants): Hogatex system, Fidelio system, chef's clearing system, Corel, Photo-point, WWW sites, Power-point, HR and payroll system, PROGAS program,
- economic and financial trainings (12 for 698 participants),
- language courses and examinations (192 sessions for 4 324 participants).

In aggregate, in 2002 the Staff Training Centre conducted 384 trainings for 9 022 participants.

Trainings to be carried out by the Orbis Academy - Staff Training Centre in 2003 have as their objective to raise the hotels' capacity to achieve better economic efficiency through:

- perfecting work at all levels of hotel functioning,
- increasing the commitment of the entire hotel staff,
- adapting to market conditions and coping with the competitors,
- achievement of a better financial result by way of:

a) increasing sales thanks to commercial skills, better communication with the market, attractive offer, better services provided to guests,

b) reduction of costs due to optimal planning, right economic analysis, operating control, employment optimization, improvement of the quality, technique and work efficiency.

The outlined thematic plan will be implemented throughout the year.

5. Basic Operating and Financial Ratios & Figures

The financial performance of the Company is an outcome of the macroeconomic situation outlined above as well as changes in the market.

Table 3 Breakdown of the Orbis S.A. financial results for 12 months 2001 and 2002 (in PLN '000)

L.p.	Item description	Actual figures 2001 *		Budget 2002	Actual figures 2002		2002 / 2001	2002 / Budget 2002
1	2	3		4	5		5 : 3	5 : 4
1	**Operating revenues**	681 496,0		715 713,0	608 154,9		89,2	85,0
2	**Operating expenses**	294 573,9		296 859,5	255 322,6		86,7	86,0
3	**Operating income**	386 922,1		418 853,5	352 832,3		91,2	84,2
4	**Undistributed operating expenses**	233 887,3		253 460,7	224 502,5		96,0	88,6
5	**Gross operating profit**	153 034,8	100,0%	165 392,8	128 329,8	100,0%	83,9	77,6
6	**Fixed costs**	95 394,9	62,3%	108 169,0	96 591,1	75,3%	101,3	89,3
	Of which:							
a	**depreciation, of which:**	67 556,3	x	79 057,1	69 528,5	x	102,9	87,9
	- Depreciation and amortisation	66 726,8	x	76 901,1	67 922,4	x	101,8	88,3
	- Low-price equipment depreciation	829,5	x	2 156,0	1 606,1	x	193,6	74,5
b	**Leasing**	58,7	x	341,8	116,2	x	198,1	34,0
c	**Local fees and taxes**	19 836,1	x	20 753,1	21 379,8	x	107,8	103,0
d	**Social tax (PFRON)**	1 901,4	x	2 162,4	2 266,6	x	119,2	104,8
e	**Property insurance**	1 426,8	x	1 753,2	1 307,2	x	91,6	74,6
f	**Tenancies, rents**	512,5	x	567,5	337,7	x	65,9	59,5
g	**Other fixed costs**	4 103,1	x	3 533,9	1 655,0	x	40,3	46,8
7	**Operating profit after fixed costs (Profit from sales)**	57 639,9	37,7%	57 223,8	31 738,7	24,7%	55,1	55,5
8	**EBITDA**	125 196,2	81,8%	136 280,9	101 267,2	78,9%	80,9	74,3
9	**Other operating revenues**	28 784,7	18,8%	18 280,9	19 874,2	15,5%	69,0	108,7
10	**Other operating costs**	38 355,6	25,1%	30 843,2	28 680,7	22,3%	74,8	93,0
11	**Operating profit**	48 069,1	31,4%	44 661,5	22 932,2	17,9%	47,7	51,3
12	**Financial revenues**	29 957,6	19,6%	20 460,3	26 478,4	20,6%	88,4	129,4
13	**Financial costs**	5 199,2	3,4%	5 249,8	5 096,0	4,0%	98,0	97,1
14	**Extraordinary profit / loss**	167,1	0,1%	0,0	122,0	0,1%	x	x
15	**Gross profit**	72 994,6	47,7%	59 872,0	44 436,6	34,6%	60,9	74,2
16	**Income tax**	21 351,0	14,0%	16 872,0	13 379,0	10,4%	62,7	79,3
17	**Net profit**	51 643,6	33,7%	43 000,0	31 057,6	24,2%	60,1	72,2

**2001 operating expenses and undistributed expenses for analytical purposes were decreased by jubilee bonuses and retirement compensations which were moved to the other expenses. Thus 2001 and 2002 are comparable.*

The **Gross Operating Profit (G.O.P.) generated by Orbis S.A.** during 12 months of 2002 equalled PLN 128.3 million and was by 16.1% lower than the G.O.P. generated in 2001, accounting for 77.6% of the figure projected in the budget. During the fourth quarter of 2002 alone, this result was by 20.9% lower than that recorded in the corresponding period of the past year.

The operating profit after fixed costs generated by Orbis S.A. totalled PLN 31.7 million. It was by 44.9% less than in the past year and the budget projections have been implemented in 55.5%. Its ratio to the G.O.P went down from 37.7% for twelve months of 2001 to 24.7% in 2002.

The fixed costs and expenses amounted to PLN 96.6 million and practically remained at the same level as compared to those of 2001, with a slight increase by 1.7%. The depreciation increased by 2.9% as a result of the continued, albeit in a very limited scope, hotel modernisation works and fixed assets' purchases. The growth of the above mentioned costs was also affected by the tax on real property, land tax and fees for perpetual usufruct of land. The increase of these charges equalled 7.8% as compared to the past year due to their increase by the commune offices. At the same time, the disabled fund (PFRON) costs grew (by 19.2%). It is mainly attributable to the loss of relives for services rendered by protected disabled' establishments that in consequence of legislative changes lost their privileged status. The remaining items such as property insurance, rents, lease, and other costs declined as compared to the past year.

Hence, the ratio of fixed costs to the G.O.P. increased from 62.3% in 12 months of 2001 to 75.3% in 2002, as a result of the maintenance of the same level of fixed costs accompanied by a simultaneous decline of the G.O.P.

On the other hand, in the fourth quarter of 2002 the operating profit after fixed costs fell by PLN 2.2 million as compared to the corresponding period of the past year.

In consequence of the changes described above, after 12 months of 2002 **EBITDA** equalled PLN 101.3 million. This level reflects a 19.1% decline as compared to the past year and represents 74.3% of the figure planned in the budget. The ratio of EBITDA to the G.O.P. went down from 81.8% in 12 months of 2001 to 78.9% in 2002. In the fourth quarter of 2002 alone, EBIDTA fell by 21.2% as compared to the corresponding period of the past year.

Throughout 12 months of 2002, **other operating revenues** reached the level of PLN 19.9 million and were by 31.0% lower than in the past year. The main items were:

1. revenues from trademarks (PLN 2.5 million, reduction by 7.8%);
2. profit from sale of fixed assets (PLN 1.0 million, reduction by 87.4%, due to a sale in 2001 of the perpetual usufruct of an undeveloped plot of land by the Mercure Hotel in Poznań, for PLN 6.9 million;
3. remaining revenues (PLN 16.4 million, reduction by 10.3%), of which:
   - the main item consists in the revenues not subject to income tax, i.e., PLN 11.1 million, including unused provisions and write-offs (PLN 6.3 million) and a refund of overpaid tax (PLN 4.0 million) of June 1997 (a won case in the Fiscal Chamber);
   - revenues from real estate investments (PLN 2.5 million).

Other operating costs reached the level of PLN 28.7 million and fell by 25.2% as compared to 2001. The major item here is other costs totalling PLN 23.0 million, mainly including:

1. PLN 13.3 million of employment restructuring costs, i.e. severance and compensatory payments paid out under the regulations of the Social Pact, including provisions for employment restructuring costs;
2. PLN 3.0 million of other cost reserves, including provisions for future claims of lessor (PLN 1.9 million);
3. PLN 1.7 million of revaluation of receivables not classified as revenue earning costs;
4. PLN 1.4 million of the provisions for liabilities to employees, including a provision for jubilee bonuses (PLN 1.0 million) and a provision for the pensions for disabled (PLN 0.4 million).

The **operating profit** reached the level of PLN 22.9 million, i.e. it decreased by 52.3% as compared to the past year and accounted for 51.3% of the budget. Its ratio to the G.O.P. declined from 31.4% in 2001 down to 17.9% in 2002. In the fourth quarter, the operating profit declined by PLN 3.1 million as compared to that achieved in the corresponding period of the past year.

The **financial income** as of the end of 2002 decreased by 13.6% as compared to that generated in 2001, mainly due to a substantial diminution of financial revenues (by 11.6%) accompanied by a simultaneous decline of financial costs (by 2.0%).

The decline of financial revenues was caused by the following factors:

- reduction of interest generated on deposits down to the amount of PLN 3 991.0 thousand (as compared to PLN 6 581.8 thousand of the past year), mainly as a result of deterioration of their average profitability (from 14.44% in 2001 to 7.99% in 2002 for overnight deposits and from 17.77% in 2001 to 6.83% in 2002 for investments in securities);
- less revenues from foreign exchange cash desks (by 16%), due to a decline in the customers' use of such services rendered by the Company's hotels.

Please note that the decline in financial revenues was to a considerable extent balanced by the profit of PLN 18 515.6 thousand generated in the fourth quarter of 2002 under the settlement with PKN Orlen with respect to the shares sold in AWSA II.

The financial costs totalled PLN 5 096.1 thousand (i.e., 98.0% of the costs of the past year), of which in the fourth quarter: PLN 1 099.9 thousand. The noted reduction was mainly the result of a considerable decrease in the cost of servicing of the credits and loans settled (by 57.6% as compared to 2001), achieved due to:

- reduction of the debt to the Ministry of Finance, the Polish Agency for Tourism Promotion (Polska Agencja Rozwoju Turystyki) and the Bank for European Co-operation – in aggregate PLN 10 250.1 thousand;
- reduction of the interest on the above-mentioned loans and syndicated credit.

The effect of the above-mentioned considerable reduction of interest cost was balanced by the inclusion to financial costs of the amount of PLN 1 541.0 thousand, as a result of current regulations concerning the recognition of Company share issue costs, which until 2001 had been posted to the depreciation of intangible assets.

Graph 8 The ratio of the operating profit and financial profit to the gross profit

in January-December 2001 in January-December 2002


34,0%
66,0%
48,3%
51,7%
operating profit
financial profit

The gross profit equalled PLN 44.4 million and was by 39.1% lower than the gross profit generated in 2001 and accounted for 74.2% of the budget. Its ratio to the G.O.P. declined from 47.7% in 2001 to 34.6% in 2002. In the fourth quarter of 2002, the gross profit declined by 30.2% as compared to the corresponding period of the past year. Slower decline of gross profit in fourth quarter in comparison with the whole year was achieved due to the profit of PLN 18.5 million generated in the fourth quarter of 2002 under the settlement with PKN Orlen with respect to the shares sold in AWSA II.

On account of the lower level of gross profit in 2002 as compared to 2001, the net profit fell by 39.9% and reached PLN 31.1 million. At the same time, its ratio to the G.O.P. declined from 33.7% in 2001 to 24.2% in 2002. During the fourth quarter of 2002, the net profit declined only by 15.9%.

6. Key Operating Ratios

6.1. Hotels' Operating Performance

The operating results of Orbis S.A. comprise of hotel and non-hotel operations.

Throughout January – December of 2002, the net sales of finished products, goods for resale and raw materials generated by Orbis S.A. amounted to PLN 608.2 million, which reflects a 10.8% decrease as compared the value of sales achieved during the corresponding period of 2001. On the other hand, the costs of products, goods and raw materials sold equaled PLN 451.6 million and decreased by 10.0% as compared to the past year's results. The operating profit totaled PLN 22.9 million, which represents 47.7% of the figure generated during a corresponding period of the past year. Table no 4 presents the respective figures and their growth/decline dynamics.

Details of operating and financial results achieved in each particular department of the Company's operations have been presented further in this Report. The structure and posting of the said figures complies with the USAH (Uniform System of Accounts for Hotels for the Lodging Industry).

Table 4 Orbis S.A. operating performance (in PLN '000)

Item description	Jan -Dec 2001	Jan - Dec 2002	2002/2001
Net operating revenues from sales	681 496	608 155	89.2%
Costs of products sold	501 707	451 646	90.0%
Gross margin on sales	179 789	156 509	87.1%
General overheads + sales costs	129 567	124 770	96.3%
Other profit/loss	(2 153)	(8 806)	-
Operating profit	48 069	22 933	47.7%

The Uniform System of Accounts for Hotels consistently applied by the Company since 1995 allows for a thorough analysis of efficiency of the particular departments and its impartial appraisal by way of matching individual operating revenue items with relevant cost items. Introduction of the USAH allowed launching the process of cost optimization, determination of the directions and the underlying reasons for changes taking place in subsequent periods and helped to work out methods of preventing unfavorable deviations. It led to improved effectiveness and operating efficiency in numerous hotel branches.

In 2002, Orbis S.A. hotels generated **operating revenues** of PLN 602.1 million, accounting for 89.3% of the last year's figure and representing 81.6% of the budgeted volume.

In terms of individual departments, the most substantial fall of revenues as compared to the corresponding period of the past year occurred in telecommunications (-19.8%), followed by the room department (-12.6%), food & beverage department (-8.6%) and other revenues (-3.6%). The table below outlines the degree of budget implementation and the growth/decline dynamics achieved in particular departments.

Graph 9 Structure of operating revenues


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
6,6
0,9
34,3
58,2
5,9
33,7
59,6
7,2
0,8
35,1
56,9
2001
plan 2002
2002
Room department
Food&beverage
Telecommunications
Others

Table 5 Operating revenues - the degree of budget implementation

Department	% 2002/2001	% of budget
Room department	**87.4**	**78.0**
Food & beverage department	**91.4**	**85.1**
Telecommunications	**80.2**	**80.0**
Other *	**96.4**	**98.3**
Total	**89.3**	**81.6**

* This item includes: rentals, hotel shops, minibars and other expenses.

In 2002, the **hotels' operating expenses** equaled PLN 252.8 million and were lower than those actually incurred in the past year by 13.4%. The ratio of operating expenses to the operating revenues decreased by 1.3 percentage point and equaled 42.0%. In terms of individual departments, the most substantial reduction of operating expenses as compared to the corresponding period of the past year occurred in telecommunications (-20.2%), subsequently in the food & beverage department (-14.0%), the room department (-13.5%), and other expenses (-4.1%).

Orbis hotels generated 85.9% of the operating expenses projected in the budget. The level of the remaining expenses corresponded to the volumes projected in the budget. The table below outlines the degree of budget implementation and the growth/decline dynamics achieved in particular departments. It is worthy of note that the decline of operating expenses as compared to 2001 in all departments exceeds the reduction in revenues, which is a result of a substantial rationalization of costs by way of limiting employment.

Table 6 Operating costs - the degree of budget implementation

Department	% 2002/2001	% of budget
Room department	**86.5**	**84.9**
Food & beverage department	**86.0**	**85.3**
Telecommunications	**79.8**	**85.1**
Other *	**95.9**	**100.3**
Total	**86.6**	**85.9**

* This item includes: rentals, hotel shops, minibars and other expenses.

As a result of the above outlined changes in the expense and revenue structure, the **operating income** generated by hotels reached PLN 349.3 million. This figure is by 8.6% less than in the past year and by 21.2% less than projected in the budget. The operating income in the food & beverage department grew by 8.0% as compared to the past year. The remaining services were on a level similar to that of the past year (decline by 3.4%). The table below outlines the performance of individual departments in comparison with the corresponding figures generated in the past year and with the budget.

Table 7 Operating income - the degree of budget implementation

Department	% 2002/2001	% of budget
Room department	87.7	76.0
Food & beverage department	108.0	84.5
Telecommunications	82.1	65.3
Other *	96.6	97.4
Total	91.4	78.8

* This item includes: rentals, hotel shops, minibars and other expenses.

Graph 10 Structure of the operating income


73,8%
17,6%
8,2%
0,3%
Room department
Food & beverage department
Telecommunications
Others

The **undistributed operating expenses** actually incurred in 2002 accounted for 87.8% of their budgeted volume. None of the individual items within the undistributed operating expenses category exceeded its volume planned in the budget.

As compared to 2001, the undistributed operating expenses fell by 7.5%. Growth of expenses occurred only in the category of energy costs (by 2.0%). The ratio of undistributed expenses to operating revenues in 2002 equaled 30.7%, reflecting a growth by 1.1 percentage point as compared to 2001.

During the reporting period, Orbis hotels generated a total **gross operating profit** amounting to PLN 164.8 million. This figure represents a 9.8% decline as compared to the past year and a 29.4% reduction in comparison with the budget. At the same time, the G.O.P ratio to sales improved by 0.3% and equaled 27.4%. Improvement of efficiency is an outcome of clear cut-back of operating expenses.

6.2. Factors Affecting the Revenues

The revenues generated by the Company are an outcome of the results generated by individual branches and are dependant upon both the sales structure as well as the set of local conditions and external factors describe in point 2.1. However, certain general conclusions pointing out to the underlying factors which had a major impact upon the overall financial standing of the Orbis Group as a whole can be drawn.

Amongst the departments which have a major impact upon the structure of revenues, the sales reductions in the year 2002 affected to a greater degree the room department than the food & beverage department. The following factors predetermined the decline of the Company's revenues:

- declining number of tourist arrivals into Poland as well as deterioration of the internal business traffic coupled with the growth of competition, both on the part of hotels belonging to large corporate institutions or foreign hotel chains as well as small private hotels offering a cosy environment, which resulted in a decline of occupancy rate,
- drop of the Average Daily Rate as a result of increased share of tourist guests segment, which generates a lower Average Daily Rate, in the guest structure accompanied by a simultaneous decrease of the share of business guests in the structure of rooms sold,
- continued decrease in the sales of telecommunication services directly related to the decline in the number of guests in hotels as well as the steadily growing proliferation of mobile phones.

For the purpose of analyzing the revenues, it is worthy of note that the sales of the remaining services (other than the rentals, hotel shops and minibars) increased by 7.4%. These services are ancillary towards the core operations (in 2002, they constituted 2.5% of the operating revenues). Nonetheless, figures demonstrate the growth of these services, resulting in an extension of the scope of services offered to the guests (including a growth of revenues from recreation).

For the purpose of improving the performance, as well as the most effective elimination of the impact of negative factors outlined above, the Company undertook several actions having a positive effect upon the Company's revenues. These efforts include actions described in points 4.1 and 4.2 pertaining to the improvement of the quality of hotel and food & beverage services, as well as, in addition:

- on-going intensification of marketing and commercial efforts, including organization of special food & beverage events,
- efforts aimed at systematizing the hotel base with a view to offer separate products to various guest segments,
- carrying out modernization works aimed at improving the technical standards and standards of equipping the hotels, thus raising the quality of services offered, so as to allow for the increase of the average rate,
- systematic monitoring actions aimed at maintenance and raising the standards of quality of service and equipment,

- above-mentioned expansion of the scope of services offered in order to adjust them in a better manner to the needs of specific guest segments.

6.3. Cost Drivers

The analysis of cost drivers in 2002 points to the costs of the core operations, i.e. room and food & beverage departments, and their structure as the main areas to a large extent predetermining the opportunities for improving efficiency. They also demonstrate the effect the individual departments have on the overall performance.

In the room department, 64.4% of operating expenses are payroll and related expenses (their ratio to sales amounts to 15.9%). Costs of operating supplies account for 11.8% of the total room department expenses (their ratio to sales amounts to 2.9%). The ratio of other expenses in the total room department expenses is 23.8%, while the ratio to sales of the above costs equals 5.9%.

In the food & beverage department, the payroll & related expenses account for 59.9% of the total operating costs, costs of food & beverage sold contribute 27.4%, costs of operating supplies contribute 5.4% and other costs 7.3%. The year 2002 marked a decisive improvement of the expenses to revenues ratio in this department of the Company's operations, as presented on the chart below. The payroll & related expenses ratio to the sales declined by 3.6 percentage points and reached the level of 42.5%. It is primarily the effect of restructuring efforts. The ratio of food & beverage costs to revenues has also declined (20.8% as opposed to 21.9% in 2001).

Graph 11 Operating costs versus operating revenues - gross % ratio


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
25,0%
22,7%
24,8%
75,4%
70,7%
70,9%
79,3%
74,0%
78,8%
33,3%
32,5%
33,1%
43,3%
39,9%
42,0%
Room department
Food & beverage department
Telecommunications
Other
Total
Actual performance in 2001
2002 plan
Actual performance in 2002

Apart from the operating expenses, the operating performance measured by gross operating profit is affected by the undistributed operating expenses and their structure.

The structure of the undistributed operating expenses is presented below:

Graph 12 Structure of undistributed operating expenses


Property operation and maintenance 32.4%
Admistrative and general 31.0%
Energy 20.5%
Marketing 16.1%

In respect of undistributed operating expenses, the ratio of payroll & related expenses to total operating revenues declined as well. In 2002, the payroll & related expenses ratio to sales reached the level of 12.2% (12.5% in 2001), which coupled with a decline of revenues means a substantial reduction of these expenses.

The following conclusions can be drawn from a comprehensive analysis of operating expenses and undistributed operating expenses' cost drivers in 2002:

a) factors contributing to cost curbing and increased effectiveness:

- on-going cost control and cutting-down expenses, primarily payroll & related expenses by way of their limitation and changes in works organization, allowing to maintain the proper rations despite decline of operating revenues,
- continued implementation of a restaurant chefs' surveillance program which significantly improved the efficiency in the food & beverage department,
- monitoring of the costs of food and beverage sold,
- search for the best suppliers of goods to ensure all the services offered by the hotel,
- applying modern IT solutions during modernization works and replacement of equipment,

b) factors contributing to higher overall costs:

- growth in the prices of goods and services in the market,
- increased costs of materials used in repairs and maintenance, refurbishing services and other services rendered by third parties in individual departments of the Company's operations;
- increased marketing costs as a result of advertising and launching new marketing programs which, however, are anticipated to bring around positive effects in terms of increased sales.

In general, the operating performance of Orbis S.A. hotels reflects the diminished inflow of incoming traffic, decreasing share of revenues from domestic tourism as well as unfavorable economic environment.

7. Employment and Payroll & Related Expenses

7.1. Employment Level and Structure

In 2002, the average employment in the Company, calculated in terms of full-time posts, amounted to 6 689.2 posts. As of January 1, 2002, a total of 7 101 persons were employed in the Company, while as of December 31, 2002 this number fell to 6 218, of which 5 965 (96%) were full-time employees (also seasonal or temporary employees) – and 253 persons (4%) worked as part-time. 47 employees has the status of employed pensioners. As of December 31, 2002, the Management Board's Office employed 258 persons, and the Branches employed 5 960 persons. The smallest Branch employed 18 persons (Motel Wrocław), while the largest, 368 (Novotel Centrum Warszawa).

The largest group of employed were females in the 41-50 age group with the total average length of employee's service amounting to 25 years (32.46% of all the employed), as opposed to the least numerous employee group, i.e. females in up to the age of 30 with the total average length of employee's service amounting to 6 years and 4 months (5.73% of all the employed). The average length of employees' service in 2002 did not alter substantially from that in 2001.

Table 8 Structure of employment by age (as of December 31, 2002)

Age groups	Total in %	of which, according to sex, in %	
		Females/ total females	**Males/ total males**
Up to 25	3.84	2.61	6.12
26 – 30	6.9	6.25	8.11
31 – 35	11.56	10.88	12.8
36 – 40	15.11	14.44	16.37
41 – 45	20.97	22.86	17.46
46 – 50	24.22	27.14	18.78
51 – 55	13.68	13.75	13.57
56 – 60	2.98	1.76	5.22
61 – 65	0.61	0.21	1.38
Above 66	0.13	0.1	0.19
Total	100	100	100

In the year 2002, a total of 209 employees were enrolled in the Company, of which 34 persons resumed work following the expiry of their up-bringing or non-payable leaves while 21 changed their employer as a result of internal employment shifts. Other employees were recruited as seasonal employees (short-term employment contracts), or for the purpose of filling-in vacancies in operational positions in branches or were involved in the putting into operation of Resort&SPA at the Mrongovia Hotel in Mrągowo (29 persons).

In the reporting period, 1 366 employees, representing 19.2% of persons employed as at the beginning of the year, were laid off as a result of the implementation of employment optimization and restructuring program. Out of the total number of laid-off employees, 162 persons retired and 38 persons took up-bringing and non-payable leaves. Further, 554 persons were laid off following the termination of their contracts by employer, 29 persons terminated their employment contracts themselves. Contracts concluded with 26 persons were dissolved in connection with their incapacity to perform work. In respect of the remaining 557 persons, who had been made redundant, their employment contracts were either dissolved upon a mutual agreement between the employee and the employer after the lapse of duration for which the employment contracts had been concluded or terminated as a result of the so-called disciplinary layoffs or expiry of the employment contract.

One branch, i.e. Novotel Centrum Warszawa, launched a throughout restructuring by means of mass redundancies. Lay-offs in the liquidated Sofitel Kraków Branch have also been carried out by way of mass redundancies.

The average employment in the Company during 2002 was by 11.9% lower as compared to the past year. The largest reduction (by 14.3%) took place in respect of the property operation. A decline of employment by 13.0% in operating departments is a result of a reduction, by 16.0%, of the staff in the segment providing ancillary services to hotel operations (i.e. laundry, various services and facilities, hotel shops), food and beverage department (by 13.6%) and room department (by 11.5%). In the general administration (accounting, IT, administration and management), the number of posts fell by 11.4%. A growth in the number of posts in the Management Board's Office is a result of setting up of the Central Sales Office during the second half of 2001.

The employment level in the fourth quarter of 2002 was by 4.5% lower than the average employment in the previous quarter. This was mainly a result of the accelerated pace of implementing the employment optimisation program and the liquidation of the Sofitel hotel in Cracov. Leaving out the Sofitel hotel in Cracov, the employment level was by 3.5% lower than in the third quarter. In the preceding quarters the pace of staffing level reduction stayed below 2.2%.

Table 9 Employment in Orbis S.A. (by posts)

	Jan-Dec 2002	Jan-Dec 2001	Jul-Sept 2002	Oct-Dec 2002
Head Office	250.5	221.3	250.4	251.4
Accounting & IT	530.5	630.3	518.1	516.1
Property operation & maintenance	667.4	779.2	661.5	634.1
Administration & general	310.2	318.8	305.6	292.2
Operating departments	4 727.3	5 435.1	4 728.5	4 465.7
Marketing	203.3	209.2	199.3	201.5
TOTAL:	**6 689.2**	**7 593.9**	**6 663.4**	**6 361.0**

The employment per room ratio in hotel branches fell from 0.71 to 0.62. This ratio calculated without the Sofitel hotel in Cracov equalled 0.58.

As a result of liquidation of 810 work posts, the value of severance and compensatory payments paid out equalled PLN 13 276.5 thousand. These costs were by 0.8% higher than planned.

The value of employee remuneration equalled PLN 200.7 million and was by 12.1% lower than in the preceding year. The average remuneration of PLN 2 500 was by 0.2% lower than in the past year.

7.2. Payroll & Related Expenses and Effects of Restructuring

The implementation of employment optimisation program and the tightening of the payroll policy enabled to reduce payroll & related expenses in hotels by 13.3% as compared to the preceding year, and by 10.9% as compared to the budget projections. The ratio of payroll & related expenses to operating revenues of the hotel group amounted to 37.0% and was by 1.1 percentage points lower than during the past year. The ratio calculated excluding the Sofitel hotel in Cracov further decreased by 1.6 percentage points.

As a result of a significant reduction of employment, the outsourcing costs increased as follows:

Table 10 Outsourcing costs (in PLN '000)

	Jan-Dec 2002	Jan-Dec 2001	Jul-Sept 2002	Oct-Dec 2002
Outsourcing costs	22 557.1	20 827.9	6 552.5	5 539.0

Considerable acceleration of the pace of employment restructuring in the fourth quarter as well as verification of the assumptions made in the 2003 budgets with the view of effecting most of the redundancies planned in the first half of the year, coupled with maintenance of a tight payroll discipline, should bring about further reduction of the payroll & related expenses also in 2003.

7.3. Payroll System and Employment Regulations

The year 2002 brought the continuation of the process, imitated back in 2001, aimed at the unification of the payroll systems and the extent of employee's benefits in Orbis S.A. The issues pertaining to he payment of the bonus salary (the so called "fourteenths salary") have been amended and regulated in a protocol to the Interdepartmental Collective Labor Agreement. The terms and conditions of supplying employee meals have been adjusted to the requirements of the chef settlement system and work hours, which led to their substantial simplification. A Branch Director remuneration system, consistent with the principles of interval assessment, has been introduced. Furthermore, the system of awarding bonuses to employees of the Central Sales Office has been amended by way of linking the bonuses to growth of sales.

The Accor cards granted to employees of hotels operating under Accor brands have been updated.

7.4. Personnel Policy

Alike the year 2001, the personnel policy focused on the monitoring of employment restructuring and optimization process, also in the light of amendments to legislation, which have been reflected in the Annex to the Social Pact. Special emphasis was laid on efficient formation of organizational structure coupled with shaping the scope of employee powers for particular posts and communicating the changes. Permanent improvement of skills pertained predominantly to the middle-level management and executives and was to a large extent related to transfer of training courses and know-how into the organization. The system of employee assessment was introduced at the level of Branch Directors.

7.5. Social Benefits

Orbis S.A. branches establish their own social benefits' funds in accordance with the provisions of the Act of March 4, 1994, on Establishment of Social Benefits' Fund (consolidated text: Official Journal "*Dz.U.*" of 1996, No. 70, item 335, as amended). Disbursements from fund are allocated primarily for: additional financing of holiday rest for employees and eligible members of their families; granting material or financial aid to persons who found themselves in financial difficulties, additional financing organized by branches for employees' participation in cultural, educational, sport and tourist events, additional financing of housing needs of employees, in the form of repayable and low-interest home loans.

The above opportunities are also availed of by retired persons, who acquired the rights to retirement benefits directly upon the termination of their employment in the Company. In the year 2002, the funds allocated for the above-mentioned purposes for the whole Company equaled PLN 8,170,920, of which the contribution to the social benefits' fund totaled PLN 5,189,194 in the year 2002.

8. Analysis of the Company's Balance Sheet

As of December 31, 2002, the balance of the company's assets and liabilities equaled PLN 1 377 402 thousand, which means that it remained at almost the same level as of the end of the year 2001.

8.1. Assets

In Orbis S.A. the structure of assets is traditionally dominated by fixed assets, the ratio of which to the total assets equalled 85.7% as at the end of the year 2002. In the structure of the fixed assets, the main item is the tangible fixed assets (95.1%).

The value of fixed tangible assets fluctuated slightly in the course of normal operations of the Company. The balance of long-term investments decreased by 59.8%, yet due to their insignificant share in the structure of the total assets, it did not considerably affect the assets. Changes of long-term investments related to the sale of a company established under the Dutch law and operating under the business name of AWSA Holland II BV as well as the reclassification of part of some buildings from long-term investments to short-term ones and two companies - Polcard S.A. and POLORBIS Reiseunternehmen GmbH located in Kolonia.

As a result of presented changes the balance of fixed assets as at the end of 2002 decreased by 4.8% as compared to the end of 2001.

In 2002, the balance of current assets grew by 37.0% as compared to 2001. Their share in the Company's assets has also increased, from 10.4% to 14.3% respectively. The reasons for such a change were as follows:

1. increase in the balance of cash and cash equivalents by 71.5% as a result of inflow of funds from the sale of AWSA Holland II BV.
2. increase by 3.3% of the balance of short-term receivables, predominantly short-term debtors,
3. decrease in the balance of stocks by 19.2% as a consequence of the Company's deliberate policy.

8.2. Liabilities

Some minor changes in the Company's equity took place throughout the year 2002. As a result of these changes, equity at the end of 2002 remained at the level from 2001. Equity continues to account for 85% of total liabilities of the Company.

Supplementary capital grew by 5% as a result of allocation of past year's profit for supplementary capital and reallocation of amounts from the revaluation capital in relation to the sale of fixed assets. The revaluation capital went down by 6.2% as compared to the end of the year 2001 as a result of reclassification of revaluation capital regarding liquidated and sold fixed assets to supplementary capital and the reclassification of long-term investments to short-term ones.

Creditors and provisions for creditors declined slightly by 1.5%. As compared to the past year, changes took place in respect of the following items:

- decline of the balance of short-term creditors (32.4% of total creditors) by 26% as a result of repayment of loans incurred in the past years,
- growth of long-term creditors as a result of disbursement of a subsequent tranche of a consortium loan,
- decline in the balance of provisions for creditors by 12.5%: utilization and dissolution of a part of the provision brought down the value of provision for pension benefits and other similar purposes by 20%; other provisions including provisions for payments to employees, franchise fees, provisions for payments of official and public nature and other declined by 10%.

9. Ratio Analysis of the Financial Statements

On the basis of the company's financial statements (the balance sheet and the profit and loss account), an analysis of the Company's performance on the basis of the following categories of ratios: profitability, turnover and financial has been made.

9.1. Profitability Ratios

Return on equity (ROE)

Return on equity (ROE) in 2002 was at the level of 2.65% and was by 1.7 percentage points lower than in 2001. This change is attributable to the decline of the net profit by 39% as compared to the year 2001, since the change in equity does not exceed 1%.

Return on assets (ROA)

Return on assets (ROA) in 2002 equaled 2.25% and was by 1.5% lower than that achieved in 2001 (3.7%). The deterioration of this ratio is mainly as a result of a decrease in the net profits as compared to the past year (by 39%), while the balance of assets remained on the level reported at the end of the past year.

Return on sales (ROS)

Return on sales (ROS) in 2002 reached the level of 5.11%, reflecting a reduction by 2.5 percentage points as compared to the year 2001 (7.58%). This was caused primarily by a decline of the net profit in 2002 and, to a less extent, decline of revenues from the sale of products and services, which in 2002 were by 10.8% lower than in 2001.

Gross profit / Net sales Ratio

The 2002 ratio was 7.31%, while in 2001 it reached the level of 10.71%. The decline of the ratio by 3.4 percentage points is predominantly attributable to the impact of the lower level of gross profit (decline by 39%).

9.2. Turnover Ratios

Debtor collection period ratio

Debtor turnover period ratio in 2002 increased by 2 days as compared to 2001 and equaled 12 days. The ratio of trade debtors to the total debtors declined from 56.4% at the end of 2001 to 53.9% at the end of 2002. As at the end of 2002, trade debtors accounted for 98.8% of their value in 2001, while revenues from the sale of products and goods declined by 10.8%.

Creditor turnover period ratio

In 2002, the creditor turnover period ratio was 16 days as compared to 15 days in 2001.

The ratio of trade creditors to the total short-term creditors grew from 31.6% at the beginning of the year to 39.7% at the end of 2002. At the end of 2002, the value of creditors was by 7.1% lower than in 2001.

Inventory turnover ratio In 2002, this ratio equaled 7 days as compared to 8 days at the end of the year 2001. This was the result of both the decline of the volume of stocks as well as the revenues from the sale of products and goods, respectively by 19.2% and 10.8%. The lower the inventory turnover ratio, the shorter the cycle of stock use-up and the lower the costs related to investment in raw materials, work in progress and finished goods.

9.3. Financial Ratios

Debt to equity ratio

At the end of 2002, this ratio remained at more or less the same level of around 15%, the reason being an absence of changes in the amount of creditors (creditors and provisions at the end of 2002 accounted for 98.5% of the figures reported in 2001) as well as in the amount of total liabilities.

Fixed asset cover ratio

In 2002, the fixed asset cover ratio increased by 3.87 percentage point as compared to the year 2001, and amounted to over 100%, which is considered a safe level. In the light of decrease of both the level of equity as well as provisions and fixed assets, it means that the pace of reducing the value of equity and provisions is lower than that of the fixed assets. The balance of fixed assets declined throughout the year 2002 by 4.9%, equity by 0.4%, while provisions declined by 12.5%.

Current Ratio (CR) and Quick Ratio (QR), i.e. the so called Acid-Test Ratio

The evaluation of the Company's ability to meet its current liabilities was performed with the use of the Current Ratio (Working-Capital Ratio) - CR and the Quick Ratio - QR, which is also called the Acid-Test Ratio.

Current Ratio (CR) reflects the ratio of current assets to current liabilities. In 2002, the ratio reached a satisfactory level CR=3.35, reflecting a high degree of blocking current assets in overall assets. On the other hand, the Quick Ratio (QR) representing the ratio of the liquid (current) assets less the stocks to the current liabilities equaled QR=3.16 in 2002.

The value of both the ratios declined as compared to 2001. The reason for this decline is a substantial growth of funds and other cash assets in 2002 as a result of disposal of investments.

9.4. Other Ratios Measuring the Performance of the Company

Working capital turnover ratio

The working capital turnover ratio measures the rate of turnover of working (circulating) assets. The higher the ratio, the better the Company's financial standing. In 2002, the ratio equaled 3.1, while in 2001, 4.7, which means the said ratio declined by 1.6 percentage points.

Fixed assets turnover ratio

The fixed asset turnover ratio measures the effective use of fixed assets for the purpose of generating sales revenues. In 2002, the ratio equaled 0.52, which means that each PLN 1 worth of fixed assets engaged in the business contributed, on average, PLN 0.52 to the total sales revenues. In 2001, the fixed assets turnover ratio equaled 0.55.

BALANCE SHEET RATIO ANALYSIS

Ratio			Year 2002		Year 2001		Change of the ratio (+,-)
			Value	Ratio	Value	Ratio	
2			3	4	5	6	7
ability ratios							
rn on equity (ROE)	=	**Net profit (loss)** / Equity	31 057 / 1 170 396	2.65%	51 643 / 1 175 150	4.39%	- 1.7 points
rn on assets (ROA)	=	**Net profit (loss)** / Total assets	31 057 / 1 377 402	2.25%	51 643 / 1 385 267	3.73%	- 1.5 points
s return on sales	=	**Gross profit (loss)** / Net sales	44 436 / 608 155	7.31%	72 994 / 681 496	10.71%	- 3.4 points
eturn on sales	=	**Net profit (loss)** / Net sales	31 057 / 608 155	5.11%	51 643 / 681 496	7.58%	- 2.5 points
over ratios *							
r collection period ratio	=	**Trade debtors * 365 days** / Net sales	7 008 365 / 608 155	12	7 099 615 / 681 496	10	+ 2
itor turnover period ratio	=	**Short term trade creditors * 365 days** / Net sales	9 709 000 / 608 155	16	10 445 570 / 681 496	15	+ 1
tory turnover ratio	=	**Stocks * 365 days** / Net sales	4 130 705 / 608 155	7	5 112 920 / 681 496	8	- 1
ncial ratios							
to equity ratio	=	**Total debt + special funds** / Total assets	207 006 / 1 377 402	15.03%	210 117 / 1 385 267	15.17%	- 0.14 points
asset cover ratio	=	**Equity + reserves** / Fixed assets	1 255 060 / 1 180 088	106.35%	1 271 896 / 1 241 088	102.48%	+ 3.87 points
ent ratio	=	**Current assets** / Current liabilities #	197 314 / 58 866	3.35	144 179 / 81 261	1.77	+ 1.58
ratio	=	**Current assets – stocks** / Current liabilities #	185 997 / 58 866	3.16	130 171 / 81 261	1.60	+ 1.56

pecial funds
rs, creditors and stocks as of December 31, 2002 and December 31, 2001

Assets turnover ratio

The asset turnover (productivity) ratio is the most comprehensive index measuring the performance of all the company's assets. The 2002, the asset turnover ratio in the Company equaled 0.44 as compared to 0.49 achieved in 2001.

Asset cover ratio

The asset cover ratio measures the direct proportion between total debt of a company and its assets which could be liquidated in order to cover the debt. Hence, this ratio demonstrates the extent to which the net (depreciation-adjusted) profit after taxation covers a solvent payment of the company's liabilities. In 2002, this ratio in Orbis S.A. equaled 0.5 as compared to 0.6 in 2001.

10. Cash Flow Account

The net cash flows from operating activities equaled PLN 71 851 thousand in 2002 and accounted for 67.6% of the past year's result. The accrual-based net cash flow of PLN 31 057 thousand generated in 2002 was lower than the net cash flow from operating activities. This means that the value of cash at the Company's disposal exceeded the profits reported in the profit and loss account. The cash productivity ratio equaled 43% in 2002.

Receipts from investment operations generated by the Company were derived mainly from sale of financial fixed assets in affiliated companies, sale of real property and sale of fixed assets. On the other hand, expenditures related mainly to acquisition of tangible fixed assets in the course of the continued modernization of the hotel base. Receipts from investment activities were by 3% higher than in 2001, while expenditure on investment activities accounted for 48% of the past year's figure.

Receipts from financial activities were derived mainly from the long-term credit incurred by the Company, while expenditure consisted of repayment of short-term bank credit and loans, interest paid as well as the distribution of dividend for the year 2001. Receipts from financial activities were by 9.6% higher while expenditure on financing activities was twice as high as in 2001.

Despite a negative net cash flow from investment operations, the Company closed the year 2002 with a positive net cash flow balance.

The ratio analysis based on the cash flow account supplements the ratio analysis of the remaining sections of the financial statements. The basic information for the analysis is contained in the cash flow statement. However, in order to enhance the applicability of the analytical results, figures from the balance sheet and profit and loss account are used as well.

Cash Productivity Ratios

Ratios of this category reflect the company's cash productivity. Ratio No 1 defines the ratio of net profits disclosed in the profit and loss account to cash flow from operating activities (CF op.). The remaining ratios show the proportion of net cash flow from operating activities (CF op.) to sales, assets in the balance sheet, and equity.

Ratio of net profits to net cash flow from operating activities

$$\frac{net\ profit}{\ldots} = \frac{31057}{\ldots} = 43.2\%$$

The greater the ratio of profit in cash flow from operating activities, the greater the role of profit as a source of financing investment and financial operations. The ratio of accrual-based to cash-based result of 43% in 2002 deteriorated as compared to the level of 48% reported in the year 2001.

Ratio of net cash flow from operating activities to net sales revenues

$$\frac{CF\ op.}{net\ sales\ revenues} = \frac{71\,851}{608\,155} = 11.8\%$$

The ratio of sales productivity in terms of cash generated is complimentary towards the traditional measure of sales profitability. It measures the quality of sales revenues i.e. degree to which revenues have been collected in cash. The higher the ratio, the better.

According to the above calculations, every PLN 100 in sales revenue generates PLN 11.8 in cash and cash equivalents.

In 2002, sales revenues generated 11.8% of the net cash flows from operating activities, representing a decline as compared to the level of 15.6% in 2001.

Ratio of net cash flow from operating activities to total assets

$$\frac{CF\ op.}{total\ assets} = \frac{71\,851}{1\,377\,402} = 5.2\%$$

The ratio of assets' productivity in terms of cash generated reflects the general assets' ability to generate positive net cash flows from operating activities. The ratio in 2001 equaled 5.2% and deteriorated as compared to the year 2001 (8.2%).

Ratio of net cash flow from operating activities to equity

$$\frac{CF\ op.}{equity} = \frac{71\,851}{1\,170\,396} = 6.1\%$$

This ratio of equity productivity in terms of cash generated measures "cash generating ability" of capital invested by the Company's owners. It shows how much cash is generated by each unit of equity.

In 2002, every PLN 100 of invested equity produced PLN 6.1. For the sake of comparison, in 2001, the same PLN 100 produced PLN 9.7.

11. Finance and Financing Requirements

The need for financing in the fourth quarter of 2002 was driven, apart from requirements resulting from the operations of the Company, by investment expenditure (mainly for modernisation and development of the Company's branches) which amounted during fourth quarters of 2002 PLN 74.2 million.

Within the framework of the financial operations, the need for funds was a result of the repayment of capital instalments of two loans granted by the Bank for European Co-operation and the Polish Agency for Tourism Promotion (*Polska Agencja Rozwoju Turystyki*).

As a result of curbing the investment outlays and the completed settlement under the sale of shares in AWSA Holland, the Company reported a high level of liquid assets at the end of its reporting period, i.e. PLN 130.0 million, of which it temporarily allocated free funds

funds for the expected settlement under the contemplated transaction of purchase of Accor hotel assets.

The remaining current outstanding debt of the Company as of December 31, 2002, consisted of two long-term loans granted by the State Treasury, two long-term loans from the former Main Committee of Physical Culture and Tourism (GKKFiT) and a syndicated loan drawn in the year 2001, which add up to a total of PLN 57.514 thousand (excluding accumulated interest, including the anticipated capital instalments during the period from January 1, 2003, till December 31, 2003, in the amount of PLN 8 585 thousand).

During the fourth quarter, the average interest rate for the three loans, which bear floating interest rates, was at the level of 5.08% p.a. (as compared to 6.06 % p.a. in the third quarter of the year), while one loan bears a fixed interest rate of 15% p.a. The interest rate of the foreign currency syndicated loan during the reporting period was 3.97% p.a. (i.e. by 0.23 % below average in the third quarter of 2002).

The terms and conditions of the loan agreements are strictly observed and do not cause any deviations from the adopted stipulations regarding both the schedule of repayment as well as collateral.

In the fourth quarter of 2002, the work on laying down and implementation of the principles of managing the forex risk and interest rate risk in the Company was completed. The Risk Committee was appointed, which shall be responsible for preparing appriopriate reports and current evaluation of forex risk and interest rate risk as well as drawing conclusions with respect to implementation of adequate hedging instruments in accordance with accepted rules. The Strategic Objectives for 2003 were formulated.

12. The Investment Program and Outlays

12.1. Modernization and Purchase of Fixed Assets

The basic condition for maintenance by Orbis S.A. of its strong position in the hotel business is the consistent continuance of its multi-year program of upgrading its hotels base. The program is implemented in accordance with the established upgrading priorities. These priorities take into account the contribution of individual hotels to the Company's performance, their technical condition, market position and changes in competitive environment.

Slowdown of the economic growth rate brought about a decline in the occupancy rate which resulted in a deterioration of hotels' operating results. Further modernization of properties being of key importance for the Company must, however, be continued due to a growing competition at local markets. Therefore, the Management Board adopted a deliberate policy of focusing on investments in progress or projects which have been prepared in terms of their program or technical aspects as well as deeply veryfied taking into the account market situation and perspectives of capital expenditures return.

Back in 2001, the Management Board made a decision concerning termination or postponement of certain modernization projects, in the case of which the market analysis gave no grounds to continue. In 2002, the company continued to apply more restrictive criteria of assessing investment projects and, in the case of certain projects that had already been approved, recommended a slowdown of the pace when considering the next phases of the works.

Such restrictive policy will be continued in 2003, thus only the priority tasks will be carried out. Investment projects, in case of which abandonment of the contracts which have been executed would result in legal or financial consequences, would be continued. Tasks aimed at ensuring safe operation of the hotel properties as well as technical facilities will be executed as well.

The plan of investment outlays of the hotel branches for 2002 has been approved by the Management Board of Orbis S.A. for an overall amount of PLN 142,474.7 thousand. This amount also included outlays for the purchase of computer equipment, software and development of the central information networks. Detailed information concerning this issue has been contained in chapter 13 hereof.

Investment outlays in 2002 totaled in aggregate PLN 76,779.4 thousand in hotel branches, which means that the budget was executed in 53.9%. The actual spending is by PLN 51 million less as compared to 2001.

The amount of PLN 53,512.1 thousand has been allocated to finance four (4) main projects: Mercure and Novotel Centrum in Poznań, Novotel Centrum in Warsaw and Kasprowy in Zakopane.

Mercure in Poznań – after the completion of the first stage of hotel modernization in the living area in 2002, the modernization of the lower section of the hotel building has been commenced. The investment expenditure equaling PLN 4,962.8 thousand spent on completion of the first phase and commencement of the second phase of the modernization works covered: preparation of technical documents, experts' opinions, investor's supervision, consulting & advisory support of Accor, building and assembly works as well as purchase of furniture and equipment. The remaining fixed assets consumed PLN 182.4 thousand. Total investment outlays in 2002 came to PLN 5,145.2 thousand.

Novotel Centrum in Poznań – investment expenditure in 2002 equaled PLN 18,114.0 thousand. They included a comprehensive modernization of the high section of the hotel building with corridors and technical floors (PLN 17,647.5 thousand). The remaining amount, i.e. PLN 466.5 thousand, was allocated for a current operation of the hotel, i.e. purchase of fixed assets, hardware and software.

Novotel Centrum in Warsaw - investment expenditure totaled PLN 21,965.5 thousand. Five floors in the living area were modernized, including the replacement of the installation & piping, windows and air-conditioning system, furniture and equipment. The telephone exchange has been replaced and fixed assets purchased.

Kasprowy Hotel in Zakopane – the modernization of the living area and multi-purpose rooms with equipment, boiler-room, switching station and lightning was completed in 2002. The total investment expenditure equaled PLN 8,287.4 thousand.

The remaining major investment outlays in 2002 concerned the following hotels:

Mercure Hevelius Hotel in Gdańsk – the total investment outlays in 2002 equaled PLN 1,094.0 thousand. These outlays have been allotted to continued separation of emergency escape routes at the staircase (PLN 158.7 thousand) and the CCTV vision washing area, the front desk, the technical facilities (boiler-room), telephone exchange, and fire prevention installations have been modernized. Purchases of fixed assets included, amongst others, hardware and software. Preparatory works related to installation of air-conditioning in the common area in 2003 have been commenced.

Skalny Hotel in Karpacz – investment expenditure came to PLN 813.8 thousand. 71 living units (without bathrooms) have been modernized with the replacement of the carpeting and equipping hotel rooms with furniture from the Sofitel in Cracov. Modernization has also involved the recreation area, including purchase of equipment. Preparations for the new facade planned for 2003 have been started (PLN 81.8 thousand).

Novotel Rondo Hotel in Katowice – investment outlays in 2002 equaled PLN 2,218.7 thousand. Expenditure related to the continuation of modernization of the living area commenced in the past years, including replacement of furniture, equipment and locks, replacement of installations related to fire safety, AC installations and replacement of the windows equaled PLN 2,022.8 thousand.

Novotel Malta Hotel in Poznań – investment expenditure in 2002 totaled PLN 958.7 thousand. Modernization included corridors adjoining the living units (PLN 134.6 thousand), replacement of doors and locks (PLN 211.4 thousand) and insulation of the facade (PLN 244.7 thousand).

Grand Hotel in Sopot – investment outlays totaled PLN 1,296.1 thousand. This amount was spent on: technical documentation, experts' opinions and substitute investor (PLN 182.5 thousand), building works, external sanitary and sewage installations and internal and external house grease sewage drains, fire prevention installations and development of the leased land. Investment outlays related to the purchase of fixed assets totaled PLN 121.1 thousand.

Helios Hotel in Toruń – total investment expenditure came to PLN 3,300.0 thousand. Modernization included the facade, conference rooms, other generally accessible area, technical elevator, teletechnical installations, fire prevention installations, electrical installations and TV. Moreover, elevators and kitchen lift were also replaced.

The investment expenditure incurred by the branches has been financed by Orbis S.A. from its own financial resources and credit loans incurred for this purpose.

12.2. Repairs and Maintenance

The amount of expenses for repairs and maintenance borne in the costs of the Company in 2002 has been determined in accordance with the economic and finance system of the Company as 2% of the gross value of tangible fixed assets. The plan of repairs and maintenance for hotel branches in 2002 was approved at PLN 22,414.7 thousand. Expenses for repairs and maintenance have been financed from current assets of the branches.

The actual amounts spent equaled PLN 17,631.2 thousand, i.e. 78.7% of the budget. In aggregate, PLN 8 731.7 thousand was spent on repairs, by over PLN 2,000.0 thousand less than in the year 2001. PLN 8 899.5 thousand was spent on maintenance. This level of expenditure is similar to that of 2001.

The reduction of expenses for repairs and maintenance was caused by the systematic replacement of the technical assets of the hotels, implementation of modern solutions, elimination of defects in equipment and installations after modernization, as well as effective execution of maintenance and renovation work during the warranty periods from contractors and suppliers. This allows cutting down the repairs and maintenance costs as well as costs of technical exploitation in the branches.

13. IT Development

In 2002, the Company continued the development of its IT Program adopted for the years 2001 – 2003. Works have been focused on the following tasks:

- maintaining in operation of the IT systems in the hotel branches and in the Management Board's Office,
- adding or replacement of the IT equipment as a result of breakdown or obsolescence (accounting for 20% of the replacement IT technical infrastructure necessary to ensure operational continuity and technological progress),
- central systems.

The budget for IT investments in 2002 equaled PLN 7,000,000. The actual expenditure totaled PLN 6,991,893.

The following projects, initiated in 2001, were implemented in 2002:

- Orbis WAN teleinformatics network,
- MEDIA data base (gathering operating figures of the Company),
- system of hotel commissions settlement for domestic travel agencies (PROWIZJE),
- Focus.

Works related to the building-up of the sales system, covering the following projects:

- corporate customers service system (OKKO),
- reservation and administering hotel resources (HORS),
- Orbis On-Line Reservation and Hotel Services Sale System via the Internet,
- preparation of the new Orbis' Website: www.orbis.pl,

have been commenced.

The above projects will be finalized in the first half of 2003.

The year 2002 further witnessed the implementation of the ASA (Accor Sales Application) system in the Management Board's Office used to the rate management and the TARS reservation system in the following hotel branches:

- Novotel Centrum Branch in Poznań,
- Mercure Hotel Branch in Poznań,
- Novotel Marina Branch in Gdańsk,
- Novotel Malta Branch in Poznań,
- Novotel Bronowice Branch in Kraków,
- Novotel Centrum Branch in Gdańsk,

- Novotel Centrum Branch in Warsaw,
- Hotel Mercure-Hevelius Branch in Gdańsk,
- Novotel Okęcie-Airport Branch in Warsaw,
- Hotel Sofitel Victoria Branch in Warsaw.

14. Orbis S.A. Participation in Other Companies

14.1. Status and Structure of the Investment Portfolio

As of the end of the financial year, the structure of the Orbis S.A. investment portfolio was as follows:

Table 12

Company Legal Status / Corporate headquarters	Initial capital in PLN	Orbis S.A. holdings		% of Orbis votes at the AGM	Core business
		Nominal value in PLN	%		
Subsidiaries					
PBP Orbis Sp. z o.o.[1] Warsaw	16,453,900	11,499,200	69.88	70.41	Travel office - retail and tour operator
ORBIS Transport Sp. z o.o[2]. Warsaw	14,429,300	11,887.300	82.38	84.44	Passenger transport, vehicle rent and lease
Wioska Turystyczna WILKASY Sp. z o.o[3]	1,650,000	1,650,000	100.0	100.0	Hotel, leisure, food & beverage industry
Associated-equity companies					
Globis Poznań Sp. z o.o. Warsaw	8,000,000	2,000,000	25.00	25.00	Office building developer and administrator
Globis Wrocław Sp. z o.o.[4] Warsaw	2,000,000	500,000	25.00	25.00	Office building developer and administrator
ORBIS CASINO Sp. z o.o Warsaw	2,592,000	864,000	33.33	33.33	Casinos and gambling saloons
PH Majewicz Sp. z o.o.[5] Bydgoszcz	4,400,000	2,156,400	49.00	49.00	Hotel and food & beverage industry
Minority equity holdings					
BWE S.A. Warsaw	117,291,500	1,274,900	1.09	1.09	Banking
PPTE DIAMENT S.A. Warsaw	100,000	16,000	16.00	16.00	Employee pension fund
PolCard, S.A. Warsaw	3,030,000	300,000	9.90	11.63	Organization and servicing credit card payments
Polskie Hotele Sp.z o.o. in liquidation Warsaw	125,400	1,000	0.8	0.8	Supplies and training in the hotel industry
Rena Kord S.A. in bankruptcy Łódź	9,468,330	745	0.008	0.008	Production, trade, exports and imports of cotton textiles
TARPAN Sp. z o.o. in liquidation Poznań	45,984,500	36,450	0.08	0.08	Manufacturing of motor vehicles, furniture, trade
Walewice Sp. z o.o. in liquidation Walewice	10,510	4,000	38.05	14.29	Leisure, trade, production of foodstuffs

[1] As a result of cancellation of 1,219 shares from net profit without reducing the initial capital in 2001, the initial capital currently amounts to PLN 16,453,900 and is divided into 163,320 shares at PLN 100 each. Capital decrease was registered in the National Court Registry (KRS) on February 20, 2002.

[2] As a result of cancellation of 3,510 shares from net profit without reducing the initial capital in 2001, the initial capital currently amounts to PLN 14,429,300 and is divided into 140,783 shares at PLN 100 each. Capital decrease was registered in the National Court Registry (KRS) on July 12, 2002.

[3] Previous business name: PORT Silnowa Sp. z o.o. – change in the business name and increase of the capital by PLN 250 by a resolution of an Ordinary General Assembly dated May 17, 2002. Capital decrease was registered in the National Court Registry (KRS) on October 28, 2002.

[4] Shares have not been paid-up. The company did not commence its business operations.

[5] After a decrease of the initial capital by a resolution of the Ordinary General Assembly of Shareholders dated June 9, 2002, by reducing the nominal value of shares by 50% without payments to the Shareholders, the initial capital amounts to PLN 2,202,500 and is divided into 4,405

The portfolio of the Company is diversified and contains investments of a strategic, commercial and restructuring nature.

The **strategic portfolio** consists of shares and interest in the following companies:

a) Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport – daughter companies founded in 1993 in the course of the privatization process of Orbis. A complementary nature of business activities carried out by both these companies and Orbis S.A. predetermined the mutual benefits derived by all the three entities cooperating on the operational level on commercial terms. Each of the daughter companies has a stable financial standing and a steady market position;

b) Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. – real property developers. They have been founded at the end of 2000 together with Globe Trade Centre S.A. as a result of inclusion of the office space development into the strategy of the Company pursued at that time. The Globis Office Centre in Poznań, an "A" class office building with an area of 13,323 m^2 was built during a single year. In the circumstances of the continued downward business trend, the company Globis Wrocław established for the purpose of construction and commercial administration of the "A" class office building in Wrocław did not commence its business operations and so far has suspended collecting payments against subscribed shares;

c) Holdings in the pension fund Polskie Pracownicze Towarzystwo Emerytalne Diament S.A., managing a fund carrying the same name, has been included amongs strategic investments for purely formal reasons: it is a long-term investment, however, as a rule excluding the profit on the capital engaged by the shareholders (by virtue of an Act on Organization and Functioning of Investment Funds). Participation in this investment is an element of the staff-social policy of Orbis S.A. Apart from Orbis S.A., the other shareholders of the Company are as follows: Bank Handlowy S.A., Dominet Bank S.A., the Union of Polish Banks, Silesian University, ZPD Jarlan S.A. and the "Solidarity" Trade Union, Mazowsze Region.

The **commercial portfolio** consists of shares and interest in the following companies:

a) Bank Współpracy Europejskiej S.A.: a small bank oriented at small and medium-sized businesses, budget agencies and managers. The Bank operates since 1990, at present as a private bank, having full foreign exchange license. It focuses on servicing domestic and foreign business and trade, including trade with the Russian Federation (it is one of the very few banks that do so). The prevailing downward business trend has negatively affected the bank's standing and performance in 2002; yet it did not undermine its high solvency ratio;

b) Orbis Casino Sp. z o.o.: a company founded in 1989 and at present running 10 casinos (out of the overall number of 25 casinos operating in Poland) and 3 game parlors located, except for the casino in the Business Centre in Łódź, in leased premises in Orbis S.A. hotels. Orbis Casino is a second, immediately following the Casinos Poland, company in the market of gambling, mutual bets and slot machines. Certain factors, such as the economic downward trend, this type of entertainment turning démodé, and primarily the legal regulations including: ban on advertising, limiting down the number of casinos and a lump-sum tax of 45% settled on a decade basis introduced in 2000 in place of the progressive tax settled on the monthly basis eliminate small casinos in small locations and put a question over the future of this

Lublin (2002) by Orbis Casino and locating gambling centers outside hotels so as to give them a chance to attract new customers. The financial condition of the Company does not give rise to apprehension;

c) PolCard S.A.: the first and Poland's largest authorization and clearing of credit card transactions center on the market. In terms of the number of commercial and service outlets using its services, the value and number of transactions, the company's share in the market in 2002 equaled around 60%. Orbis S.A. together with the remaining banks-shareholders of the company participated since over a year in the process of selling the shares in PolCard.

d) Hotel company Przedsiębiorstwo Hotelowe MAJEWICZ Sp. z o.o.: a company established for a limited period of time, until December 31, 2007, as a result of a composition agreement with the successors of the owners of the hotel Pod Orłem in Bydgoszcz in 1993. Orbis S.A. entered into the contract concerning managing the hotel for the same period of time, further replaced, as from January 2001, by a franchising agreement for an identical term;

e) Wioska Turystyczna WILKASY Sp. z o.o (former PORT SILNOWA Sp. z o.o.): a company running leisure centre. The village offers accommodation and food & beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotels, though in a segment of less expensive tourist offer. In the reporting year, the determination of issues pertaining to ownership of the land has been finalized and the business name of the company changed for marketing purposes. The financial situation of the company is stable, though it does not permit financing modernization and building of infrastructure which is essential if the company were to maintain its market position in the conditions of the developing competition and progressive loss in the value of the property.

The restructuring portfolio includes shares and interest subscribed in the course of debt-for-equity swaps in the course of composition between debtors and creditors or in companies with are deprived of development potential.

The restructuring portfolio includes the following companies:

a) Polskie Hotele Sp. z o.o. in liquidation,

b) Rena Kord S.A. in bankruptcy,

c) Tarpan Sp. z o.o. in liquidation,

d) Walewice Sp. z o.o. in liquidation.

The reduction of the portfolio will proceed progressively, following the development of the initiated liquidation and bankruptcy proceedings, the time horizon of which is difficult to predict. The only exception is Tarpan, where liquidation is planned after dealing with the issues of ownership title to a part of land throughout the years 2003/2004. Furthermore, only in the case of this company, it is feasible to count on the recovery of a part of the invested capital. An infinitesimal participation of the Company in the above-mentioned 4 companies, which jointly does not exceed PLN 50 thousand, will not affect the financial standing of Orbis S.A.

POLORBIS Reiseunternehmen GmbH with its registered office in Köln is the only one foreign law company. It is a travel agency specializing in incoming traffic into Poland a tour operator and retail travel agency, building up its offer mainly on the basis of the offer of Orbis S.A., Orbis Travel and Orbis Transport. For 30 years the company enjoys a sound market position and has a stable financial standing. It belongs to a group of small travel agencies (as opposed to giants such as for instance TUI), which are particularly prone to business trend fluctuations and a closely related group of travel agents. In 2003 liquidation procedure of this company was started.

14.2. Changes in the Investment Portfolio and Financial Fixed Assets

In December 2002, shares in the Dutch company operating under the business name AWSA Holland II BV were sold at a price of PLN 61.4 million. Within the framework of this transaction, the title to shares in „Autostrada Wielkopolska" S.A. with its registered office in Poznań have been transferred to the buyer.

14.3. Activities plan for I quarter and 2003

1st quarter	
PolCard S.A.	Disposal of shares: On February 28, 2003, Orbis S.A. acting jointly with six other shareholders holding in aggregate 99.67% of the initial capital of PolCard S.A., signed an agreement for the sale of all the Company's holdings in PolCard (3,000 shares) having a total nominal value of PLN 300,000 and constituting 9.9% of the Company's initial capital for a price constituting in Polish zlotys an equivalent of US$ 5,940,600. The transfer of shares to the buyer and payment of the price is conditional upon obtaining consent of the President of the Office for the Protection of Consumers and Competition and upon waiver by the Polish Banks' Association of its pre-emptive rights. The closure of the transaction is planned at the end of the semi-annual period this year.
2nd -3rd quarter	
HEKON Hotele Ekonomiczne S.A. **Société d'Exploitation HOTEK Sp. z o.o.** **Muranowska Sp. z o.o.**	Purchase of shares and interest: Entry of Accor S.A. into the Company in 2000 as a strategic investor from the same sector was closely related to the intention of concentrating the future business of hotel operators on the Polish market, as stipulated amongst others, in the Orbis S.A. share purchase agreement executed wit the State Treasury. 13 Accor hotels operating under the Mercure, Novotel and Ibis brands are grouped in the following companies: Hekon, Hotek and Muranowska (hotel under construction). The progress of the on-going due diligence and financial analysis allows predicting that the transaction will be ready for closure at the end of the semi-annual period of 2003.
Wioska Turystyczna WILKASY Sp. z o.o.	Lease of the company's business: End of the negotiations conducted with the potential lessee should take place on such a date so as to allow concluding the lease agreement possibly before the beginning of the tourist season. One of the elements of the agreement would be to arrange the investment & modernization program and to finance it from lessee's funds

15. Plan of Hotel Affiliation With Accor Brands

The terms and conditions of affiliating Orbis S.A. hotels with the Accor hotel network have been set down in the General Franchising Agreement (Agreement) concluded on July 26, 2000, by and between Orbis S.A. and Accor Polska Sp. z o.o. The above-mentioned terms and conditions, the list of Orbis hotels to be integrated with the Accor hotel networks and the affiliation time schedule have been presented in detail in the Report of the Management Board on Orbis S.A. Operations in 2001. The list covered 29 hotels belonging to the Orbis network, including 5 hotels operating under the Novotel brand at the time the Agreement was signed (in Warsaw, Gdańsk, Olsztyn, Poznań and Wrocław – 687 rooms in general). The parties to the Agreement did not determine a fixed schedule of introducing the hotels, but agreed that Orbis hotels will enter the network in a event, the decision to include a hotel in any given network requires that the parties enter conclude an Amending Annex. The Parties also provided for a possibility to alter the list of hotels and stipulated that other Orbis hotels may be included, by way of an Affiliating Annex, to the program of re-branding Orbis hotels into one of the Accor hotel brands.

In accordance with the above terms and conditions, 13 Orbis hotels have been affiliated with the Accor network in 2001.

In 2002, only one new hotel joined the Accor network. Beginning from July 1, the Forum Hotel in Warsaw began operations as Novotel Centrum. At the same time, due to a planned two-year general modernization process of Sofitel in Kraków (operating in the Accor network since January 1, 2001) by virtue of a decision of the Orbis S.A. Management Board, the said hotel has been closed down on November 10, 2002, following which the branch of the company under the name: „Orbis S.A. – Sofitel Branch" was liquidated as from December 31, 2002. The initially planned affiliation of two successive hotels, i.e. the Neptun Hotel in Szczecin and the Helios Hotel in Toruń, into the Mercure network beginning from October 1, 2002, was postponed for 2003 due to modernization works carried out in these hotels.

Thus, the number of Orbis hotels operating under the Accor brands at the end of 2002 did not change as compared to 2001. This group includes 18 hotels with 4,294 rooms (of which 13 hotels affiliated during the years 2001 and 2002 with 3,607 rooms).

16. Changes in the Balance of Fixed Assets

As a result of finalizing the transaction involving AWSA S.A., Orbis sold to PKN Orlen 165,924 shares in AWSA II (the sole shareholder of AWSA Holland II B.V., holding 98.85% shares in Autostrada Wielkopolska S.A.), for a total amount of PLN 61,400,000.

Four transactions involving the sale-purchase of property by Orbis S.A. took place in 2002. The first transaction involved the sale of the title to perpetual usufruct of undeveloped real property consisting of land with a total area of 240 square meters in Zielona Góra, at Wyspiańskiego street, executed by virtue of the transaction dated August 13, 2002, (the value of the transaction equaled PLN 14 911), effected in accordance with the Resolution of the General Assembly of Shareholders no 11 dated June 26, 2002. The second transaction involved acquisition of the title to perpetual usufruct of real property consisting of land and buildings, plots no 7/1 with an area of 930 square meters and plot no 3/2 with an area of 122 square meters in Poznań, 36, Niepodległości avenue, by virtue of a transaction dated September 27, 2002, pursuant to a Resolution no 13 of the General Assembly of Shareholders dated June 26, 2002. In respect of the above transaction, the first payment accounting for 15% of the value of the land in the amount of PLN 97,665 has been paid. Another transaction involved the sale of the ownership title to real property located in London and was executed on October 14, 2002 (amount of the transaction equaled £ 310 699.19). The last transaction involved the sale of the title to perpetual usufruct of land with an area of 7 310 square meters and the ownership title to buildings and constructions in Poznań, at 12, Św. Wincentego street (the value of this transaction amounts to PLN 3 246 000). Both these transactions have been finalized in accordance with the Resolution no 9 of the General Assembly of Shareholders dated June 26, 2002.

17. Insurance

Orbis S.A. maintains insurance coverage in the following scope:

- insurance against loss or damage to the property and lost profits for a period of 1 year, from June 1, 2002, till May 31, 2003, in the insurance company Towarzystwo Ubezpieczeń Ogólnych S.A. Commercial Union Polska and AIG Polska Towarzystwo Ubezpieczeń S.A. acting as the co-insurer;

  The insurance policy was purchased in June 2002, as confirmed by the insurance broker Marsh Sp. z o.o.

- insurance against Civil Liability of hotels and other facilities, the period from June 1, 2002, till May 31, 2003, in the insurance company TUiR Warta S.A.;
- insurance against Civil Liability of Management Board and Supervisory Board members, for the period from December 1, 2001, till December 31, 2002.